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DAT : 7/6/05

Annual Report 2002





Integration: The Key to Success



RWE
One Group.
Multi Utilities.

The RWE Group—A brief portrait

With 132,000 employees and annual net sales exceeding €46 billion, RWE ranks among Europe's largest industrial corporations. In implementing our multi-utility strategy, we concentrate on our four core businesses in the fields of electricity, gas, water and environmental services. We are one of the leading players in these industries in Germany, Great Britain, central Eastern Europe and the USA. Moreover, our activities give us a portfolio that enables stability just as much as it does growth. More than 20 million customers have opted for electricity and gas from RWE. Over 16 million households utilize our waste-disposal services. And we supply 70 million people worldwide with drinking water and wastewater services.



RWE AG
Core Businesses
Electricity
Gas
Water
Environmental Services
Non-Core Businesses
RWE Power
Power Generation
RWE Rheinbraun
Lignite-Fired Power Generation and Mining
RWE Trading
Trading
RWE Net
Net
RWE Plus
Sales and Marketing
RWE Solutions
Industrial Services
Innogy Holdings
UK Energy
Others
Harpen
RWE Gas
Midstream/Downstream
RWE Dea
Upstream
Thames Water
Water and Sewerage
RWE Umwelt
Waste Management
Heidelberger Druckmaschinen
HOCHTIEF
Construction and Civil Engineering
RWE Systems
Corporate Services

Key Events

02_2002

Gas production expanded

RWE Dea acquires UK-based gas producer Highland Energy, thus increasing its gas reserves by 13 million cubic meters to 76.5 million cubic meters of oil equivalent. Highland Energy owns production acreage in the North Sea, RWE Dea's core region.

03_2002

Acquisition of one of the largest British energy companies

With its recommended offer for Innogy Holdings, RWE sets foot on the UK utility market for the second time. Innogy is the country's second-largest electricity and third-largest gas provider. By obtaining a premiere position on a second key market, RWE strengthens its position as one of Europe's leading multi-utilities.

04_2002

Market leadership on German water market extended

By raising its stake in RWW Rheinisch-Westfälische Wasserwerksgesellschaft mbH, from 14% to about 80%, RWE widens its lead on the EU's largest water market. RWW serves some one million water customers in the Ruhr Region and in Münsterland. As a result, RWE now supplies water to 13 million people in Germany.

05_2002

Green light for entry into Czech gas market

The Czech Republic's antitrust authorities approve the acquisition of Transgas and interests in eight of the country's regional gas utilities. RWE thus advances to the premiere league of European gas companies.

07_2002

Slovak electricity market tapped

By acquiring a 49% stake in the East Slovak power utility VSE, RWE establishes a presence in this Eastern European growth market. VSE provides some 600,000 end customers with electricity and has about 22% of the market. In addition to the shareholding, RWE also assumes entrepreneurial control.

10_2002

RWE becomes a leading provider on Polish electricity market

RWE signs an agreement with the Polish government to acquire an 85% interest in Warsaw-based electric utility STOEN. The company supplies electricity to nearly 800,000 customers in the Polish capital.

12_2002

RWE implements German Corporate Governance Code

The Supervisory and Executive Boards issue a statement of compliance on the implementation of the recommendations from the "Governmental Commission for the German Corporate Governance Code." Once the required amendments have been made to its articles of association at the 2003 Annual General Meeting, RWE will comply with all of the code's recommendations.

At a glance

RWE Group		2002	2001 pro forma[1]	+/- in %	
External net sales	€ million	46,633	50,366	-	7.4
EBITDA	€ million	7,241	6,790	+	6.6
Operating result	€ million	4,504	3,908	+	15.3
Income before tax	€ million	2,722	2,194	+	24.1
Income after tax	€ million	1,355	1,744	-	22.3
Net income	€ million	1,050	1,350	-	22.2
Operating cash flow	€ million	5,933	3,560	+	66.7
Return on capital employed (ROCE)	%	10.4	10.5	-	1.0
Capital costs (WACC) before taxes	%	9.5	9.5		–
Value added	€ million	395	388	+	1.8
Capital employed	€ million	44,293	37,757	+	17.3
Capital expenditure	€ million	16,985	7,560	+	124.7
Earnings per share					
_excluding goodwill amortization	€	3.25	3.20	+	1.6
_including goodwill amortization	€	1.87	2.40	-	22.1
Operating cash flow per share	€	10.55	6.33	+	66.7
Dividend per share	€	1.10[2]	1.00	+	10.0

		12/31/02	12/31/01	+/- in %	
Workforce	FTE[3]	131,765	123,423	+	6.8

[1] See commentary in the review of operations on page 36.
[2] *Dividend proposal (including bonus) for RWE AG's 2002 financial year, subject to approval by the May 15, 2003 Annual General Meeting.*
[3] Full time equivalent, according to the percentage of full-time employment.

Brief portrait ▷

Highlights

_Operating result posts another double-digit increase
_Electricity again No. 1 success factor
_Internationalization process largely completed
_2003—Year of consolidation

Operating result posts another double-digit increase

Fiscal 2002 was a successful year. We improved our Group's operating result by 15%. Even without taking our large-scale acquisitions into consideration, our core businesses boosted their operating result by 18%. By contrast, earnings generated by our non-core businesses were substantially down on the previous year.

Electricity again No. 1 success factor

Our electricity business continued its dynamic development. It contributed more than half of the Group's operating result. Electricity's 53% increase in its operating result was primarily driven by the sustained upward trend displayed by our German electricity operations.

Internationalization process largely completed

We put our strong position on the European utility market on an even broader base with the acquisition of the British energy utility Innogy and nearly the entire Czech gas business. In addition, in completing the acquisition of American Water at the beginning of 2003, we became the No. 1 player in the regulated US water business.

2003—Year of consolidation

With a phase of strong external growth behind us, the rapid integration of our new companies is now the topmost item on our agenda. At the same time, we will constantly improve the Group's earning power through further cost cutting and efficiency enhancements. We will also gradually reduce our net debt.


04-29


13.3
8.7
3.0
0.3
0.8
30-65


66-101

€ million	528
€ million	**24,325**
€ million	4,146
€ million	2,760

102-170

Integration: The Key to Success

The RWE Group today provides for the needs of customers far beyond our roots in Germany. In the UK and central Eastern Europe, we supply communities with electricity, gas and water. We provide water to North Americans as well. The RWE Group's core businesses—electricity, gas, water and environmental services—are there to serve more than 100 million customers worldwide.

For us, the quality of being international means working together in a way that transcends borders to reach common goals in innovative ways. We hold deep respect for the differences of other cultures, and strive always to learn from them. That's why we believe that integrating people and business is the key to our success.

As a company, we draw our strength from a broad array of people and their many talents. Some of these people are to be seen in the photos throughout our annual report. With these portraits we are introducing you to individuals who are determined to achieve success together at RWE.



Annual Report 2002
RWE

Front cover, left:
Minyi Du, Business Development Director, Thames Water China, Shanghai

Front cover, right:
Jan Heinz Knoop, Storage Manager, Kalle Natural Gas Storage Facility, RWE Gas







Dr. Dietmar Kuhnt
Born in 1937 in Breslau, studied law. Joined the RWE Group in 1968. From 1992 to 1994 President and Chief Executive Officer of RWE Energie AG and Executive Vice-President of RWE AG. From January 1995 to February 2003 President and Chief Executive Officer of RWE AG. Responsible for: Corporate Communications, Group Auditing, Group Executive Resources Development, Energy and Environmental Policy.

»Our core business enables both stability and growth. We posted another double-digit rise in our operating result despite unfavorable economic conditions.«









Harry Roels
Born in 1948 in the Netherlands, obtained a degree in physical chemistry in 1971. Worked for the Royal Dutch/ Shell Group for 30 years. In July 1999 appointed Managing Director of Royal Dutch Petroleum Company and Executive Vice-President of the Royal Dutch/Shell Group. Since February 1, 2003 President and Chief Executive Officer of RWE AG. Responsible for: Corporate Communications, Group Auditing, Group Executive Resources Development, Energy and Environmental Policy.

Dear Shareowners and Friends of the Company,
The year 2002 was a difficult one for the world economy. The expected upturn never came. Fear of war and terrorist attacks led to a sustained feeling of uncertainty. Major stock indices went through periods of free fall. Even shares commonly known to be less susceptible to cyclical fluctuations, so-called "safe havens,"got caught in the downward spiral. RWE's shares were unable to counter this trend. Our common share was down almost as much as the DAX 30, falling to its lowest quotation in over seven years.

Solid earnings despite weak non-core businesses
Our operating activities were marked by the weak economic situation as well. Nevertheless, we are pleased to be able to give you a report on what has been a successful fiscal 2002. Consolidated operating results posted another double-digit increase, advancing some 15%. This was possible only because we achieved our ambitious income goals in our core businesses. At our last Annual General Meeting, we promised you that we would generate significant organic earnings growth. And we kept our promise: Even without taking the large-scale acquisitions into account, our core businesses lifted their operating result by 18%. More than half of the consolidated operating result was single-handedly generated by our electricity business. Posting some 53% in earnings growth, it continued to benefit from the upward trend of our German power operations. Our Gas and Water Business Areas also recorded a double-digit improvement in their operating results. Environmental Services, by far the smallest core business area, was the only division that failed to match the year-earlier earnings figure. We initiated a far-reaching restructuring program to counteract this.

Heidelberger Druckmaschinen recorded a surprising collapse in profits. Our refinery and service-station businesses posted an operating loss in the last six months leading up to their divestment.
As a result, on the whole, the non-core businesses were a substantial burden.

As expected, the Group's net income reflects the expenditure in our strong external growth. However, it was also affected by exceptional charges due to the weak economic environment and the difficult situation on the capital market. Therefore, earnings per share excluding goodwill amortization were only 1.6% higher year-on-year, and were some 22% down year-on-year, including goodwill amortization.

We want you too, our shareholders, to benefit from the stability of our core businesses even in periods of economic strain. Therefore, we will propose to the May 15, 2003 Annual General Meeting that the dividend remain unchanged at €1 per share. We will also propose a €0.10 bonus per share. This is our way of letting you partake in the successful sale of our refinery and service-station activities.

With this 10% dividend increase, RWE's share is still one of the DAX's strongest issues in terms of payout.

Internationalization process largely completed, focus sharpened even further

Fiscal 2002 was a year of success also in terms of our strategy. By taking over almost the entire Czech gas industry, we gained a foothold in one of Eastern Europe's most attractive growth markets. Our acquisition of Innogy, one of the three largest energy utilities in the UK, has given us a leading position in another key European market. Having completed the acquisition of American Water Works, which ranks first in the US regulated water business, right at the beginning of the current financial year, we have established a strong position on the world's largest water market. In sum, this gives us a balanced platform for long-term growth and value creation, with little exposure to cyclical fluctuation.

Our core businesses will generate about half of their operating results outside Germany in fiscal 2003. We have not planned any further large-scale acquisitions.

We also made progress in concentrating on our core business. Shell acquired our entire refinery and service-station business as of July 1, 2002—ahead of schedule. However, due to the unfavorable situation of the economy and the stock markets, we will not be able to adhere to our plan, which envisioned exiting our remaining non-core businesses, Heidelberger Druckmaschinen and HOCHTIEF, by the end of 2003. Nevertheless, RWE is already a highly focused utility company, when compared with its peer group. Only 4% of the Group's operating result was contributed by non-core businesses last year.

The four pillars of RWE's strategy

With three years of realignment behind it, your company is now on firm footing. We have core businesses that allow at once for stability and growth. We have exclusively established ourselves on key utility markets that hold future promise. Thus, instead of banking on a widely diversified geographic presence, we have clearly defined the markets in which we are concentrating our resources regionally. This is the basis on which we will continue to roll out our strategy in the next few years:

- Tailoring market activities to optimize margins by concentrating on customer groups with high long-term value-added potential
- Market and cost leadership with a view to achieving reasonable value contributions through volume and cost advantages even in cases of increased pressure on prices

Dr. Richard R. Klein
Born in 1943 in Bad Oeynhausen, studied economics. From 1986 to 1994 Chief Administrative Officer of the City of Duisburg. Joined the RWE Group in 1994. From December 1996 to March 2003 Executive Vice-President of RWE AG. Responsible for: Corporate Development, Mergers and Acquisitions.

Dr. Gert Maichel
Born in 1949 in Timmendorfer Strand, studied agricultural economics and law. President and Chief Executive Officer of VEW AG until November 2000. Since October 2000 President and Chief Executive Officer of RWE Power AG. Since November 2000, Executive Vice-President of RWE AG. Responsible for: Multi-Energy.

Manfred Remmel
Born in 1946 in Offenburg/Baden, studied industrial engineering. Head of production and materials management in the passenger car division of DaimlerBenz AG until 1998. From January 1999 to March 2003 Executive Vice-President of RWE AG and until September 2000 President and Chief Executive Officer of RWE Energie AG. From October 2000 to August 2001 President and Chief Executive Officer of RWE Plus AG. Responsible for: Multi-Utility.







- Regional cooperation among our four core businesses to realize synergies as regards customers, costs and know-how
- Vertical integration along the entire value-added chain, in order to obtain margin advantages via networking and compensate for market fluctuations

2003—Year of consolidation

After a phase, which was characterized by external growth, consolidation is now topmost on our list of priorities. We have a three-pronged thrust:

- Integration: The rapid and efficient incorporation of acquisitions into the Group structure is crucial to our achieving the goals we have set in terms of our position on the market and our results in the years ahead.
- Operating performance: We will progressively increase our earning power by further cost reductions and efficiency enhancements.
- Financial stability: A strong flow of cash from our stable core businesses and a healthy balance sheet are the key success factors for our good ratings on the capital market. Furthermore, we will reduce our net debt by scaling back capital expenditure and by selling off investments in our core business that are strategically immaterial.

We will master these challenges. Therefore, we have good reason to take an optimistic view of the future. After all, the dynamics of the changes we have experienced over the last few years have enabled us to gain enough momentum to capitalize on new opportunities. Our employees have always dealt with new challenges competently and autonomously, assuming responsibility for their own actions. And we will continue to count on them going forward. It is in this light that we want to make a special point of thanking them for their hard work and commitment. To you, our shareholders and friends of the company, we would like to extend our gratitude for the trust you have placed in us. Although our share price doesn't reflect it at present, RWE's staff and management team are doing everything they can to ensure that your company remains on its course for success.

Essen, February 25, 2003

Sincerely yours,





Dr. Dietmar Kuhnt
President and CEO of RWE AG

Harry Roels
President and CEO of RWE AG

Dr. Klaus Sturany
Born in 1946 in Wehrda/Hesse, studied mathematics. From 1997 to 1999 Spokesman of the Board of Management of GEA AG. Since December 1999 Executive Vice-President of RWE AG. Responsible for: Finance, Group Controlling, Investor Relations, Accounting, Tax, Insurance.

Jan Zilius
Born in 1946 in Marburg, studied law. Joined the RWE Group in 1990. Since April 1998 Executive-Vice President and Labor Director of RWE AG. Responsible for: Group Human Resources Management, Law/Board Matters.







Supervisory Board Report

Dear Shareholders,

For us at RWE, fiscal 2002 centered on external growth and sharper focus. We passed milestones en route to expanding our electricity and gas operations, which are core businesses, with the acquisitions of UK-based Innogy Holdings plc, Czech-based Transgas, a.s., and the eight Czech regional utilities. Now, the task at hand is to firmly incorporate these companies into the Group by implementing strategic integration measures. The sale of our 50% stake in the oil downstream joint venture with Shell underscores our focus on the Group's core businesses.

The Supervisory Board closely monitored measures taken by the Executive Board in the 2002 fiscal year. It convened for four ordinary and one extraordinary meeting during which it received reports on the progress of business as well as issues concerning the continued development of the Group companies' strategies and operations. Furthermore, the members of the Supervisory Board were kept abreast of the progress of business every quarter and were informed of specific issues in writing by the Executive Board. The Supervisory Board passed resolutions that fall under its scope of responsibility according to German corporate law as well as the company's articles of association and bylaws on the basis of decision proposals and circular procedures. Moreover, the Chairman of the Supervisory Board was promptly and comprehensively informed of significant occurrences of material importance to the assessment of the status, development and management of the company.

Corporate governance

One of the key subjects of deliberation in the Supervisory Board was corporate governance. Good corporate governance standards are indispensable to a company of RWE's stature. They play a significant role when it comes to gaining the trust of our investors. RWE has already complied with the recommendations and suggestions included in the German Corporate Governance Code to a great extent. Additionally, the Supervisory Board has consulted with the Executive Board to develop a concept for institutionalizing the remaining rules. In its September session, after in-depth preparations, the Supervisory Board adopted bylaws to address this issue, focusing on the organization of the Supervisory Board and its committees, as well as on the rights and duties of each and every one of its members. Furthermore, the Supervisory Board set up an audit committee, increased its committees' scope of action, and defined the Executive Board's reporting in concrete terms. Having implemented these measures, the Supervisory Board was in a position to issue a statement of compliance on its behalf in its December session. The statement has just one technical limitation, since changing the compensation scheme for Supervisory Board members who also




Dr. h.c. Friedel Neuber

sit on other committees makes it necessary to amend the articles of association. This issue has been included in the agenda for the May 15, 2003 Annual General Meeting. The declaration of compliance made by the Executive Board and the Supervisory Board with respect to the financial statements of the corporation and the Group for the 2002 financial year contains the same caveat.

Other main topics of deliberation

Regular reports were received on the development of the Group's and the individual business areas' sales and results. The Supervisory Board conducted in-depth discussions on financials as well as other pertinent key figures, including the Group's indebtedness, with the Executive Board and addressed deviations from the budget, along with the main reasons for them. Such debates also included scrutiny of the risk management system, which is tailored to detect risks existing throughout the Group early on and take precautionary measures, as well as programs in place to reduce costs. During its December meeting, the Supervisory Board also dealt in detail with the company's budget for 2003 and with the forecast for subsequent years. The Supervisory Board kept itself regularly informed of the Group companies' operations. Developments in electricity prices, the impact of laws on renewables-based energies, CHP subsidies, and the electricity tax were all discussed with the Executive Board, as were issues related to grid fees. In this context, the further decentralization of the sales structure for our German electricity customer base was discussed.

Changes in our portfolio of investments are first on the list of the transactions to be handled by the Executive Board that require Supervisory Board approval. Of most notable mention in this context is the public takeover bid launched by the Electricity Business Area for all of the shares in Innogy Holdings plc. The Supervisory Board dealt with this issue in detail in its March session and approved the bid. It obtained a clear picture of the offer's conditions, strategic implications and return targets. As regards our electricity operations, the Supervisory Board also endorsed the acquisitions of stakes in GEW RheinEnergie Aktiengesellschaft, the Slovak-based regional utility Východoslovenská energetika, a.s. (VSE), Polish-based STOEN S.A. and Wuppertaler Stadtwerke Aktiengesellschaft, as well as the issuance of option rights in connection with the merger between Envia Energie Sachsen Brandenburg Aktiengesellschaft and Mitteldeutsche Energieversorgung Aktiengesellschaft.



As regards the Gas Business Area, the Supervisory Board was constantly kept abreast of developments surrounding the bidding process for the privatization of the Czech gas industry, as well as of measures considered for integrating the companies into the Group on conclusion of the agreement once the deal had closed. The Supervisory Board had already consented to the submission of the offer in December 2001.

The Executive Board kept the Supervisory Board constantly up-to-date on the status of the approval procedures regarding the acquisition of American Water Works Company Inc. In addition, the Supervisory Board approved the acquisition of shares in Proyectos e Instalaciones de Desalación S.A. (PRIDESA) and Empresa de Servicios Sanitarios de Los Lagos S.A. (Ondagua), both of which are Spanish companies. The same applies to the acquisition of the remaining 50% shareholding in Trienekens Aktiengesellschaft in the Environmental Services Business Area. The restructuring program that goes hand-in-hand with the purchase was the topic of intense deliberation between the Supervisory Board and the Executive Board.

As far as RWE's non-core business is concerned, the Supervisory Board gave the go-ahead for the early exit from the Shell & Dea Oil GmbH downstream oil joint venture as well as the associated sale of the 50% stake in that company to Shell. Furthermore, the Supervisory Board approved the sale of HOCHTIEF's equity interest in Monachia Grundstücks-Aktiengesellschaft.

Financing requirements have risen steadily, owing to the acquisitions made in the last few fiscal years. It is against this backdrop that the Supervisory Board approved the issuance of bonds under a debt issuance program and short-term funding through a global commercial paper program. Moreover, the Supervisory Board kept itself abreast of the details of the company's credit rating.

Committees

The Supervisory Board formed four committees. Their members are listed in the chapter on "Boards."* The Executive Committee convened three times in the 2002 financial year. It engaged in preparatory deliberations on the financial statements for the 2001 fiscal year, the consolidated financial statements for the 2001 truncated fiscal year from July 1 to December 31, 2001, the corporate budget for the 2003 financial year, and on the forecast for subsequent years. In every meeting, the Supervisory Board kept itself informed about key financials and dealt with specific topics related to the Group's strategic orientation. Such issues included the further development of acquisition processes as well as the financing concept. Another focal point of debate were precautionary measures necessary in the area of corporate governance at RWE.

The Human Resources Committee held three sessions in the 2002 financial year. There was no need for the Mediation Committee to convene. The newly established Audit Committee took up work before the end of fiscal 2002, discussing organizational issues as well as determining special topics to be addressed in meetings scheduled for 2003.

Financial statements for the parent company and the Group

The Executive Board prepared the financial statements of RWE AG and the Group for fiscal 2002, as well as the combined review of operations for RWE Aktiengesellschaft and the Group. Since the consolidated financial statements were prepared in compliance with International Accounting Standards, RWE is exempted from preparing consolidated financial statements in compliance with German law. These documents—as well as the accounts—were scrutinized by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and were issued an unqualified auditor's opinion. The auditors were appointed by the AGM on June 6, 2002, and commissioned by the Supervisory Board to audit the financial statements of RWE AG and the Group. The auditor's audit reports, documents supporting the annual financial statements, and the annual report were submitted to all the members of the Supervisory Board in good time before its balance sheet meeting. The submissions were the subject of in-depth deliberations in the Supervisory Board's plenary session, which took the supplementary oral report presented by the Executive Board into consideration. The auditors, who signed the audit report, attended the meeting, presented the material findings of their audit, and were available to answer questions.

The Audit Committee had scrutinized these documents exhaustively prior to this meeting and recommended that the Supervisory Board approve the financial statements of RWE AG and the Group as well as the combined review of operations. It also suggested that the Supervisory Board put PwC Deutsche Revision Aktiengesellschaft Wirtschaftprüfungsgesellschaft up for election as auditors at the AGM.

The Supervisory Board has reviewed the financial statements of RWE AG and the Group, the combined review of operations for RWE Aktiengesellschaft and the Group, and the proposed appropriation of distributable profit. No objections were raised as a result of this review. The Supervisory Board approved the results of the auditor's audit of both financial statements and thus endorsed the financial statements of RWE AG and the Group for the period ended December 31, 2002. The financial statements for the fiscal year being reviewed are thus adopted. The Supervisory Board concurs with the appropriation of profits proposed by the Executive Board, which envisions a dividend payout of €1.00 and a bonus of €0.10 for each share that carries dividend entitlements.

Changes in the Supervisory and Executive Boards

The compositions of the Supervisory and Executive boards did not change in the 2002 financial year.

Dr. Dietmar Kuhnt retired from his position as President and Chief Executive Officer of RWE Aktiengesellschaft at the end of the day on February 28, 2003. Over the last few years, Dr. Kuhnt steered the company through far-reaching change processes caused by the deregulation of the energy market. With a strategy combining focus on core businesses and acquisitions in these fields of activity, he charted a clear course for the enterprise to follow into the future. The Supervisory Board has expressed its special gratitude for the outstanding services that Dr. Kuhnt has rendered to the RWE Group. It will propose that the May 15, 2003 AGM elect him as shareholder representative to the Supervisory Board. Dr. Titzrath resigned his seat effective on conclusion of this Annual General Meeting. In its extraordinary meeting in May of 2002, the Supervisory Board appointed Mr. Harry Roels to the Executive Board of RWE Aktiengesellschaft as of February 1, 2003 and nominated him Chairman of the Board.

Dr. Richard R. Klein and Manfred Remmel will vacate their seats on the Executive Board of RWE Aktiengesellschaft at the end of the day on March 13, 2003. The Supervisory Board extends its appreciation to both gentlemen for their successful performance for the benefit of the company.

The Supervisory Board thanks the RWE Group's entire staff and the members of the Executive Board for their work in the past fiscal year. With this kind of commitment, we will be able to shape the future successfully.

Essen, March 13, 2003
The Supervisory Board



Dr. h.c. Friedel Neuber
- Chairman -

This is the first time we have dedicated a chapter of our annual report to RWE's corporate governance. Our intention is to inform our readers on how RWE is implementing the recommendations of the German Corporate Governance Code (Item 3.10 of the Code). RWE has been meeting high corporate governance standards for quite a long time already and is renowned for the high degree of transparency in its reporting. Therefore, necessary adjustments were easily manageable. In December 2002 and March 2003, we issued declarations of compliance including what we believe will be a temporary exception.

Corporate governance

Legal requirements form the basis

What corporate governance entails is simple: reliable and efficient management and monitoring of listed stock corporations. First and foremost, as a system of company management and monitoring, RWE AG's corporate governance must comply with legal requirements. Here, the division of tasks between the executive and supervisory boards according to the German Stock Corporation Act is of fundamental importance. The Executive Board runs the company, assuming responsibility for the company's management, while monitoring and consulting are handled by the Supervisory Board (dual system). Information on the members of the Executive and Supervisory Boards, including their memberships in other legally mandated supervisory boards as well as comparable domestic and foreign supervisory bodies, along with the compositions of Supervisory Board committees is presented in the chapter on "Additional Information."*

*
162

The Annual General Meeting, which enables shareholders to exercise their rights, is another legally mandated body.

German Corporate Governance Code imposes additional standards

In 2002, a commission entrusted by Germany's federal government presented the German Corporate Governance Code. It aims to make use of recognized standards for the management and monitoring of companies to foster international trust in the German financial market. In so doing, the Code largely fell back on statutory requirements that had already been binding upon RWE AG prior to the Code. Furthermore, the recommendations are more stringent than the legal standards, thus constituting the core of the Code. Their definition is derived from the legal basis found in Sec. 161 of the German Stock Corporation Act. According to this legal foundation, the management and supervisory boards of listed stock corporations are obliged to declare every year whether they have complied with the recommendations issued by the federal government's commission. They must report on all recommendations detailing compliance or non-compliance both in the past and at present. Deviations from the recommendations must be disclosed pursuant to Sec. 161 of the German Stock Corporation Act and explained in accordance with Item 3.10, Sentence 2 of the Code. In addition, the Code makes suggestions, which go above and beyond legal requirements. However, they differ from the recommendations in that companies are not obliged to make statements on them.

German Corporate Governance Code contains practical, well-balanced suggestions

The Code itself has always been the basis for the adjustments to our corporate governance standards touched upon previously. It describes internationally recognized standards of good, responsible company management, which we hold to be well-balanced and practical. It is for this reason that the Executive and Supervisory Boards support the Code and will continue to support it in the long term. Accordingly, we made a conscious decision against establishing our own, company-specific basic principles.

Code requires little action since RWE standards are already high

RWE had been adhering to high corporate governance standards that exceed legal requirements and putting them into practice long before the Code entered into force. We are of the opinion that responsible and transparent company management and monitoring can provide a sustainable increase in the value of an enterprise. We reviewed our corporate governance guidelines based on the Code and decided on how best to consider new issues and improvements as well as put our resulting findings into practice. In 2002, we took nearly all the measures required to adjust our policy in cases where RWE had deviated from the recommendations made by the Code. All in all, there was no great need for action.

Executive Board bylaws regulate cooperation

Compliance with the Code only led to a few amendments to the bylaws to which RWE AG's Executive Board has subjected itself. The bylaws have long determined the manner in which Executive Board members cooperate with one another. Duties are performed in accordance with an assignment of responsibilities. Decisions on transactions classified as being material in RWE's Articles of Association are submitted by the Executive Board to the Supervisory Board for approval. No Executive Board committees were formed.

Supervisory Board bylaws consider major recommendations made by the Code

One of the steps needed to comply with the Code was the introduction of bylaws for the Supervisory Board. In addition to procedural rules that had already been valid and in practice prior to the Code entering into force, the bylaws feature a number of novel aspects that ensure not only that the Code's recommendations are followed, but also that this adherence is documented. This holds true for the mandatory disclosure of trades in shares as well as in other securities issued by RWE AG (directors' dealings). Since then, security transactions reported by company officers that fall under this category have been published in line with the corresponding disclosure duty and have been made accessible on RWE's web site. RWE's officers did not own any stock subject to disclosure in the notes to the parent company's financial statements pursuant to Item 6.6 of the Code. The bylaws also include provisions that govern possible conflicts of interest. Neither the members of the Executive Board, nor those of the Supervisory Board had such conflicts of interest in the financial year that just ended.

Also included in the bylaws is the age limit for membership on the Supervisory Board defined by the Code, which is 72 years. Furthermore, it spells out the Executive Board's reporting duties in even more detail.

Supervisory Board committees with enlarged role

In accordance with the German Co-Determination Act of May 4, 1976, ten of the 20 members of our Supervisory Board are elected by the shareholders, with the employees electing the other ten. The Supervisory Board formed four committees. The Audit Committee was newly established, taking up activity in 2002 for the first time. Some of the other committees were entrusted with additional tasks in the year being reviewed.

- Comprising eight members, the Executive Committee is the largest body to have been set up by the Supervisory Board. It is responsible for providing advice on key issues and preparing resolutions submitted to the Supervisory Board for consideration. Moreover, in certain cases, and above all in matters of urgency, it is authorized to pass resolutions in place of the Supervisory Board. The Executive Committee also concerns itself with the corporate budget.

- The Human Resources Committee consists of five members. It prepares succession plans for the Executive Board as well as personnel-related decisions to be taken by the Supervisory Board and issues approval on additional duties fulfilled by Executive Board members, especially as regards their exercising supervisory board mandates. In addition, the Human Resources Committee handles conflicts of interest and issues approvals for contracts between Super visory Board members and the company. There were no such agreements in the year under review. Major transactions concluded between a member of the Executive Board, or a person or enterprise with which an Executive Board member is closely affiliated on the one hand, and the parent company or one of its subsidiaries on the other, are also subject to approval by the Human Resources Committee. No transactions of this nature were completed in the reporting period, either.

- Made up of six members, the Audit Committee's main tasks involve addressing issues pertaining to the areas of accounting policies and risk management (including the internal control and risk management system) as well as preparing Supervisory Board resolutions regarding the annual financial statements and agreements made with the auditors. The Audit Committee also deliberates on material events occurring at companies with which RWE AG has an affiliation as well as on the inclusion of new and the relinquishing of existing fields of business in which RWE AG is directly active. By establishing the Audit Committee, we have followed one of the Code's most significant recommendations. Additionally, we will take up two further suggestions made by the Code: In the future, chairmanship of this committee will not be exercised by the Chairman of the Supervisory Board or a former member of the Executive Board.

- RWE also formed a committee pursuant to Sec. 27, Para. 3 of the German Co-Determination Act. The committee comprises four members and mediates in situations where the majority vote required to pass a resolution on the appointment of a member to the Executive Board cannot be obtained.

With the exception of the Human Resources Committee, all of the Supervisory Board's monitoring bodies are staffed with an equal number of shareholder and employee representatives. The Human Resources Committee consists of three shareholder-elected and two employee-nominated members.

Board member compensation

Members of the Executive Board have compensation packages with fixed and variable components. Executive Board members are awarded stock appreciation rights (SARs) based on RWE AG's Long Term Incentive Plan (LTIP). The LTIP replaces the company's old stock option plan for executives. A breakdown of the remuneration package into its individual components is displayed in the Notes to the Consolidated Financial Statements.

The Supervisory Board members' compensation package also includes a fixed and a variable component. The old fixed remuneration component amounted to €5,000. It increased by €450 for every €0.01 by which the aggregate distributable dividend exceeded €0.10 per common share. Since the Supervisory Board's range of activites was expanded as described above, going forward, it is justified that a committee chairman receive twice the rate of pay set forth for committee members in the Articles of Association, and that Supervisory Board members, who sit on a committee, receive one-and-a-half times this amount. Furthermore, the remuneration of the members of the Supervisory Board is scheduled for an adjustment, whereby the fixed component is to be increased. A corresponding proposal will be submitted to the Annual General Meeting on May 15, 2003.

Once this AGM resolution has been adopted, we will follow the Code's recommendation regarding the compensation of chairmen and members of Supervisory Board committees as well.

RWE Annual General Meeting benefits from comprehensive Internet offering

The Annual General Meeting serves as a forum for shareholders. It is convened once a year during the first six months of the fiscal year as an Ordinary AGM at which the Executive and Supervisory Boards account for the preceding financial year as well as the company's current developments. The Annual General Meeting regularly passes resolutions on the appropriation of distri-butable profit, the approval of the acts of the Executive and Supervisory Boards, and the appointment of the auditors. It is also entitled by law to make a number of other decisions. Shareholders exercise their rights at the AGM, which primarily consist of their right to be heard and ask questions, as well as their right to vote if they hold common shares.

RWE AG makes it easier for its shareholders to exercise their rights at the AGM by implementing several measures. For example, shareholders, who are unable to attend the AGM in person, may commission a proxy, who is obliged to follow the shareholder's instructions in voting procedures. Most noteworthy is the extensive use made of the Internet in a manner suggested and promoted by the Code. RWE AG provided a Web broadcast of the entire June 6, 2002 Annual General Meeting. Furthermore, we afforded our shareholders the opportunity to delegate authority and issue instructions to their proxies over the Internet for the first time in 2002. To facilitate such processes even more, for the first time, RWE will also allow this to be done in writing for the May 15, 2003 AGM. RWE has thus assumed a pioneering role among large German companies with bearer shares.

Use of electronic media—a major contribution to enhanced transparency

We will maintain the high level of transparency we have become known for on the capital market. Our shareholders, financial analysts, shareholder associations, the media and the public at large will be kept abreast of developments via reports and bulletins on specific events on a regular basis. Reports will regularly be provided in both German and English. This is another area in which the Internet has increasingly established itself as a channel for the rapid and timely dissemination of information. Therefore, we enlarged our Web offering significantly over the last few years. Besides the aforementioned AGM services, our home page also provides links to all the latest reports and news bulletins. In addition, we provide live Internet broadcasts of our analyst conferences, which we archive as online recordings for later viewing as well. We thus offer a wide range of information.

Economic Advisory Board

An Economic Advisory Board has been set up to advise the company on issues of special import. This committee serves as a platform for experienced people to share their expertise in other branches of industry, science, research and the international arena with us. The competencies of the Executive Board, Supervisory Board and the Annual General Meeting remain unaffected by the Economic Advisory Board's work.

Codex also implemented in all listed Group companies

All of the Group companies obligated to issue a declaration of compliance according to Sec. 161 of the German Stock Corporation Act met this requirement in 2002. Some of their statements of compliance make reference to the peculiarities of their affiliation with the Group as well as the size of the enterprises affected.

Declaration of compliance for 2003 still contains just one exception

On December 16, 2002, the Executive and Supervisory Boards issued its first statement of compliance, including the aforementioned exception pursuant to Sec. 161 of the German Stock Corporation Act and Sec. 15 of the Introductory Law to the German Stock Corporation Act.

Since then, there have not been any new developments which would have caused the declaration of conformity to be limited. Having dutifully reviewed the recommendations of the "German Corporate Governance Code Government Commission," the Executive and Supervisory Boards therefore make the following statement for 2003, which is permanently available to the shareholders* on RWE's website.


01

"RWE Aktiengesellschaft complies with the recommendations of the "Government Commission German Corporate Governance Code" announced by the Federal Ministry of Justice in the Official Part of the electronic Federal Gazette on November 26, 2002, with the exception that the chairmanship and membership in committees of the Supervisory Board will not be generally remunerated separately (Para. 5.4.5, 1st Subpara., Sentence 3 of the Code). The Executive and Supervisory Board will recommend to the Annual General Meeting on May 15, 2003, to add a corresponding compensation system to section 12, subsection 3, of the Articles of Incorporation of RWE Aktiengesellschaft". RWE Aktiengesellschaft has complied with these recommendations analogously since the last statement of compliance on December 16, 2002."

Essen, March 13, 2003
RWE Aktiengesellschaft

On behalf of the Supervisory Board
Dr. Neuber

On behalf of the Executive Board
Roels Zilius

Our international portfolio. Integration and diversity.


Oslo
Edinburgh
Swindon
London
Berlin
Warsaw
Essen
Košice
Prague
Budapest
Klagenfurt
Bilbao
Madrid
Zagreb
Lisbon
Izmit
Cairo
Pittsburgh
Elizabethtown
Voorhees
Houston
San Juan
Rancagua
Talca
Concepción


Shanghai
Hong Kong
Pathum Thani
Bangkok
Kuala Lumpur
Singapore
Jakarta
Adelaide

In just nine months—from May 2002 to January 2003—we made three large-scale acquisitions to turn RWE into an international multi-utility company. Fiscal 2003 will see our core businesses generate about half of their operating result in regions outside Germany. Now, integrating our young companies in the UK, the Czech Republic and the USA is one of the key tasks ahead of us as we strive to secure a successful future for our organization. Harnessing our power optimally is the prerequisite for the rapid creation of added value.

Harnessing power

The post-merger phase has begun. Now the task at hand is to unleash synergistic potential and turn volume growth into sustainable value growth. Every acquisition made by RWE must cover its capital costs within a reasonable timeframe.

Integration tops list of priorities
Identifying suitable takeover candidates, conducting purchase negotiations and closing deals is just one side of the external growth business. The integration process is the other. It is above all the post-merger phase that decides whether such transactions will be successful over the long term. The task at hand is to realize synergistic potential and derive sustainable value growth from volume growth. This is why integration tops the list of priorities at RWE. Transgas along with our stakes in the eight Czech regional utilities, Innogy as our operating management company for the new "UK Energy" Division, and US-based water utility American Water—each one of these acquisitions must overcome an ambitious hurdle: Their return on capital employed (ROCE)* must exceed their capital costs within a reasonable period of time including the return on the entire goodwill.


* 40

Good preparatory work and existing know-how enable fast results
Acquiring a big company is an incisive strategic decision that affects an organization's success as a whole. Therefore, integration processes are about more than adapting different bookkeeping procedures and harmonizing IT systems. Our first and foremost intermediate goal consists of intermeshing the functions and personnel of operating units as quickly as possible as well as marrying the various corporate cultures. In so doing, as far as our strategy, organization and employees are concerned, meeting the following preconditions is paramount:

- A clear concept
- Rapid decisions on matters of principle
- Extensive communication
- Exact time tables
- High degree of transparency
- Enough leeway for pragmatic solutions and new ideas

Moreover, we amassed valuable experience with the successful integration of VEW and Thames Water. Thanks in part to our intense preparations and existing expertise, we were able to initiate the current integration processes without having to go through a "warm-up" phase. Most of our three new companies' integration teams were ready to go before the last approval procedures had been completed. These teams are generally staffed with executives from both sides of the table. They submit regular reports on their sub-projects to the parent company's Executive Board.

Czech gas industry: new structures set the tone early on

Thanks to the acquisition of nearly the entire Czech gas industry, our gas operations—one of our core businesses—finally advanced from being a gas utility primarily active in Germany to join the European "gas league." The acquisition closed on May 16, 2002, and the Czech operations were consolidated early for the first time, as of May 1, 2002. We had started to make preparations for the integration by engaging in an exchange with the Czech management, insofar as the legal framework allowed for this. As a consequence, we were able to make the most important adjustments to our organizational and management structures only a few days after the deal closed.

Our Czech gas enterprises have been integrated into the Group under the umbrella of RWE Gas. This also involved an executive vice president from RWE Gas assuming chairmanship of the Executive Board of Transgas, the Czech gas importer and pipeline company. We retained the services of the former chairwoman, which enables us to continue benefitting from her knowledge of the market and her know-how in her new capacity as Deputy Chairwoman of Transgas. We believe that cooperating closely with domestic executives is the right strategy for six of the eight Czech regional utilities in which we hold majority stakes. We filled the positions of chief executive with RWE executives, but operations are being run collaboratively, in teams including our experienced Czech colleagues.

The management boards of Transgas and the regional utilities in which RWE holds majority interests launched an in-depth integration program as early as the summer of 2002. Administrative integration, including such issues as the synchronization of reporting systems, had been largely completed by October 2002. The program's key points are:

- Plans exist to implement measures to optimize domestic gas transportation and distribution for the Czech regional utilities. Furthermore, these companies are working in concert with a view to stepping up their sales activities as well as improving the efficiency of business processes and administrative functions.

- Furthermore, the comprehensive management of RWE Gas' and Transgas' pipeline business as well as the coordination of gas purchasing, trading and transit agreements entered into by all RWE Gas Group companies give rise to potential for improvement.

- Other major activities involve the implementation of largely uniform IT platforms as well as the introduction of a more centralized material procurement system.

We have integrated our Czech gas companies into the RWE Group under the umbrella of RWE Gas.

Defined objectives: We expect to realize €100 million in annual synergies from 2007 onwards. ROCE is set to exceed capital costs by 2006.

We expect to tap €100 million in annual synergies from 2007 onwards. We anticipate realizing half of this target figure even earlier—by the end of fiscal 2005. Our overall goal is to generate ROCE exceeding the cost of capital by 2006 at the latest.

Innogy becomes its own operating management company

Our recommended offer for Innogy, one of Great Britain's three leading electric and gas utilities, took effect on May 27, 2002. The company has been consolidated in the Group's accounts since June 1, 2002.

Innogy acts as operating management company for the Electricity Business Area's new "UK Energy" Division. The experienced management team stayed on board.

Once again, decisive fundamental decisions regarding the company's integration into the Group had been made early on. Innogy plays the role of operating management company for the Electricity Business Area's new "UK Energy" Division. It was important to us that Innogy's established, successful management team remain on board. It has a very good reputation on the UK energy market. The management team was rounded off with the addition of a "chief integration officer," who is responsible for the integration process at the board level. Since it was our intention to intermesh RWE's and Innogy's trading activities from the start, it was an obvious proposition to appoint one of RWE Trading's experienced executives to the Executive Board of Innogy. By the same token, Innogy's head of trading assumed additional managerial responsibilities at RWE Trading.

The largest synergy potential lies in the trading business as well as in the cooperation between Innogy and Thames Water. These two companies are bundling their internal services and will collaborate in the field of customer services.

Besides the benefits to be gained from the combination of our trading operations in the UK in the short term, the largest potential is harbored by the cooperation between Innogy and our UK-based water utility, Thames Water. Integration teams are currently working on two projects that are to lead to almost three-quarters of the total amount of synergies arising from this transaction.

The goal for Innogy's integration is to have ROCE at least match capital costs from 2005 onwards.

Firstly, the two operating management companies are grouping their internal services and administrative functions, e.g. in the fields of IT and purchasing, and placing them in a newly established "shared service center," which took up activity as early as the beginning of 2003.

The second project addresses collaboration in the area of customer services between Innogy and Thames Water, e.g. by merging their call and billing centers. To this end, the integration teams are working hard to harmonize IT systems. Other measures taken within the context of the project aim to tap synergies in sales: Thames Water customers will be informed of Innogy's products and services. Customers who procure both water and energy from these two RWE companies will be given a rebate on their energy bill. The benefit for our two British companies is obvious: sales volumes rise faster than costs per customer. This enriches the relationship to the customer.

Our systematic integration work will pay off at Innogy as well. Totaling some €80 million a year, synergies are significantly higher than anticipated. This figure does not yet include the improvements that may be achieved by sharing best practice* with our German power plant and sales specialists over the long term.


* 166

We intend to realize about half of these synergies as early as the coming financial year. According to our forecasts, we should be able to achieve the full amount of planned savings from 2006 onwards. In addition, as we integrate Innogy, we benefit from the integration experience our British energy utility already has in the field of integration. Innogy fortified its electricity sales operations by acquiring the Yorkshire Power Group's and Northern Electric's end-customer businesses in 2001. In the meantime, major inroads have been made in consolidating their activities. Roughly 80% of the more than €100 million in planned synergies have already been realized.

Although Innogy has been a part of the RWE Group for a short time, as we had expected, its vertically integrated business strategy has proven to be exceptionally advantageous. Thanks to its balanced ratio of power generated to electricity sales volumes, Innogy's business remained relatively unaffected by the considerable decline in prices on the British wholesale market. We are thus optimistic about being able to achieve the overall goal we have envisioned as regards Innogy's integration: ensure that ROCE at least matches capital costs from 2005 onwards.

American Water rounds off the series of large-scale acquisitions

On January 10, 2003, we completed the acquisition of American Water, the largest water utility in the regulated US water business, which has been renamed "American Water." We had to go through a long, drawn-out process from the signing of the purchase agreement in September of 2001 to the completion of the deal, since the US Federal Trade Commission (FTC) was not the only supervisory authority from which we had to obtain approval. In fact, the regulatory authorities in 13 of the 27 US states in which American Water is active required us to go through comprehensive approval procedures. However, all in all, the procedures were completed several months earlier than expected. We will consolidate American Water in the Group's accounts as of January 1, 2003.

As a result, we were again able to implement plans developed earlier on as we commenced integration work. We rapidly agreed on a new management structure here as well: American Water is now part of our Water Business Area which is managed by Thames Water. Furthermore, Thames Water's chief executive has been placed at the helm of the US water utility. The company will spearhead RWE's entire water business in North and South America.

This constellation also gives rise to synergistic potential, albeit of smaller scope: Thames Water's US activities will be pooled with those of American Water. One advantage in this context is that Thames Water's existing regulated US water operations were located in the immediate vicinity of an American Water subsidiary in the state of New Jersey. Moreover, we believe that American Water stands to benefit considerably from the extensive international expertise of Thames Water as well as from the UK enterprise's specialized know-how. Thanks to its constant improvements in efficiency in the UK, the world's most strictly regulated water market, Thames Water is renowned for its high level of technology and services. In addition, whereas American Water already supplies drinking water to 15 million people, the company only provides wastewater services to one million. We intend to grow American Water's wastewater business significantly by capitalizing on Thames Water's experience.

Don't waste time in the beginning, don't let up later on

With the addition of Transgas and the Czech regional utilities to our business portfolio, we have tapped an attractive growth market in the gas business. Innogy, the second-largest electric utility and third-largest gas utility in the UK, gives us a leading position on yet another key European market. And through the completion of the acquisition of American Water we have become the No. 1 player in the regulated business in the USA, the world's largest water market.

We want to be just as energetic in bringing the integration processes to an end as we were when we initiated them, in order to be able to unleash value-creating potential as quickly as possible. Here, we intend to stay true to the motto: "Don't waste time in the beginning, don't let up later on."

Weakness in the global economy and the Iraq crisis sent the world's stock markets skidding in 2002. Germany's share index (DAX) was down 44%. RWE shares performed only marginally better. We see this as a challenge. Intensive communication and a high degree of transparency are in especially high demand when stock markets go through difficult periods.

Gloomy year on the stock market— RWE fares only slightly better than the DAX

The DAX recorded its biggest fall in one year since its introduction. RWE's shares were unable to counter this trend.

Record losses on the German stock market

The crisis on the world's stock markets worsened in 2002. Germany's share index (DAX) recorded especially high losses, falling 43.9% to 2,893 points, and putting in the weakest annual performance since its introduction in 1988. It was also the first time that Germany's lead index closed the trading year on a downward trend for the third time in a row.

Three factors were principally responsible for driving the bear market. For one, the initial hopes of economic recovery were dashed. In fact, world economic growth continued to stall over the course of the year, with consequences for corporate profits. Furthermore, investor trust in stock markets was rattled by a series of accounting scandals in the USA. In addition, increasing fear of a war with Iraq dampened the general mood on the stock markets, causing a number of investors to redistribute their funds, primarily channeling them into fixed-interest securities.

Utility issues caught in stock markets' downward spiral too

Last year, the most significant losses were posted by technology and financial stocks. Utility shares were caught in the stock markets' downward spiral although they are classified as being crisis-proof. At the end of 2002, RWE's common share was listed at €24.70, closing 41.5% down on its previous year-end quotation. Including the dividend, this corresponds to a performance of -40%. Preferred shares fared a little better, but declined as well. They were down 33.6% to €20.75, equaling a performance* of -31.6% .

* 
167

Performance of RWE shares
compared with the DAX


RWE common share
RWE preferred share
DAX 30
120
100
80
40
12/31/2001
12/31/2002
02/28/2003

Comparative performance[1] of RWE shares and important indices up to the end of 2002 in % p.a.	**1 year**	**5 years**	**10 years**
RWE common share	- 40.0	- 10.9	+ 5.0
RWE preferred share	- 31.6	- 9.1	+ 5.8
DAX 30	- 43.9	- 7.4	+ 6.5
CDAX Utilities	- 32.6	- 5.8	+ 8.6
Dow Jones EURO STOXX 50	- 36.1	+ 0.4	+ 11.2
Dow Jones EUROPE STOXX 50	- 33.7	- 0.1	+ 11.2
Dow Jones STOXX	- 31.0	- 1.3	+ 9.8
Dow Jones STOXX Utility	- 24.7	+ 0.1	+ 10.3
REXP[2]	+ 9.0	+ 6.1	+ 7.2

[1] Development of share prices and share indices including cash dividends and earnings from measures affecting shares outstanding.
[2] Index for government securities on the German bond market with a remaining term of 0.5 to 10.5 years, with due regard to price changes and interest income.

Share performance since the beginning of the new fiscal year

The mood on the capital market became even more subdued at the beginning of 2003. The intensification of the Iraq crisis, mounting fear of terrorism and high oil prices were largely responsible for the stock markets' continued downward trend. The DAX closed the month of February at 2,547 points, having clearly fallen below the quotation at the end of 2002. RWE share prices also continued to slip in the first two months of 2003. On February 28, common shares were down to € 20.48 and preferred shares were down to € 18.77.

Investors have become more sensitive to risks, putting our communication skills to the test even more.

Most recent setback in quotation depresses long-term return on RWE shares

The dramatic collapse of the world's stock markets in the year under review has also had an impact on the long-term return on RWE's shares. Whereas RWE's common and preferred shares had put in an average performance of +11.0% and +10.5% respectively over the last ten years leading up to the end of 2001, their performance had dropped to +5.0% and +5.8% per annum respectively by the end of 2002. This performance is conditional upon dividends and proceeds from subscription rights being fully reinvested in RWE shares. If you invested €10,000 in RWE in 1992, by the end of 2002, you would have seen your investment grow to €16,227 (common shares) or €17,625 (preferred shares).

10% rise in dividend payout for 2002

RWE is still one of the DAX companies that pays the highest dividends. The Executive and Supervisory Boards will propose to the May 15, 2003 Annual General Meeting that the dividend payout be raised for the 2002 financial year. According to the proposal, the dividend is to remain unchanged at €1.00 with a bonus of €0.10 per share. This one-time bonus payment is to enable our shareholders to partake of our exit from the refinery and service-station business. Based on the closing prices on February 28, 2003, this dividend disbursement corresponds to a 5.4% return on common shares and a 5.9% return on preferred shares.

Investor relations: more important than ever, given the weak stock-market environment

Crisis situations experienced by US and UK power utilities last year came as a surprise to the capital market. This muddied the image that utility stocks had as being defensive issues on the one hand, and caused investors to be more critical of companies with high debt levels on the other. As a result, even utilities such as RWE came under pressure in 2002. Our communication skills were put even more to the test, due to the fact that investors have become more sensitive to risks. The task at hand was to allay unfounded fears and explain that the RWE Group still has a solid financial position, despite the increase in outside financing.

Further highlights of our communication work were the successful acquisition of the Czech gas industry and of the British electric and gas utility, Innogy. The integration of newly acquired companies, their earnings prospects, and synergistic potential were the key topics of discussion at 3 analyst and investor conferences as well as on about 30 road shows in the financial centers of Europe, North America and Asia. We were also required to furnish huge amounts of information concerning the status of the approval procedures for the acquisition of the US-based water utility American Water Works.

RWE share indicators		2002	2001 TFY[1]	2000/ 2001	1999/ 2000	1998/ 1999
per share[2]						
Earnings	€					
_excl. goodwill amortization	€	3.25	1.53	2.90	2.62	2.31
_incl. goodwill amortization	€	1.87	1.10	2.24	2.24	2.07
Operating cash flow	€	10.55	1.82	6.76	5.98	8.61
Dividend	€	1.10[3]	1.00[4]	1.00[5]	1.00	1.00
Common shares						
_Year-end	€	24.70	42.20	46.98	35.20	44.89
_High	€	43.80	49.95	51.70	46.55	55.48
_Low	€	24.12	37.10	35.00	30.50	36.20
Preferred shares						
_Year-end	€	20.75	31.25	35.30	28.40	33.70
_High	€	34.49	38.50	38.10	34.70	40.65
_Low	€	20.01	26.20	28.50	24.95	23.50
Dividends	€ million	619[3]	562[4]	563[5]	523	555
Payout ratio[6]	%	59.0	45.2[7]	44.6	43.2	48.3
Number of shares at end of fiscal year	million	562.4	570.0	570.0	523.3	555.3
_Common shares	million	523.4	531.0	531.0	473.0	473,0
_Preferred shares	million	39.0	39.0	39.0	50.3	82.3
Weighted average number of shares outstanding	million	562.4	562.4	564.6	541.5	555.3
Market capitalization at end of fiscal year	€ billion	13.7	23.6	26.3	18.1	24.0

[1] Truncated fiscal year for the Group from July to December 2001.
[2] In relation to the weighted number of shares outstanding.
[3] Dividend proposed for RWE AC's 2002 fiscal year, subject to the approval of the May 15, 2003 AGM.
[4] Dividend for RWE AG's 2001 fiscal year (January to December).
[5] Dividend for RWE AG's 2000 truncated fiscal year (July to December).
[6] Payout in relation to the RWE Group's net income.
[7] Payout in relation to double the RWE Group's net income for the truncated fiscal year.

Web-based information offering further improved

It is above all when stock markets are going through troubled times that transparency and rapid access to information are essential. Our goal is to increasingly do justice to this demand. And the Internet has become even more important in this context. Key events such as our analyst conferences have been broadcast live on the Web since the beginning of 2002. Information is thus available to the general public, investors and analysts alike at the same time. Our Internet service* also includes an overview of current analyst recommendations pertaining to RWE and will feature a fact book on the RWE Group in the future.

Capital markets honor RWE's communication with shareholders

In an investor relations survey conducted by the German business magazine "Capital," investors and analysts throughout Europe placed RWE first in the Dow Jones EURO STOXX as well as in the top 30 blue-chips represented in the DAX 30. A similar poll carried out by Reuters had RWE in fourth place among all European companies and first among European utilities.

We provide our institutional investors and private shareholders the same quality and detail of up-to-date information.


02

Fiscal 2002 marked yet another year in which we financed the international expansion of our business by issuing new bonds. This is the optimal form of financing, given the high and stable flows of funds from our acquisitions. Nevertheless, we intend to reduce our net debt over the next few years. Our aim is to preserve our current strong ratings despite the fact that the agencies' requirements have become more stringent.

Financial structure further improved

By the end of 2002, we had increased our bond issuance volume to finance our large acquisitions in the Czech Republic and the UK.

Bond issuance now at €13.7 billion
In April 2002, we issued further bonds with a value of €6.5 billion in four tranches, after currency translation. This capital was used to finance the takeover of the Czech gas industry as well as our acquisition of UK-based utility Innogy.

RWE AG (including RWE Finance B.V. under the guarantee of RWE AG) had placed €13.7 billion in bonds (including private placements) by the end of 2002. RWE assumed an additional €4.7 billion in capital market debt, previously issued by the companies we acquired.

*

167

We intend to issue additional euro bonds to finance the acquisition of American Water in the current financial year. To this end the existing debt issuance program will be increased from €15 billion to €20 billion. We already issued a private placement of €750 million with a term of 30 years at the end of January 2003. The bonds were exceptionally well received by the market and were oversubscribed several times. This was the first 30-year issue by a utility in the euro capital market.

RWE establishes €5 billion global credit line
Furthermore, we established an additional global credit line of €5 billion with an international underwriting group in November 2002. The syndicated credit facility consists of two €2.5 billion tranches with a term of 364 days and five years, respectively. They are intended to serve as an additional liquidity reserve and not to finance further acquisitions. They thus strengthen our financial profile.

RWE retains high rating despite ratings downgrade
Moody's Investors Service and Standard & Poor's, the two leading rating agencies, downgraded their ratings* for RWE in 2002 to A1 (negative outlook) and A+ (stable outlook), as expected. This adjustment reflects the increase in our net financial debt that went hand-in-hand with our planned growth. RWE's ratings are still above average compared with other European utilities.

RWE bond issues at a glance

Issuer: RWE Finance B.V., excluding private placements, status: December 31, 2002

Tranche	Coupon in %	Maturity	ISIN Number
£0.35 billion	5.75	April 2006	XS0127991874
€2.5 billion	5.5	October 2007	XS0147030042
€2.0 billion	5.375	April 2008	XS0127984317
€1.75 billion	6.125	October 2012	XS0127992336
£0.75 billion	6.375	June 2013	XS0147048259
€0.85 billion	6.25	April 2016	XS0127984747
£0.65 billion	6.5	April 2021	XS0127992336
£0.8 billion	6.25	June 2030	XS0147048762

Net debt to be reduced as early as 2003

We will gradually decrease the RWE Group's net debt in the current financial year. In mid January of 2003, our net financial debt had risen to some €25 billion owing to the financing of the acquisition of American Water and the consolidation of its liabilities. We intend to reduce net debt to about € 24 billion by the end of the year, primarily by reducing investment and divesting investments that are strategically immaterial or do not meet our profitability standards.

RWE bonds prove themselves

The bonds* placed by RWE in fiscal 2002 fared well in the face of an adverse market environment. This held especially true for our euro-denominated issues. The capital market recognized the consolidation phase that was initiated by the Group in the fourth quarter. Additionally, in the last few months of the financial year being reviewed, RWE bonds benefited from the generally favorable trend into bonds and especially high-quality issues.


03



30–65

Executive Board Report







Executive Board Report


13.3
8.7

From expansion to integration

We completed the international expansion of our core multi-utility businesses in the fields of electricity, gas, water and environmental services for the time being in fiscal 2002. Highlights included the acquisition of Innogy and nearly the entire Czech gas industry as well as the successful approval procedure for the acquisition of American Water Works. At the same time, we sharpened our focus even further by exiting the refinery and service-station business earlier than planned. Our German electricity operations proved to be our most important earnings mainstay once again. It made a major contribution to the Group's 15% increase in its operating result, despite persistently unfavorable economic conditions in the non-core businesses.

World economy did not pick up as expected
Following a brief period of stability at the beginning of 2002, the world economy again slowed down markedly in the second half of the year. Weak signals of recovery could be seen in the US, thanks to government spending programs and low interest rates. Europe's economy grew at an even slower pace than North America's. The cyclical downturn in the US was primarily reflected in declining investment. The situation in Southeast Asia as well as central Eastern Europe was different, with strong domestic demand driving economic developments. Latin America's unfavorable economic climate was additionally hampered by crises in Argentina and Venezuela.

The economies of RWE's two key European markets —Germany and the UK—continued to cool down as well. Germany's economy displayed recessionary tendencies. Gross domestic product grew a paltry 0.2%, thus virtually stagnating. The slight recovery in exports was contrasted by a significant decrease in investment. As a result, Germany's economic development was below the EU average once again.

By contrast, Great Britain managed to maintain its slight lead (just over one percentage point) in terms of growth over the euro zone. Gross domestic product rose by 1.7%. This was principally due to substantial growth in private consumption, whereas investment and exports declined.

Economic trend of RWE's business areas: little growth and predominantly stable prices
Mild weather conditions in Western and Central Europe dampened demand on our major markets for electricity and gas. This situation was exacerbated by the effects of the weak economy. Germany's electricity consumption stagnated, while gas deliveries slipped 0.5%. Volumes on UK electricity and gas markets slipped 0.3% and nearly 2%, respectively. On the Czech market, 3.3% less gas was consumed for weather-related reasons. Hungary, RWE's most important electricity market after Germany and Great Britain, saw consumption rise by roughly 2%, thanks to the country's more robust economic trend.

German electricity wholesale prices continued to recover in 2002. The one-year forward price* for electricity deliveries in 2003 was up 5.2% for base-load power* and up 9.7% for peak-load power*. Prices paid for electricity in the end consumer market advanced some 4%. This was due to the price trend in the wholesale sector, the increased burden imposed by the electricity tax, and the subsidization of renewables-based energies and combined heat and power generation.


166 *


166 *


167 *

German electricity wholesale prices continued to recover. By contrast, they were markedly down in England and Wales.

Wholesale prices for electricity in England and Wales were markedly down. This was a result of the introduction of the New Electricity Trading Arrangement (NETA)* at the end of March 2001. In 2002, the one-year forward price for base-load power was 13% lower on average compared with the previous year. Peak-load power was about 18% cheaper on average over the year. However, electric companies with a healthy balance between the generation and end customer businesses as well as flexible and efficient power plant portfolios were only slightly affected.


167 *

In 2002, international oil markets were marked by speculation over crises. The potential escalation of the Iraq conflict was the major source of concern. Following lows of less than US$ 20 per barrel, the price of Brent crude rose over the course of the year, closing 2002 at US$ 30. It averaged US$ 25 per barrel and was thus slightly up on the previous year's high level. Europe's natural gas prices, which track oil prices with a time lag of about six-months, initially decreased at the end of 2001 owing to weaker oil prices, but recovered later in the year. Gas exports to Germany cost an average of €11.5 per MWh. This corresponds to an 18% decrease compared with the previous year's high level. Czech imports were 22% cheaper. In Great Britain, a country which covers the lion's share of its natural gas consumption with domestic production, prices on the spot market were 24% lower year-on-year.

Natural gas prices in our core markets in Germany, the Czech Republic and the UK were down on the previous year.

Growth witnessed by the private water market in prior years continued. More stringent quality and environmental standards as well as the need to replace pipeline networks formed the basis for this. Whereas the regulated water business displayed

The regulated water business displayed a stable trend.

largely stable development, new projects in the non-regulated business were significantly affected by the persistent weakness of the global economy. Higher country-specific risks caused private water companies to be more cautious in submitting bids in international invitations to tender. North America, central Eastern Europe, China and select Asian countries proved to be our key water markets.

Margins on the German waste disposal market collapsed due to increased competitive pressure.

Germany's waste disposal industry was marked by stagnating sales and massive pressure on prices. The trend to outsource waste-management services to private waste-disposal companies continued. Competition in the commercial customer segment became much fiercer. Furthermore, according to the Technical Guideline for Residential Waste (TASi)* only pre-treated waste is allowed to be dumped in landfills from 2005 onwards. Landfill operators are thus filling up vacant space at very low prices.

*

167

Fiscal 2002 was a difficult year for the printing press industry. The advertising and publishing sectors, both of which were hard hit by the economic crisis, scaled back investment considerably. Capacity utilization in the printing industry in Europe's key markets and the USA fell to the lowest levels experienced in years. Orders received by printing system manufacturers declined dramatically as a result.

Core businesses post 24% growth in external net sales

In fiscal 2002, the RWE Group generated €46.6 billion in external net sales. We were thus 7.4% down on the previous year's figure. Core businesses posted 24.4% growth, while non-core businesses recorded a decline of 45.4%. All in all, we produced 40% of our revenue outside Germany, with our core businesses generating 42% abroad.

The revenue trend was primarily affected by the following first-time consolidations:

- Inclusion of Innogy (+ €3,562 million) and SSM Coal (+373 Mio.€) in the Electricity Business Area
- First-time consolidation of our new Czech operations (+ €1,044 million) and Thyssengas (+ €1,104 million) in the Gas Business Area



Net sales by region in % RWE Group	2002	2001*
Germany	60.0	58.2
UK	13.9	5.6
Rest of Europe	13.3	10.1
America	8.7	18.2
Asia	3.0	4.1
Australia	0.3	3.2
Africa	0.8	0.6

* Truncated fiscal year (July through December).

The aforementioned acquisitions were the main reason for the growth in revenue in our core businesses. Our withdrawal from the Shell & DEA Oil joint venture in the non-core business, effective July 1, 2002, had a counteractive effect. We are missing the sales generated from these activities in the second half of 2002. The oil downstream* business contributed € 8,414 million to the Group's sales from July to December 2001.



External net sales € million	2002	2001 pro forma	+/- in %
Electricity	23,797	19,168[1]	+ 24.1
Gas	5,666	3,724	+ 52.1
Water	2,850	2,746	+ 3.8
Environmental Services	2,136	2,055	+ 3.9
Total core business	**34,449**	**27,693[1]**	**+ 24.4**
RWE Dea Downstream[2]	7,682[3]	16,641	- 53.8
Heidelberger Druckmaschinen	4,315	5,330	- 19.0
Total non-core business	**11,997**	**21,971**	**- 45.4**
Other/holding/consolidation	187	702[4]	- 73.4
RWE Group	**46,633**	**50,366[1]**	**- 7.4**

[1] Net of the change in sales disclosed for energy trading activities (unadjusted Group figure: € 52.8 billion; core business: € 30.1 billion; Electricity Business Area: € 21.6 billion).
[2] Discontinuing operations, in accordance with IAS.
[3] Only the first half of 2002 (divested as of July 1, 2002).
[4] Still includes RWE Dea's former chemicals operations on a two-month basis.

Net of first-time and deconsolidations, external net sales decreased by 3.7%. This was principally due to the steep decline in sales generated by our non-core businesses. Heidelberger Druckmaschinen's business volume dropped 19%, owing to the weak economy. RWE Gas and RWE Dea Downstream suffered declines in sales for price-related reasons.

A detailed description of the sales trend by business area is presented on pages 70 to 101.

Group external net sales were down 7.4%. Net of consolidation effects, they were only 3.7% lower. By contrast, sales generated by our core business were up 24.4%.

EBITDA € million	2002	2001 pro forma	+/- in %
Electricity	4,146	3,378	+ 22.7
Gas	1,239	877	+ 41.3
Water	1,457	1,327	+ 9.8
Environmental Services	281	321	- 12.5
Total core business	**7,123**	**5,903**	**+ 20.7**
RWE Dea Downstream[1]	52[2]	525	- 90.1
Heidelberger Druckmaschinen	414	574	- 27.9
Total non-core business	**466**	**1,099**	**- 57.6**
Other/holding/consolidation	- 348	- 212	- 64.2
RWE Group	**7,241**	**6,790**	**+ 6.6**

[1] Discontinuing operations, in accordance with IAS.
[2] Only the first six months of 2002 (divested as of July 1, 2002).

Commentary on the reporting structure

We will comment on the business trend in 2002 on the basis of pro forma figures for the previous year, which were not audited separately. This is due to the fact that we transitioned to the calendar fiscal year and were thus compelled to introduce a truncated fiscal year at the Group level in the second half of 2001. To enable proper comparisons, we have adjusted the previous year's figures to exclude the following effects:

- We stopped consolidating HOCHTIEF fully on January 1, 2002, and now account for this investment at equity. This change was taken into consideration retroactively in prior year figures as well. Therefore, this company is only included in the consolidated operating result on the basis of its prorated net income. HOCHTIEF's sales, personnel and capital expenditure are no longer included in the Group's figures.
- Thames Water's unadjusted year-earlier figures also covered the period from November 9 through December 31, 2000. We netted out this effect.
- We synchronized RWE's and Heidelberger Druckmaschinen's reporting periods, which used to deviate from each other by three months. Thus, Heidelberg's prior-year figures now correspond to the calendar year from January to December 2001.
- Harpen, our subsidiary that specializes in renewables-based and distributed power generation, has been listed under "other activities" in the Electricity Business Area since January 1, 2002. At the same time, we transferred the Corporate Services Division from the Electricity Business Area to the overall Group level, where it is now included under "other activities." These amendments to the reporting structure were considered retroactively in the previous year's figures.
- Sales from energy trading operations is no longer disclosed in gross figures. Instead, it is stated net, which means that, instead of the entire trading volume, we now only state the margin as sales. We adjusted the previous year's figures to reflect this change as well. The adoption of the net recognition method does not have an impact on the result.

In addition, fiscal 2002 was characterized by material first-time consolidations and deconsolidations, which are partially reflected in an amended reporting structure:

- Our largest acquisition projects involved the takeover of almost the entire Czech gas industry (Transgas along with stakes in eight regional gas utilities) as well as the acquisition of the UK-based energy utility Innogy. We consolidated our new Czech operations as of May 1, 2002 and Innogy as of June 1, 2002 for the first time. Accordingly, the acquired companies have been considered in the consolidated financial statements based on eight and seven months, respectively. Transgas and the regional distributors have been allocated to the Gas Business Area's Midstream/Downstream Division. Innogy is the operating management company of our new "UK Energy" Division, which is part of the Electricity Business Area.
- We fully consolidated Thyssengas GmbH, in which RWE Gas holds a 75% stake, as of January 2002. Thyssengas is one of Germany's largest long-distance gas companies.
- We transferred RWE Dea's service-station and refinery operations (downstream business) to the Shell & DEA Oil GmbH joint venture effective January 2, 2002 and sold them to our partner Shell ahead of schedule as of July 1. Therefore, these activities are only considered on a six-month basis. They are consolidated pro-rata to reflect our 50% stake in the joint venture. On the other hand, the previous year's figures still include RWE Dea's downstream business on a 100% basis and cover the whole of fiscal 2001.

Core business EBITDA and operating result improve considerably

We lifted the Group's operating result for fiscal 2002 even higher, despite the persistent cyclical slump and substantial earnings shortfalls experienced by our non-core businesses.

EBITDA improved by 6.6% to €7,241 million. Our core businesses recorded a 20.7% jump in EBITDA, while our non-core businesses suffered a 57.6% decline due to the cyclical downturn. The operating result was up 15.3% to €4,504 million, with our core businesses posting a 33.8% increase. By contrast, the operating result achieved by our non-core businesses was less than a quarter of the previous year's figure.

Core business EBITDA and operating result post clear double-digit growth.

Operating result € million	**2002**	**2001** **pro forma**	**+/- in %**
Electricity	2,760	1,805	+ 52.9
Gas	885	699	+ 26.6
Water	963	865	+ 11.3
Environmental Services	98	147	- 33.3
Total core business	**4,706**	**3,516**	**+ 33.8**
RWE Dea Downstream[1]	- 6[2]	392	- 101.5
Heidelberger Druckmaschinen	158	356	- 55.6
HOCHTIEF (at equity)	28	15	+ 86.7
Total non-core business	180	**763**	- 76.4
Other/holding/consolidation	- 382	- 371	- 3.0
RWE Group	**4,504**	**3,908**	**+ 15.3**

[1] Discontinuing operations, in accordance with IAS.
[2] Only the first six months of 2002 (divested as of July 1, 2002).

The operating result improved much more than EBITDA, mainly because of the significant extraordinary write-down in the Electricity Business Area in fiscal 2001. Furthermore, we had higher operating income from investments in the reporting period. Both effects have an impact on the operating result, but not on EBITDA.The first-time consolidations of Innogy and the Czech gas business were the main drivers behind the significant improvement in the Group's earning situation. Without these two first-time consolidations, the Group's operating result would have increased only slightly, due to the weak performance put in by our non-core businesses. Core businesses fared better. They would have seen an 18.0% jump even without taking the two large-scale acquisitions into consideration. The key operating success factor was the sustained upward trend in the German electricity business.

Core businesses recorded a considerable rise in their operating result, even excluding our large-scale acquisitions.

Reconciliation of EBITDA to the operating result € million	**2002**	**2001** **pro forma**
EBITDA[1]	7,241	6,790
- operating depreciation and write-downs	- 3,018	- 3,068
EBIT[2]	4,223	3,722
+ operating income from investments	281	186
Operating result	**4,504**	**3,908**

[1] Earnings before interest, taxes, depreciation and amortization.
[2] Earnings before interest and taxes.

Absolute value added up 80% in core business



Value added by core businesses rose considerably, while it decreased substantially in our non-core business.

We aim to increase shareholder value. The extent to which we achieve this goal is measured by the Group's return on capital employed (ROCE). In the year under review, this key figure was 10.4%. It thus exceeded our capital cost of 9.5% before taxes. The difference between these two values, multiplied by our €44.3 billion in operating assets, is the absolute value contribution, which is the key indicator used to measure the success of our activities. Absolute value added totaled €395 million in 2002. Despite the dramatic earnings shortfalls in our non-core businesses, we thus surpassed the previous year's pro-forma figure (€388 million) by 1.8%. The value contribution made by our core businesses jumped considerably. It was up 80.1% to €796 million. If Innogy and the Czech gas operations had not been taken into consideration, value added would actually have more than doubled to €930 million. As far as these two acquisitions are concerned, we aim to have them at least match their capital cost by 2005 and 2006, respectively. Our power generation business recorded the strongest rise in ROCE. The water business was still significantly below its capital costs due to increases in goodwill from acquisitions. However, it has already managed to reduce its negative value contribution considerably. The waste business also made a negative contribution to value added due to the unfavorable situation on the German waste-disposal market. Value added by our non-core businesses dropped substantially, falling to -€341 million from €138 million a year earlier.

The following commentary addresses our core businesses individually:

Electricity

Electricity was the key earnings mainstay in our multi-utility portfolio. But Gas and Water improved as well.

The upward trend in the electricity business continued in 2002. EBITDA was up 22.7% and the operating result was boosted 52.9%. These financials grew at different rates primarily owing to the fact that the previous year's operating result was comparatively low. This was due to write-offs incurred for RWE Power's Mülheim-Kärlich nuclear power plant as well as for a test facility operated by RWE Rheinbraun. Write-offs reduce the operating result, but do not affect EBITDA. Once again, our electricity operations were by far the most important earnings mainstay of our multi-utility* portfolio. In this business area alone, we generated more than 60%, or €2,760 million, of our operating result. In the first seven months of its consolidation, Innogy contributed €379 million. But even without Innogy, we would have closed fiscal 2002 31.9% up year-on-year. Our German electricity business was our main pillar, as in the previous year. Cost reductions, higher prices and a return-oriented sales policy all helped improve the result considerably. In contrast, our US subsidiary CONSOL Energy had to contend with massive earnings shortfalls. The hard coal and gas producer saw its operating result decrease by €142 million to €251 million. This was due to the steep decline in hard coal sales volumes caused by cyclical and weather-related effects and lower average prices for gas in the USA. The Electricity Business Area achieved a ROCE of 13.5%. We thus clearly exceeded our capital costs. At €710 million, absolute value added was nearly three times higher than in the previous year, despite Innogy's first-time consolidation.

Gas

We grew earnings significantly in the Gas Business Area as well. EBITDA advanced 41.3%, and the operating result climbed 26.6%. The Midstream/Downstream Division increased its operating result by 50.3%. This was primarily due to our new Czech gas activities. Eight months of their accounts contributed €179 million to the operating result. Net of this one-off effect, the division would have closed the fiscal year 3.6% down on the previous one, owing to the lower gas margins that were caused by developments in oil prices. The Upstream Division improved its operating result by 5.2% over the previous year's high level. Higher production volumes and an essentially unchanged price level were the basis for this. This division's ROCE was 14.9% and thus clearly exceeded capital costs. As a result of the first-time consolidation of the Czech gas business, the €249 million in absolute value added was 28.0% down year-on-year. Without this effect, it would have declined by 15.3%. This reflected the big increase in the Upstream Division's operating assets, which was partially a consequence of the acquisition of Highland Energy.

Water

EBITDA generated by the Water Business Area was up 9.8%. The operating result was 11.3% higher year-on-year. This was due to operating improvements and acquisitions in Chile as well as the first-time inclusion of RWW Rheinisch-Westfälische Wasserwerksgesellschaft and of Spanish-based PRIDESA and Ondagua. Higher expenditure on network infrastructure improvements in Great Britain had a counteractive effect. ROCE was 7.3% up on the previous year's level, but was still unable to match the water business' capital costs. This was due to goodwill related to acquisitions. Therefore, absolute value added amounted to -€93 million. However, it rose by €70 million compared with 2001.

Environmental Services

Environmental Services was the only core business to close the reporting period down on the previous year. EBITDA declined by 12.5% and the operating result decreased by 33.3%. The collapse in prices in the residential and commercial waste sectors was primarily responsible for this development. At 5.8%, ROCE was far below the cost of capital. Absolute value added totaled -€71 million and was thus substantially down year-on-year. Both the declining earnings trend as well as the goodwill from the increase in our stake in Trienekens from 50% to 100% had an impact. Since we had already consolidated this company fully, capital employed rose, but the operating result that we had included in the consolidated financial statements did not. To counteract this development, we realigned our environmental operations within the scope of the integration of Trienekens and initiated additional restructuring measures.*

Non-core businesses

- RWE Dea Downstream closed the period ended June 30 with a significant drop in EBITDA, which totaled €52 million and a negative operating result of -€6 million. Extremely weak refinery margins and the earnings situation were a burden. ROCE entered negative territory, falling to -1.5%. At -€59 million, absolute value added clearly fell short of the previous year's level.

- Heidelberger Druckmaschinen suffered under the dramatic deterioration of its branch of industry, which witnessed a considerable drop in demand in North America and Europe, both of which are key markets. EBITDA declined 27.9% and the operating result was more than halved. ROCE decreased to 7.5% and was thus far below capital costs, which amounted to 14.0%. Accordingly, absolute value added slid to -€225 million.

- Our investment in the construction industry, HOCHTIEF, considered in our consolidated financial statements based on its prorated net income, contributed €28 million to the Group's operating result and thus outperformed the previous year's low level. The major contributor to this was the proceeds from the Monachia real-estate business. Furthermore, HOCHTIEF reduced the operating loss in its German construction business. Turner's US operations continued to improve. This was contrasted by losses in Dutch-based Ballast Nedam, among other things. ROCE advanced to 3.0%, but was still markedly below capital costs. At -€56 million, absolute value added was negative, but already clearly above the year-earlier figure (-€165 million).

In the non-core business, the earnings situation of our downstream activities, which have been sold in the meantime, and of Heidelberger Druckmaschinen deteriorated considerably.


* 97

RWE value management: goal-oriented control of all the Group's business areas

Value added by business area in fiscal 2002	Operating result	Operating assets	ROCE	Capital costs	Relative value added	Absolute value added	Absolute value added in 2001
	€ million	€ million	%	%	%	€ million	€ million
Electricity	2,760	20,504[1]	13.5	10.0	3.5	710	247
Gas	885	5,959[1]	14.9	10.7	4.2	249	346
Water	963	13,200	7.3	8.0	- 0.7	- 93	- 163
Environmental Services	98	1,689	5.8	10.0	- 4.2	- 71	12
Total core business	**4,706**	**41,352**	**11.4**	**9.5**	**1.9**	**796**	**442**
RWE Dea Downstream	- 6	409	- 1.5	13.0	- 14.5	- 59	287
Heidelberger Druckmaschinen	257[2]	3,449	7.5	14.0	- 6.5	- 225	16
HOCHTIEF	28	937	3.0	9.0[3]	- 6.0	- 56	- 165
Total non-core business	**279[2]**	**4,795**	**5.8**	**12.9**	**- 7.1**	**- 341**	**138**
Other/holding/consolidation	- 382	- 1,854	—	—	—	- 60	- 192
RWE Group	**4,603[2]**	**44,293**	**10.4**	**9.5**	**0.9**	**395**	**388**

[1] We have recognized 7/12 and 8/12 of Innogy's and our Czech companies' operating assets, respectively.
[2] Includes €99 million in interest from sales financing at Heidelberger Druckmaschinen (previous year: €67 million).
[3] Figure after taxes due to HOCHTIEF's consolidation under the equity method.

Increasing shareholder value lies at the heart of our strategy. Additional value is created when the return on capital employed exceeds capital costs. We measure the return as ROCE (return on capital employed). ROCE reflects the purely operating return of a company or business area. It is the product of dividing the operating result by operating assets.

We calculate our cost of capital as a weighted average of equity and external capital costs. The equity capital costs cover the market's company-specific expectation of returns when investing in a share of RWE above and beyond that of a risk-free investment. The external capital costs are linked to long-term financing conditions in the RWE Group and allow external capital interest to be classified as tax deductible (tax shield).

We calculate the group's cost of outside capital by applying a pre-tax cost rate of 6.0%. The cost of equity capital is derived on the basis of an interest rate of 5.5%, which is customary for a risk-free investment, and add to that risk charges specific to the business area or the Group. We do not derive the relationship between equity and external capital from the amounts carried on the balance sheet, but assume a long-term ratio of 40:60 instead. In 2002, the RWE Group's cost of capital is thus 9.5% before taxes. Due to the recent strong increase in the share of outside capital and the higher weight accorded to the less risky water activities in our portfolio, we will lower the capital cost rate to 9.0% in 2003. We will not reduce the cost rates for our individual business areas, i.e. the hurdles for capital expenditure.

Relative value added is the difference between ROCE and the capital cost rate. Multiplying this by the capital employed results in the absolute value added, which we employ as a central management benchmark. It is the most important criterion for evaluating capital expenditures. The higher the value added, the more attractive a particular activity is for our portfolio.



Commercial Income Statement € million	2002	2001 pro forma	+/- in %
Income from operating activities	4,800	3,326	+ 44.3
+ Income from investments	554	620	- 10.6
- Non-operating result	- 850	- 38	–
Operating result	**4,504**	**3,908**	**+ 15.3**
+ Non-operating result	850	38	–
+ Financial results	- 2,632	- 1,752	- 50.2
Income before tax	**2,722**	**2,194**	**+ 24.1**
- Taxes on income	- 1,367	- 450	+ 203.8
Income after tax	**1,355**	**1,744**	**- 22.3**
- Minority interest	- 305	- 394	- 22.6
Net income			
_Incl. goodwill amortization	1,050	1,350	- 22.2
_Excl. goodwill amortization	1,830	1,799	+ 1.7
Earnings per share (€)			
_Incl. goodwill amortization	1.87	2.40	- 22.1
_Excl. goodwill amortization	3.25	3.20	+ 1.6

Net income reflects external growth and burdens from one-off charges

As expected, the group's net income reflects expenses associated with our acquisitions. However, it was also burdened by high exceptional charges due to the weak economic situation and the difficult state of the capital market. We offset the latter effects with the book gain that we realized on the early sale of the refinery and service-station business. The reconciliation of the operating result to net income reveals various influential factors:

Our non-operating result rose from €38 million to €850 million. Proceeds from divestments made a major contribution and primarily stemmed from the sale of our downstream operations (+€937 million) and of our shares in STEAG (+€322 million). The non-operating result also benefited from extra-ordinary income from the release of nuclear energy provisions (+€963 million). We reduce the annual escalation rate used to determine future expen-diture on waste disposal in line with actual price trends. Furthermore, we achieved savings by changing the disposal procedure for spent nuclear fuel elements. This is a result of the agreement on nuclear energy reached with Germany's federal government. The aforementioned income was con-trasted by goodwill amortization charges totaling -€780 million (previous year: -€449 million). In addition, the non-operating result was burdened by one-off effects. In light of the significant deterioration of the market environment in which RWE Umwelt and Heidelberger Druckmaschinen work, we set aside €253 million and €126 million for restructuring. We also had a -€230 million impairment on our investment in HOCHTIEF. This reflects the decrease in HOCHTIEF's share price.

Net income reflects expenses associated with our acquisitions and exceptional charges due to the economic situation.

Financial results declined by 50.2% to -€2,632 million, of which -€1,602 million were attributable to customary, non-cash markups for interest for our long-term provisions. The decrease in financial results was partially due to the increased interest expense incurred to finance our acquisitions as well as to service debt assumed from acquired enterprises. Furthermore, we had to contend with a loss in value of our current marketable securities due to the stock market's downward trend. In cases where securities were sold, this impairment affected our financial results, which were thus €201 million lower. Unrealized capital losses were included in "other comprehensive income*" and caused equity to decline (-€586 million).

* 167

Income before tax was 24.1% up year-on-year due to the increase in the operating result and the non-operating result.

Income after tax was down 22.3% to €1,355 million. Our effective tax rate was 50% higher than in the previous year. This was mainly due to the fact that we wrote down deferred tax assets on tax loss carryforwards in prior years and did not capitalize any more in fiscal 2002. We do not anticipate being able to offset a large part of these loss carryforwards with taxable profits in the next few years. To avoid future income risk, we decided to account for these items conservatively. This leads to an expense of €643 million. Minority interests decreased by 22.6% primarily owing to the fact that Heidelberg and CONSOL Energy made much smaller contributions to the operating result.

At €1,830 million, net income excluding goodwill amortization was 1.7% up on the previous year. This resulted in a slight improvement in earnings per share, which amounted to €3.25. Including goodwill amortization, net income was down 22.2% to €1,050 million. The corresponding earnings per share dropped to €1.87.

Cash flow statement[1] € million	**2002**	**2001**[2]	**+/- in %**
Cash flows from operating activities (operating cash flow)	5,933	4,034[3]	+ 47.1
Cash flows from investing activities	- 14,523	- 6,969	- 108.4
Cash flows from financing activities	7,062	2,762	+ 155.7
Net change in cash and cash equivalents	- 1,699	2,038	- 183.4
Cash and cash equivalents at year end	2,143	3,842	- 44.2
Net financial debt at year end	15,494	1,126	–
Cash flows from operating activities (operating cash flow)	5,933	4,034[3]	+ 47.1
Capital expenditure on property, plant and equipment	- 4,095	- 4,476	- 8.5
Free cash flow	**1,838**	**- 442**	**+ 515.8**

[1] The complete cash flow statement can be found in the notes to this annual report on page 106.
[2] Unadjusted figures.
[3] Adjusted figure: €3,560 million.

Operating cash flow markedly up year-on-year

Cash flows from operating activities (operating cash flow) rose 47.1% to € 5,933 million. Compared with the previous year's adjusted figure of € 3,560 million, this corresponds to an increase of 66.7%. This is partially due to the fact that we accrued tax liabilities. A tax payment, which had been scheduled for December 2002, had to be postponed until the first half of 2003 to comply with tax-collection procedures. On the other hand, our trade accounts payable grew more than the corresponding accounts receivable. Both these effects are reflected in our lower net current assets, which decreased by a total of € 1,116 million in the year being reviewed. Cash flows from investing activities amounted to -€ 14.5 billion and were thus twice as high as in the previous year. The takeover of the Czech gas industry and the acquisition of Innogy had a very significant effect. We received € 7,062 million in cash flows from financing activities. All in all, cash and cash equivalents declined by € 1,699 million to € 2,143 million.

After deducting capital expenditure on property, plant and equipment (€4,095 million), operating cash flow led to € 1,838 million in free cash flow. The previous year's corresponding figure was in negative territory at -€442 million. The substantial improvement in operating cash flow was the main driver of this strong rise.

Net financial debt grows to € 15.5 billion

In the reporting period, net financial debt advanced from € 1.1 billion to € 15.5 billion. This was mainly due to the aforementioned large-scale acquisitions. Including assumed debt, Innogy and the Czech gas business were responsible for some € 12 billion of this increase. Moreover, net financial assets were reduced by €1.5 billion due to the deconsolidation of HOCHTIEF. Other capital expenditures on property, plant and equipment and other investments in financial assets totaled € 7.9 billion. A counteractive effect was felt from cash flows from operating activities of € 5.9 billion as well as from proceeds from disposals amounting to € 2.2 billion.

According to assessments made by the leading rating agencies, RWE has good creditworthiness. Credit ratings are largely determined on the basis of the ratio of EBITDA to net interest expense. The higher the indicator, the higher the company's financing capability. To maintain our solid rating, we set a minimum limit for this indicator of 5.0. Accordingly, our EBITDA has to be at least five times our net interest expense. At the end of the fiscal year, this key figure was at 11.2. It will decline as planned in the 2003 fiscal year, owing to the purchase of American Water, but it will still remain clearly above our lower limit.

Balance sheet structure

The balance sheet total was up 9.6% to € 100.3 billion as of December 31, 2002. This was principally due to the acquisition of Innogy and the takeover of the Czech gas operations, which added € 5.6 billion and € 1.5 billion in goodwill to our books, respectively. Acquisitions made a major contribution to the 25.2% increase in non-current assets. Counteractive effects stemmed from the deconsolidation of our financial investment in HOCHTIEF and of the oil downstream business.

On the equity and liability side, liabilities were up 10.6%. This was principally due to the issuance of additional bonds. The € 2.2 million decrease in equity to € 8.9 billion is a result of currency exchange effects and valuation adjustments marketable securities, among other things. Our capital-to-assets ratio fell from 12.2% to 8.9%. Besides the reduction in equity, this decrease reflected the steep rise in the balance sheet total. Resources available to us in the long term cover 108.4% of our non-current assets.

Operating cash flows were markedly up year-on-year due to higher tax liabilities and the fact that trade accounts payable grew more than corresponding accounts receivable.

Net debt increased to € 15.5 billion. Since EBITDA is more than five times our net interest expense, RWE has a strong financial position.

Balance sheet structure	12/31/02 € million	12/31/02 %	12/31/01 € million	12/31/01 %
Assets				
Non-current assets	61,577	61.4	49,182	53.8
Inventories, accounts receivable, etc.	28,960	28.9	30,026	32.8
Cash and cash equivalents	2,143	2.1	3,842	4.2
Deferred taxes	7,593	7.6	8,399	9.2
Total	**100,273**	**100.0**	**91,449**	**100.0**
Shareholders' equity and liabilities				
Equity and minority interests	8,924	8.9	11,129	12.2
Long-term provisions	32,637	32.5	33,227	36.3
Other long-term funding	25,181	25.1	14,567	15.9
Short-term provisions and liabilities	26,965	26.9	26,320	28.8
Deferred taxes	6,566	6.6	6,206	6.8
Total	**100,273**	**100.0**	**91,449**	**100.0**

Workforce up 6.8% due to consolidation effects
As of December 31, 2002, the RWE Group's employee headcount totaled 131,765. Its workforce had thus expanded by 6.8% since December 31, 2001. Acquisitions and divestments caused the labor force to increase by a net 14,710 staff members. Changes in operating personnel caused the staffing level to decrease by 6,368 positions, 2,174 of which were in Germany. We determine our workforce on the basis of full time equivalents, whereby each employee is accounted for based on his or her percentage of full-time employment.


* 22

RWE becomes largest multi-utility provider in Great Britain through the acquisition of Innogy
At the end of May 2002, we acquired UK-based electric and gas utility Innogy Holdings. The purchase price was €5,056 million. Including liabilities, the enterprise value amounted to €8.5 billion. Thanks to Innogy, we now have a leading position on Europe's third-largest utility market. At present, the company is the No. 3 player in the UK energy business, with 4.6 million electricity and 1.9 million gas customers.

Thanks to the acquisition of Innogy, RWE can offer electricity and gas in addition to water in the UK.

One of Innogy's characteristic features is its well-balanced portfolio of electricity generation and sales activities. Furthermore "npower" gives the company one of the nation's strongest brands, which already has a successful track record of cross-selling electricity and gas. Through the collaborative efforts of Innogy and Thames Water*, we intend to realize €80 million in synergies, which should come into full effect from 2006 onwards. In so doing, we will offer our British water customers electricity and gas as well. Our overall goal is to have Innogy achieve a ROCE that at least covers the Electricity Business Area's pretax capital costs of 10% as early as 2005.

Takeover of Czech gas business completed
On May 16, 2002, we concluded the acquisition of a 97% stake in Czech-based gas utility Transgas as well as of between 46% and 58% of the country's regional distributors. The purchase price was €4.1 billion. This acquisition puts us in the top echelons of Europe's premiere gas utilities. The acquired gas companies achieved combined external net sales of about €2 billion in 2001 and EBITDA to the tune of €300 million. With over 6 million final customers, RWE Gas is now No. 5 in Europe. Its annual gas sendout of 380 billion kWh makes it No. 6 in Europe. Furthermore, we are one of the largest pipeline operators in the West European natural gas transit sector. The Czech Republic's annual average demand growth of 4%

makes the country one of Europe's most dynamic natural gas markets. This transaction will enable us to unleash substantial cost and sales synergies. We anticipate an additional € 100 million in annual income potential*, which we intend to realize fully by 2007. According to our forecasts, our Czech gas operations should have achieved a ROCE that at least matches their pretax capital costs of 10% by 2006 at the latest.

American Water: comprehensive approval procedure completed more quickly than expected*

In 2002, we established major prerequisites for the successful conclusion of the acquisition of the largest water utility in the regulated US water business, which we had initiated in September 2001. The main reason for the protracted procedure was the fact that a total of 13 of the 27 US states in which American Water operates required us to go through far-reaching approval procedures, in addition, to the clearance we had to obtain from the US Federal Trade Commission. We received the last required go-ahead in December 2002. This enabled us to close the deal on January 10, 2003.

Power operations in central Eastern Europe strengthened

Our electricity activities' key regions include high-growth EU accession countries in central Eastern Europe in addition to Germany and the UK. We succeeded in fortifying our position in central Eastern Europe via two acquisitions.

- We tapped a new market with the acquisition of an 85% stake in STOEN, Poland's third-largest electric utility in terms of sales, at the end of December 2002. The power sales and distribution company supplies approximately 780,000 end customers in the greater Warsaw area, which displays high growth rates, selling some € 5.4 billion kWh of electricity every year. In 2001, STOEN had a workforce of 1,700 employees and generated € 395 million in sales as well as € 41 million in EBITDA. The purchase price was € 379 million.
- We acquired a 49% stake in the Slovak-based power utility VSE. The deal closed in January 2003, once we had received approval from the Slovak authorities and the respective supervisory bodies. Headquartered in Košice, the company serves over 600,000 end customers and has about 22% of the market, with annual sales volumes of approximately 4.6 billion kWh. In 2001, VSE employed about 2,000 people and generated € 256 million in sales as well as € 14 million in EBITDA. The purchase price was € 130 million.

Thames Water: external growth in strategic target markets

Fiscal 2002 saw us lift our stake in RWW Rheinisch-Westfälische Wasserwerksgesellschaft from 14.3% to 79.8%. Adding the one million residents served by RWW in RWE's legacy region, we increased our German customer base to some 13 million people.

In June of 2002, we acquired a 49% interest in China Water Company Limited. China Water runs several projects in industrial areas, including one in the vicinity of Shanghai where we have been participating in the Da Chang water project since 1997. The number of people we supply with water in the People's Republic of China rose from one to over five million.

Soon thereafter, we entered into the Spanish water market by acquiring a 75% stakes in both PRIDESA and Ondagua. In addition to conventional water and wastewater works, PRIDESA operates cutting-edge sea water desalination plants in Spain as well as in neighboring Mediterranean countries and is Europe's technology leader in this growth market. Ondagua runs numerous municipal water utilities in several Spanish regions. Combined, the two companies serve more than three million residents and generated some € 150 million in sales in fiscal 2001.

We paid roughly € 400 million for these four acquisitions.

By acquiring nearly all of the Czech Republic's gas operations, RWE has advanced to the premiere league of European gas utilities.

* 85

* 93

We completed the comprehensive approval procedure for the acquisition of American Water ahead of schedule.

Thames Water strengthend its position on the international water market even further via targeted share acquisitions.

Market leadership on German waste disposal market extended



In May 2002, we acquired the remaining 50% in Trienekens AG* formerly held by the Trienekens family. This made us the company's sole owner. The merger of Trienekens AG and RWE Umwelt, with RWE Umwelt as the assuming entity with retroactive commercial effect as of January 1, 2002, created a fully integrated company under uniform management. We had consolidated Trienekens fully already prior to the 100% takeover. Therefore, there were no changes in sales or the operating result.

We completed the acquisition of the remaining shares in Trienekens in the middle of 2002.

German power operations strengthened

On the German market, we are stepping up our efforts to take on the mounting competitive challenge by bundling our regional operations:

- We combined envia Energie Sachsen Brandenburg AG and Mitteldeutsche Energieversorgung Aktiengesellschaft to form envia Mitteldeutsche Energie AG (enviaM). With 1.6 million customers, the newly created enviaM is Eastern Germany's largest regional energy services provider.

- As of January 1, 2002, we established a joint venture with GEW Köln AG. We have grouped our electricity, gas and water activities in the Cologne/Bonn conurbation under the newly established GEW RheinEnergie AG, of which we own 20%. With 1.7 million customers, the joint venture is Germany's fifth-largest regional distributor.

- Elektrizitätswerk Rheinhessen AG (EWR), in which RWE Plus holds a 50% interest, and Stadtwerke Worms, in which RWE Gas already holds a 20.8% stake, merged to create EWR AG effective January 1, 2002. RWE Plus and RWE Gas own a combined 50% of the new enterprise's shares. EWR delivers electricity, gas and water to more than 220,000 customers.

The sale of the downstream business to Shell was completed ahead of schedule.



Moreover, RWE Plus will purchase shares of 20% in the utility operations of the Wuppertal, Velbert and Remscheid municipal utilities. Corresponding agreements were struck in December 2002 and February 2003. The city of Wuppertal's utility supplies some 236,000 end customers with electricity, gas, district heat and water. The municipal utility in the neighboring town of Velbert provides electricity, gas and water to about 91,000 residents. Another 122,000 of the region's residents are supplied with electricity, gas, heat and water by EWR GmbH, a subsidiary of Stadtwerke Remscheid. We paid a total of €175 million for these three transactions. They are still subject to approval by the cartel office.

Furthermore, we strengthened our local presence in RWE Plus' electricity business. From January 2003 onwards, this operation will be run by two new sales management teams, which will also assume responsibility for earnings on a regional level.

Harpen: regenerative generation capacity more than tripled

Harpen, our subsidiary that specializes in renewables-based and distributed power supply, continued to chart its international course for growth with success. By acquiring the Spanish wind power specialist, AERSA, for €42 million, we created an operating platform in one of the world's wind energy markets with the highest growth potential. Furthermore, Harpen began construction work on its first wind park, which is situated in the vicinity of Naples, Italy. In sum, the company expanded its regenerative generation capacity from 100 MW to over 300 MW in fiscal 2002. Including other RWE activities, this gives us a renewables-based power generation capacity of 1,100 MW.

Early exit from the non-core downstream business

We sold our 50% stake in the Shell & DEA Oil GmbH joint venture to Deutsche Shell GmbH and Shell Petroleum N.V. as of July 1, 2002. In so doing, we completely shed our volatile* refinery and service-station business. Including assumed liabilities, the enterprise value totaled US$2 billion.

The sale price was US$1.35 billion and comes due on July 1, 2003. It was only in January 2002 that RWE and Shell Deutschland had combined their refinery, logistics and sales operations to form the Shell & DEA Oil joint venture. Restructuring costs incurred to implement the joint venture since then will be fully covered by Shell.

Divestments on schedule

In addition to withdrawing from the oil downstream business, we also divested smaller activities, which drew aggregate sales proceeds of €669 million.

- Electricity: divestment of our 14.5% stake in STEAG as well as Harpen Transport AG, the logistics company (2001 revenue: €67 million).
- Gas: sale of the 45% interest in EMB Erdgas Mark Brandenburg.
- Real estate not required for operating purposes: divested about 65% of the total share envisaged for sale with a fair value of €750 million by the end of 2002. We expect to be able to complete the remaining divestitures in 2003/04. Moreover, in the fiscal year, we decided to sell additional residential and commercial properties valued at €250 million, €50 million of which we had already realized in 2002.

Procurement: higher potential for pooled purchasing

Cross-divisional purchasing management has gained in importance substantially within the scope of our cost-cutting program. Our acquisitions allow us to capitalize on additional economies of scale in procurement. To this end, we pool purchase volumes and set up an internationally oriented supplier management system. Fuel purchasing harbors the most substantial potential in this area. It is the single-largest cost position in the entire group, accounting for over 20% of material costs.

We are buying much higher quantities of natural gas, which we use in the heating, power generation and heat production markets, especially owing to the takeover of the Czech gas business, the acquisition of Innogy and the first-time consolidation of Thyssengas. Our gas purchase volume was approximately 15 billion cubic meters in 2001, but had already risen to 40 billion cubic meters by 2002. The situation on the natural gas procurement market was characterized by the relatively low oil prices in 2001. We will take advantage of our improved negotiating position when renegotiating long-term agreements with gas producers and suppliers.

Amounts of hard coal used mainly to generate electric power also rose considerably. Through the acquisition of Innogy, this volume nearly doubled from 6 million metric tons to some 12 million metric tons. Prices paid for imported hard coal amounted to €44 per metric ton of HCU* averaged over the year and were thus 17% down on the year-earlier level.


166

*

However, the fuel sector is not the only area in which Innogy's inclusion is noticeable. It also has an effect on electricity procured from third parties, which totals 106 billion kWh for the Group. Innogy accounts for 18.8 billion kWh alone.

Our centralized purchasing system, which operates under the RWE Systems umbrella organization, is primarily responsible for purchasing materials and services for our core businesses. Here, efforts concentrate predominantly on realizing savings potential by employing a Group-wide product line management system, combined with a uniform supplier strategy. Bundling procurement processes in this manner has already proven worthwhile in our German business. In the current financial year, we will adopt the model in our foreign investments as well. A pilot project in this field has already begun, with participation from Innogy and Thames Water.

Cost-cutting offensive: internal target for 2002 achieved

Our cost-cutting program is progressing on schedule. We achieved our goal of €590 million in savings for 2002. Initiated in 2000, the program aims to lower annual costs by €2,555 million by the end of 2004. We have realized over 75%, or just under €2 billion, of this goal. Accounting for about 90% of the volume of savings, the program concentrates on the Electricity Business Area.

RWE Group: cost-cutting program

Fiscal year € million	2000/01	2001 TFY*	2002	Target 2003	Target 2004	Target Total
	1,025	340	590	300	300	2,555

*Truncated fiscal year (July through December).

Capital expenditure stepped up significantly due to acquisitions

Investment in financial assets accounted for 76% of aggregate capital expenditure in fiscal 2002.

Fiscal 2002 saw us increase capital expenditure considerably over the previous year to €17.0 billion. Spending was up 124.7%, principally owing to investment on financial assets, which nearly quadrupled to €12.9 billion. Main contributors to the rise were the acquisition of Innogy (+€5.1 billion) and of the Czech gas business (+€4.1 billion). Moreover, we used additional investment in financial assets to strengthen our positions in all four core businesses in a targeted manner. Major measures included:

- In the Electricity Business Area (+€1,227 million in total—without Innogy), the acquisition of Polish-based power utility STOEN, the 20% stake acquired in GEW RheinEnergie and the acquisitions of majority interests in the Saarland-based energy utility VSE and Stadtwerke Düren.
- In the Gas Business Area (+€748 million excluding the Czech gas operations), primarily the acquisition of about 90% of the shares in the Dutch-based gas utility Obragas, the acquisition of UK-based Highland Energy and the takeover of Veba Oil & Gas' remaining shares in enterprises that used to be jointly owned in Norway and Egypt.
- In the Water Business Area (+€1,058 million), inter alia, the increase in our stake in RWW Rheinisch-Westfälische Wasserwerksgesellschaft from 14.3% to 79.8%, the acquisition of the Spanish water utilities PRIDESA and Ondagua as well as the purchase of a 49% interest in China Water Company.
- In the Environmental Services Business Area (+€534 million), most importantly the increase in our shareholding in Trienekens AG from 50% to 100%.

Capital expenditure € million	2002	2001 pro forma	+/- in %
Electricity	3,142	2,896	+ 8.5
Gas	5,365	468	–
Water	2,181	2,643[1]	- 17.5
Environmental Services	695	428	+ 62.4
Total core business	**11,383**	**6,435**	**+ 76.9**
RWE Dea Downstream[2]	32[3]	110	- 70.9
Heidelberger Druckmaschinen	365	360	+ 1.4
Total non-core business	**397**	**470**	**- 15.5**
Other/holding/consolidation	5,205	655	–
RWE Group	**16,985**	**7,560**	**+ 124.7**
_Capital expenditure on property, plant and equipment	4,095	3,910	+ 4.7
_Investment in financial assets	12,890	3,650	+ 253.2

[1] Figure reflects 13.5 months due to first-time consolidation.
[2] Discontinuing operations, in accordance with IAS.
[3] Only includes the first six months of 2002 (divested as of July 1, 2002).

Capital expenditure on property, plant and equipment amounted to €4,095 million and was thus 4.7% up year-on-year. With the exception of the waste disposal business, we spent more in all our core businesses:

- In the Electricity Business Area, the inclusion of Innogy's capital expenditure on property, plant and equipment made a major contribution to the rise. Retrofitting measures implemented at the Biblis nuclear power station added to this.

- In the Gas Business Area, the increase is principally due to capital expenditure on pipeline networks, higher license fees for new gas fields and the outlay for the development of exploration projects.

- In the Water Business Area, measures taken to improve the network infrastructure were mainly responsible for a significant rise.

- In the Environmental Services Business Area, we scaled back capital expenditure considerably, owing to the unfavorable market environment.

Research and development highlights: costs reduced, new markets tapped and emissions lowered

Expenditure on research and development in the RWE Group amounted to €435 million. A total of 2,935 employees worked exclusively or largely on R&D tasks in the RWE Group's development centers and production facilities. The lion's share of approximately 82% of capital spending was allocable to Heidelberger Druckmaschinen.

Innovative capacity is a key to achieving our earnings goals in our core businesses too. Development work, in the narrower sense of the word, is generally carried out by partner companies. The focal point rests on the energy sector. Based on our goals, in terms of enhancing efficiencies and improving the productivity of primary energy, we initiate major technological innovations in the fields of power generation, power storage and emission reductions. In the water business, our R&D activities principally aim to use innovative technologies to increase plant efficiencies, extend their service lives and meet rising quality standards at the same time. We made substantial inroads in both these areas in 2002.

Our R&D activities primarily aim to enhance efficiencies in the energy and water sectors.

- Lowering CO_2 emissions and improving energy productivity in fossil fuel-based power generation is atop our list of priorities. The main key to enhancing efficiencies to 47% and more in next-generation steam power plants is to increase the operating temperature significantly. We made substantial progress in identifying, developing and testing materials suitable for this purpose in a test line specifically reserved for this project in our Westfalen power station within the scope of a project carried out with external partners.

- We continue to direct a lot of our attention towards fuel cells, a technology of the future. Our involvement will help accelerate its market launch in the field of distributed power generation. In our Essen technology center, we are currently testing fuel cells manufactured by the world's leading suppliers for use in residential and industrial applications. Performance ratings range from 1 kW to 250 kW at present. Partner companies include the DaimlerChrysler subsidiary MTU, Siemens Westinghouse and Sulzer Hexis.

The RWE Group's risk management system enables the uniform analysis of risks in all of the Group's business areas.

- Innogy, our new UK subsidiary, is working on an innovative electricity storage system dubbed "Regenesys." Two pilot plants each rated at 15 MW with a storage capacity of 120 MWh in the UK and US are scheduled to take up commercial operation in 2003 and 2004 respectively. However, the technology's economic viability will be a decisive factor in determining whether the project will continue to be pursued.

- The use of membrane technology for the processing of drinking water and the cleansing of waste-water is another focal point. The advantage of this technique is the small plant footprint, resulting in considerable space savings, along with the possibility of significantly reducing the use of chemicals. This will enable us to tap additional market segments. In 2002, we commissioned these kinds of plants in the UK and the USA. Our development work also dealt with the use of membrane systems in membrane bioreactors. They allow one to use very compact facilities for processing wastewater in urban areas. We put this technology to use for the first time in the US.

- Moreover, by acquiring Spanish-based PRIDESA, we were able to expand our R&D competence in the field of reverse osmosis for sea water desalination significantly. This will allow us to enter the sea water desalination market segment.

In April 2001, we established our "RWE Dynamics" venture capital fund with a budget of €50 million. We intend to use the fund to obtain promising, innovative technologies for our core business areas. Case in point: new ultrafiltration membrane technology allowed us to reduce water and wastewater purification costs.

Risk management—an integral component of the entire budgeting and controlling process

In light of the progressive deregulation of energy markets and their increasing international reach, the RWE Group is exposed to a number of risks. To strike a good balance between profit opportunities and risks of loss in the long term, risks must be systematically included in the decision-making process in accordance with uniform Group standards. To that end, we have introduced a comprehensive risk management system. Most important, it fulfills the Executive Board's reporting duties pursuant to the German Controlling and Transparency in the Corporate Sector Act (KonTraG). Beyond complying with statutory requirements, it also promotes the continued growth of a value-based risk culture within the RWE Group.

Continuous early detection and standardized recording, evaluation, control and monitoring of our risks are accomplished by the operational units and the holding company itself. Risks are evaluated according to their damage potential and probability of occurrence and aggregated at the business area, divisional and Group levels. Here a risk's damage potential is defined against reference variables, i.e. the operating result and equity capital of the business unit concerned or the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed for the business units concerned. Our risk reporting scheme is fully integrated in our standardized budgeting and controlling process. The RWE Group's management and supervisory bodies are regularly informed of the current risk situation.

The efficiency and efficacy of our risk management system is monitored by an internal controlling system and auditing teams and verified by the external auditor.

We distinguish among the following risk categories:

- **Market risks**
  The companies of the RWE Group face the price and sales risks associated with a market environment in the throes of deregulation and subject to intense competition. We address these risks with differentiated pricing strategies and an appropriate marketing policy as well as with aggressive measures to cut costs.

  In energy trading, our primary goal is to limit earnings risks arising from price fluctuations on energy markets. Trading offers an opportunity to hedge future prices for energy sources as needed, thus creating a stable foundation for calculations. To a limited extent, trading is also targeted to take advantage of price movements. Here risks of loss can arise in the event of unexpected, extreme market price fluctuations. Credit risks can also result from our trading activity if trading partners fail to meet their contractual obligations. The RWE Group's integrated trading and risk management system is firmly aligned with best practices*, as applied to the trading business. Specific risk benchmarks for market and credit risks are established on a daily basis. The RWE AG Risk Committee then sets limits that are continuously monitored.

- **Operating risks**
  We operate technologically complex and interconnected production plants all along our chain of value-creating elements. Possible operational interruptions and production downtimes that could impact our income are addressed through systematic maintenance and quality control processes, the continuous improvement of our production processes and the employment of highly qualified people. As appropriate, insurance policies can also limit possible effects of damage.

- **Financial risks**
  Within the scope of our operations, we are also exposed to interest-rate, currency-exchange and price-fluctuation risks. We hedge against such risks by using nonderivative and derivative financial instruments, among others.

- **Environmental risks**
  The constant changes in our political, legal and social environment can pose income risks. Considerable risks may arise in connection with the possible introduction of a greenhouse gas emission trading scheme in light of the high share of lignite-fired and hard coal power stations in our electricity generation portfolio. We are mitigating this risk by taking measures to lower emissions, such as modernizing our power plants and optimizing the mix of energy sources involved. Additional risk arise from mounting pressure from policymakers and antitrust authorities on Germany's grid fees. German antitrust authorities have begun to conduct a comprehensive study of the country's grid fees. This could also affect RWE Net. However, being a provider with relatively low costs, RWE Net plays the role of reference company in one of these processes. Substantial environmental risks have arisen in connection with the German ecological tax reform and the new statutory regulations to promote combined heat and power generation (CHP) and renewable energy sources. We believe a lively dialog and contributing our technical expertise are the best methods to minimize these risks, as in the general discussions about creating a regulatory agency for electricity and gas.


* 166

Basic political conditions make it difficult for Germany to have an attractive energy industry
Political conditions play a key role on utility markets. This holds especially true as far as the present competitive environment, which is characterized by the suppliers' increasing level of internationalization, is concerned. We continue to confront a difficult statutory environment, which poses substantial hurdles. In that respect, the fiscal year was marked by the following issues:

- **Emissions trading**
  In December 2002, the European Union's environment ministers agreed on a draft directive for trading greenhouse gas emission allowances in the EU. Now the task at hand is to firm up the agreements within the framework of "national allocation plans," which determine how many emission allowances each company or plant is accorded, as well as their mandatory reduction goals. As long as this process is pending, we cannot estimate the economic impact the system may have—especially on budgeting and investment projects.

- **The European Union's "nuclear energy action plan"**
  The European Commission submitted a draft directive on nuclear energy, which regulates provisions. German companies active in the nuclear energy industry reject the proposed introduction of a fund model for the fulfillment of nuclear waste disposal obligations. They have the most extensive nuclear waste disposal obligations along with correspondingly higher provisions when compared with companies in other EU member states. Therefore, there is no cause for the concern that obligations may not be fulfilled. A uniform fund-based solution on a European level would put German companies at an added disadvantage with respect to their competitors.

- **Regulating power and gas grids**
  The compromise on network regulation reached in Brussels back in 2001 remained essentially unchanged. Instead of having to obtain approval for one's grid fees as originally suggested, now it is necessary that the method used to calculate the fees be confirmed. This will be supplemented by an abuse control mechanism. The procedure is compatible with the controlled self-regulation practiced in Germany.

- **New Gas and Electricity Association Agreements**
  The Electricity II plus and Gas II Association Agreements constitute the current framework for this controlled self-regulation. In December 2001 and May 2002, the network operators in the electricity and gas sectors agreed to refine the existing regulations governing network access and determined basic principles for the calculation of grid fees. The amendment of the German Energy Act required to write the association agreements into law, as intended, was still outstanding when this report was finalized.

RWE AG's net worth, financial position and earnings situation

RWE AG does not conduct its own operating business. Its net worth, financial position and earnings situation are thus determined by its management of investments and activities on behalf of its Group companies. Shares in management companies are held by the holding company. RWE AG handles the financing of these management companies. This is reflected in corresponding accounts receivable from and payable to affiliated companies. Provisions to cover pension commitments also include cover for the vested benefits of the energy sector's current and former employees. RWE AG is reimbursed for pension expenses by the companies concerned.

In the year under review, RWE AG's financial position was mainly characterized by the financing of the acquisition of Innogy through the intermediate holding company GBV5 as well as the takeover of nearly the entire Czech gas industry via RWE Gas. Being an attractive bond issuer on the outside capital market, RWE AG placed a €15 billion debt issuance program. It had already successfully placed €13.7 billion of the total issue volume as of the balance-sheet date and another €0.8 billion by January 2003. Furthermore, the commercial paper program was expanded to over US$5 billion. The issuance volume was €1.7 billion.

RWE AG's net income amounted to €1,149 million and was thus 41.5% up on the previous year. This was primarily due to the significant rise in income transferred from RWE Dea AG, after the downstream business was sold to Shell, and from RWE Power AG. €530 million of our net income were transferred to retained earnings. As a result, the distributable profit totaled €619 million.

Increased dividend payout for 2002

On this basis, the Executive Board and the Supervisory Board will propose to the May 15, 2003 Annual General Meeting that the dividend payout be increased. According to the proposal, the dividend is to remain unchanged at €1.00 per share and a bonus of €0.10 paid in addition. This one-time bonus is to allow our shareholders to partake in the successful exit from the refinery and service-station business. Based on the closing quotations on February 28, 2003*, the dividend distribution results in a 5.4% return on the dividend for common shares and 5.9% for preferred shares.

RWE's AGM will decide on the proposed dividend of €1.00 in addition to a bonus of €0.10.


25
*

The financial statements of RWE AG, which have been issued an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Bundesanzeiger (Federal Gazette) and filed with the Commercial Register of the Essen District Court. They can be ordered from RWE AG and are also available on the Internet*.


04

Events after the close of the fiscal year

Successful completion of the acquisition of American Water Works*



We successfully completed the acquisition of American Water (the company's new name) on January 10, 2003. American Water's shareholders, the US Federal Trade Commission and all of the relevant US regulatory authorities approved the transaction. In some states, we had to accept restrictions imposed by the regulatory authorities, which primarily consist of delays to tariff adjustments. This is common practice as regards takeovers in the regulated US water business and had been taken into consideration in the assumptions on which we based the acquisition's valuation. It does not hamper operating activities in any material way. American Water is now part of Thames Water, our operating management company for the Water Business Area. Thames Water's chief executive also assumed chairmanship of the board of the US water utility. American Water will manage all of RWE's water operations in North and South America.

After a phase of strong external growth, consolidation, integration and reducing net debt are our priorities.

Harry Roels succeeds Dietmar Kuhnt at the helm of the RWE Group

On February 1, 2003, Harry Roels took office as the new chairman of RWE AG's Executive Board. For a month, the 53-year-old Dutchman initially shared the position with Dr. Dietmar Kuhnt, who retired his position as the Group's President and CEO on February 28, after more than eight years. Roels has been the sole President and CEO of RWE AG since March 1, 2003. His career includes more than 30 years with Royal Dutch/Shell. In 1999, Mr. Roels joined the Executive Board of Royal Dutch Petroleum Company and the Royal Dutch Shell Group where, among other things, he was responsible for corporate planning and corporate strategy, with a focus on gas and electricity just before leaving.

Outlook for 2003

Economic development still marked by uncertainty

The world economy's present weakness will place a permanent mark on fiscal 2003. It is virtually impossible to make accurate forecasts due to the unstable political situation surrounding the Iraq crisis. Signs of economic recovery are becoming more abundant in the US, albeit still on a low scale. However, prospects for the European Union's markets are much more subdued. Germany is very likely to stay at the back of the pack. Only the countries in central Eastern Europe have good prerequisites for stronger growth, with the EU accession candidates leading the way.

Consolidation tops our list of priorities

After three financial years that have been characterized by external growth, in 2003, we will direct our focus to consolidating the positions we have obtained. We have not planned to make additional large-scale acquisitions. Medium-sized acquisitions must be financed through divestments. The most urgent task at hand is to rapidly and efficiently integrate the acquisitions into the Group. The integration of Innogy, American Water and our Czech gas operations is crucial when it comes to achieving our goals in the years to come.

However, if we want to consolidate our competitive position as one of Europe's leading utility groups, we must also realize the potential value in our enlarged operating platform. Therefore, as we integrate, we will continue to cut costs and enhance efficiencies throughout our core businesses as well as constantly improve our earning power. Center stage is taken by the cost-cutting program in the electricity business, which we will have concluded by the end of 2004, as well as targeted earnings improvements and synergies within the scope of the individual integration processes. In this context, the Executive Board is paying special attention to the restructuring of the Environmental Services Business Area. The aim is to have it at least recover its capital costs by the 2005 fiscal year.

Another central task in the current financial year is to secure the RWE Group's stable financial position. Thanks to the high cash flows from our core businesses, which have little cyclical exposure, we fulfill the preconditions for continuing to receive favorable credit ratings compared with our peer group. We will strengthen our financial position even further by implementing goal-oriented measures to reduce our net debt.

Consolidated external net sales to increase slightly

We expect a moderate increase in external net sales from the previous year's €46.6 billion, principally as a result of consolidation effects. Contributions from the service-station and refinery business will be absent on the one hand, while revenue streams from American Water, Innogy and the Czech gas utilities will be added on a full 12-month basis for the first time on the other. Once again, our electricity operations will be the focal point of organic growth.

Core businesses will continue to record strong earnings growth

We will record another rise in our consolidated operating result in the current fiscal year. We anticipate another double-digit increase, which will be exclusively driven by our core businesses. The most significant impact will be felt from the first-time consolidation of American Water as well as the first-time full-year inclusion of Innogy and our Czech gas activities. The operating result generated by our electricity operations will rise further even without taking the consolidation effects into consideration. But we expect our non-core business' earnings situation to deteriorate even more, owing to the extremely adverse market conditions under which Heidelberger Druckmaschinen operates.

Net income will fall short of the €1,050 million generated in 2002. We expect it to decline by 25% to 30%. This forecast is based on the assumption that we will not suffer from more unfavorable currency exchange ratios, share prices or oil prices. The expected reduction in net income reflects the costs of external growth. Financing costs and the amortization of goodwill from our large-scale acquisitions will take full effect in our accounts for the first time. Excluding goodwill amortization, net income will roughly amount to the previous year's level of €1,830 million.

Value management

We will not achieve our goal of creating €1 billion in absolute added value by 2003 from our core businesses (excluding Innogy). This is due to the dramatic worsening of the situation on the German waste disposal market. In addition, we will include American Water in our consolidated accounts as early as January 1, 2003, since the acquisition was completed ahead of schedule. As a result, the impact of the initially negative value contribution arising from the transaction will be felt in its entirety. Furthermore, Thames Water will invest more than anticipated, because of the requirements regarding the modernization of London's water network. However, we believe we will be able to factor these additional burdens into our prices from 2005 onwards.

Earnings trend by business area

Our Electricity Business Area will be the RWE Group's strongest earnings mainstay in 2003 as well. We expect our electricity business to post a low double-digit increase in its operating result, primarily owing to the full-year inclusion of Innogy compared with seven months in 2002. We anticipate that our German power operations will continue their positive earning trend, albeit with more moderate growth rates than a year earlier. Additional cost reductions will form the basis for this development. Moreover, we have already secured our German electricity generation sales to a considerable extent by concluding forward contracts on the basis of higher prices. In addition, we believe that prices on the German market will at least remain stable.

The Group's operating result is expected to post double-digit growth in 2003. This is primarily due to consolidation effects and our strong electricity business.

We will also be able to lift operating results in the Gas Business Area once again. This will be made possible by the fact that our Czech gas business will be included in our consolidated financial statements on a full, twelve-month basis for the first time in fiscal 2003. Our Upstream Division is expected to close the fiscal year roughly on par with the previous one. It is virtually impossible to make price forecasts for crude oil at present, due to political risks. We have already secured part of our crude oil sales volumes with forward contracts. In light of the high prices of crude oil in the second half of 2002, we anticipate a slight increase in gas prices.

In the Water Business Area, we will record strong double-digit growth in operating results primarily due to the inclusion of American Water. As a result, our water operations will contribute about one-fourth of the Group's operating result. Some 95% of this result contribution will come from the stable regulated businesses. However, we believe that our new US activities will not emerge entirely unscathed from the weak economy, despite the fact that the regulated business benefits from stable framework conditions. In addition, security and insurance costs rose after the 9-11 terrorist attacks, and planned price concessions made within the scope of negotiations on the approval of the acquisition also have to be borne. In the regulated UK water business, we will have to contend with the expense of improving the London network infrastructure as mentioned earlier on. We will counteract this with measures to enhance efficiencies. If the British pound and US dollar display negative trends, we may suffer currency conversion losses in our operating result from water activities. However, such losses will be largely offset in income before tax as those businesses have been financed with British pounds and US dollars.

Our cost-cutting program is to reduce costs by €2.6 billion per year by the end of 2004.

The earnings situation in the Environmental Services Business Area continues to be marked by the persistently difficult situation on the German waste disposal market. On top of that, a can deposit was introduced in Germany as of January 1, 2003, which gives rise to additional risks. Thanks to the restructuring measures initiated in the previous year, we expect to be able to stabilize our operating result in the current fiscal year.

The earnings contribution made by our non-core businesses will deteriorate from our present perspective. Heidelberger Druckmaschinen has to contend with a dramatic decline in demand in the printing sector. To stabilize its earnings, the world leader in printing technology launched a far-reaching cost-cutting program that aims for €200 million in annual savings. Heidelberg intends to realize a large portion of the savings in 2003. Nevertheless, we expect this business field's operating result to worsen in RWE's 2003 fiscal year. The earnings situation at HOCHTIEF, our investment in the construction sector which we state at equity, i.e. based on prorated net income, is likely to remain stable.

Cost-reduction program to be continued

We will proceed with our cost-cutting program, focusing on the energy business as planned. By the end of 2004, we intend to have realized some €2.6 billion in savings. We plan to achieve €300 million of the €600 million in unrealized savings in the financial year currently underway.

Future capital expenditure markedly lower

Having made above-average financial investments in our large-scale acquisitions, we will reduce our capital expenditure considerably in the current fiscal year and expect spending to total about €10 billion by year-end. In the previous year, capital expenditure amounted to just under €17 billion. We will invest roughly €5 billion in financial assets, €4.6 billion of which are earmarked for the acquisition of American Water. Our capital expenditure on property, plant and equipment will also amount to some €5 billion. The increase over the previous year is due to the first-time full inclusion of expenditure on property, plant and equipment by Innogy, the Czech gas utilities and American Water.

Reduction of net debt

We will reduce our net debt to less than €24 billion by the end of 2003. To this end, we plan to reduce our capital expenditure by pursuing a restrictive spending policy throughout the Group. Furthermore, we will divest those operations assigned to our core businesses that do not meet our strategic or performance requirements. Our debt-reduction measures will be continued in 2004 and 2005. This does not yet include the planned sale of our stakes in Heidelberger Druckmaschinen and HOCHTIEF. In 2003, the EBITDA-to-net interest ratio, which is a key rating indicator for utility companies such as RWE, will be about six and thus exceed our lower limit of five.

Procurement costs largely stable

We expect the volume of fuel purchased in 2003 to be stable. However, we anticipate an increase in prices for natural gas procured from third parties due to their link to the previous year's high oil prices. According to our forecasts, prices paid for imported hard coal on world markets will show only little fluctuation. It is likely that price reductions may be achieved for goods and services purchased owing, among other things, to increased internationalization.

Employee headcount up year-on-year due to the inclusion of American Water

In 2003, our workforce will grow as a result of consolidations. American Water's first-time inclusion will be largely responsible for the expansion of our labor force by some 6,500 employees. Restructuring measures that are being implemented by Heidelberger Druckmaschinen and RWE Umwelt as well as the planned job cuts in the energy business will have a significant counteractive effect.

We will gradually reduce our net debt in 2003 as well as in the future.

Forward-looking statements

This annual report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

As we extend our international reach and integrate our new companies, we place higher demands on our human resources work. Creating a strong team together with our new companies—therein lies the challenge in fiscal 2003. Our solution initiatives involve Group-wide concepts for personnel and executive resource development, strategic successor planning, and performance-linked compensation.

A strong team

Integration is the topmost priority in our HR activities.

International executive exchange program expanded

Once again, integration work took center stage in the field of HR management. At the same time, internationalization has come to play a more prominent role than before. RWE's competence model describes the increased demands placed on our executives. Qualifications that are more frequently sought after than in the past include the ability to come to terms with other cultures, show respect for different working environments, and build international networks. Our international executive exchange program promotes intercultural knowledge and practical experiences equally. It offers a wide range of possibilities, from the handling of projects with limited timeframes to years-long secondments to assume responsibility for sophisticated tasks abroad. Since the cross-border mobility of our employees has become a key factor for the Group's success, in 2002, we optimized the basic conditions for foreign secondments even further. Our Group-wide guideline creates a high level of transparency. It contains rules which ensure that performance remains competitive and that people performing duties abroad are remunerated appropriately. The guideline also sees to it that such employees receive assistance from the beginning, in preparing for their secondments, to the end, in reintegrating.

Management Development Program (MDP)

RWE's Management Development Program (MDP) prepares our managers by upgrading required skills to enable them to take on present challenges. Top management is the target group. MDP's overall goals are to convey knowledge on the implementation of strategies, strengthen the executives' overall view of the Group, and create a network of managers. Renowned college and university professors, board members and executives from the Group as well as from other companies share their knowledge and managerial experience with the program's participants, thus fostering the transfer of practices.

Systematic succession plan

Professional experience abroad and a successful track record in various capacities in more than one management company are key prerequisites for the assumption of management tasks in the RWE Group. Furthermore, through our succession plans, we ensure that executives take over those positions in which they can best put their individual skills and core competencies into play. This enables us to staff vacancies adequately and primarily from within our own ranks.

Workforce FTE*	12/31/02	12/31/01	+/- in %
Electricity	69,441	63,607	+ 9.2
Gas	9,176	2,795	+ 228.3
Water	11,907	11,586	+ 2.8
Environmental Services	14,406	14,453	- 0.3
Core business total	**104,930**	**92,441**	**+ 13.5**
Germany	59,313	59,521	- 0.3
International	45,617	32,920	+ 38.6
RWE Dea Downstream	–	3,212	–
Heidelberger Druckmaschinen	23,460	24,489	- 4.2
Non-core business total	**23,460**	**27,701**	**- 15.3**
Others/holding	3,375	3,281	+ 2.9
RWE Group	**131,765**	**123,423**	**+ 6.8**
Germany	76,202	80,205	- 5.0
International	55,563	43,218	+ 28.6

*In full time equivalent (FTE), corresponding to the percentage of full-time employment.

HR marketing and development

With the International Graduate Program, the Group offers an attractive 18-month entry program for college and university graduates with above-average qualifications in various fields. Trainees are placed in various RWE companies and functional areas for three to four months. They gain insight into the Group's inner workings and create an overarching network. Supplementary training measures refine such competencies of strategic importance as intercultural sensitivity as well as entrepreneurial and generalist thinking.

Long-Term Incentive Plan for executives

We launched our Long-Term Incentive Plan (LTIP) on September 20, 2002. It will enable 1,450 executives throughout the Group to partake in the company's future success. The program is based on the issuance of stock appreciation rights (SARs). After a two-year period of non-negotiability, the SARs entitle the holders to obtain proceeds from the increase in the shares' price without having to purchase RWE shares beforehand. In line with international standards, their exercise is subject to both relative and absolute conditions. To take the relative hurdle, RWE's common share must outperform the Dow Jones STOXX Utility Price Index on ten consecutive days. This condition is waived if the share price* rises by more than 20% after expiry of the waiting period. This 20% increase is also the absolute hurdle to being able to exercise the SARs completely. Partial SARs can be granted if the share price increases by at least 10%. SARs are awarded once a year.

Our Long Term Incentive Plan allows executives to partake in the company's future success according to strict criteria.


01

The RWE Group's workforce grew by about 7% due to acquisitions.

Headcount rises owing to expansion of scope of consolidation

The RWE Group employed 131,765 people as of December 31, 2002. This represents a 6.8% increase year-on-year. Company acquisitions and divestments led to a net addition of 14,710 staff members. Operating personnel changes made 6,368 positions redundant, 2,174 of which were in Germany. Personnel figures are based on FTE (full time equivalent). Each staff member is recorded to reflect his or her percentage of full-time employment.

Transfer company opens up new possibilities


05

In implementing necessary socially-acceptable redundancy schemes, last year, the RWE Group started offering RWE Net, RWE Plus, RWE Power and RWE Rheinbraun employees a new option, which is supported by the country's labor policy: the use of a transfer company. This enables us to continue optimizing our personnel reduction, while affording affected staff members the opportunity to acquire additional qualifications and refocus their careers.

Trainee positions again exceed own needs

As of December 31, 2002, 5,034 young people were in vocational training at RWE, 4,434 of which were in Germany. Thus, as in prior years, we have provided capacities far exceeding our own requirements. Besides the "classical" training careers, dual training with a combined degree course is proving increasingly popular among high school graduates. In close cooperation with colleges and academies, we are creating attractive alternatives to a university course, while avoiding bottlenecks among qualified recruits.

Further information on human resources management is provided in the current RWE Human Resources Report.*

Commercial success is not the only benchmark of performance. Instead, it is equally reflected in social engagement and the assumption of responsibility vis-à-vis society. We take the role we play as service provider in our society seriously, because we believe it is linked to the service we render it. And, as a company with international operations, it is a matter of course for us to act as good corporate citizens, no matter what corner of the earth we may be in.

Responsible action

Social sponsorship
The RWE Youth Foundation was established in 1998. It supports some 20 projects every year, which promote professional qualification, social integration and public willingness to act in a social context. Initiatives promoted by the foundation run the gamut from AIDS prevention to the Center for Nature and the Environment.

We have been committed to UNICEF, the United Nations' children's fund, since 1992. Our main ambition in this engagement is to champion the fund's goals, which involve safeguarding children's lives, fostering their education and development, and protecting them against abuse and violence. In addition, we host the UNICEF gala soiree, an important cultural event that is broadcast on television and promotes the interests of the children's fund in its own right.

We have implemented far-reaching educational and social programs in the Czech Republic, which play to their strengths especially in communities and areas with very limited financial resources. Projects range from reforestation to the full equipment of an eye clinic.

The WaterAid initiative, launched by our subsidiary Thames Water, gives people living in underdeveloped regions access to drinking water. Some 250,000 people have benefited from this project thus far. Thames Water, its employees and its customers donated substantial amounts of money to this cause. Here again, the aim is to provide some stimuli to adopt novel approaches to promoting sustainability—in much the same way as we are doing in our core businesses.

Cultural sponsorship
We have been in close cooperation with the Folkwang Museum in Essen since 1999. Our sponsorship in this field is mainly focused on contemporary art after 1945. This opens up new room for innovative thinking and creativity.

The highly renowned Ruhr Piano Festival will take place for the fifteenth time in 2003. In our role as sponsor, we help enable the realization of performances of world-famous musicians such as Martha Argerich, Alfred Brendel and Maurizio Pollini.

We also promote cultural activities on an international level. For example, the RWE Dea Norway Music Foundation is dedicated to intercultural exchange. Furthermore, we struck a partnership with the Czech Republic's biggest stage—the Prague National Theater. Also among the initiatives we support are the Karlovy Vary International Film Festival in the Czech Republic as well as the Classical Extravaganza concert event in Great Britain.

RWE's philanthropic work is extremely varied, manifesting itself in a youth foundation, the UNICEF children's fund and drinking water projects in underdeveloped countries.

In the sports arena, RWE supports the Czech Paralympic Team as well as cricket and soccer in Great Britain and Germany.

Sport sponsorship

In the field of sports, we are the long-term official partner of the Czech Paralympic Team. Via our subsidiary Transgas, we provide assistance in the preparation of more than 17,000 disabled athletes, who often achieve great success—both in winter sports as well as in track and field. The same goes for the Czech Olympic Team. As partner to the team, we managed to increase the public's awareness of RWE.

Our subsidiary Innogy promotes the British Test Cricket Series as main sponsor. The sponsoring contract has a term of three years and has significantly raised the profile of Innogy and its npower brand.

We are also the main sponsor of Bayer Leverkusen, the German Bundesliga soccer team. RWE's umbrella brand is thus the main visual theme in Leverkusen's BayArena, while the RWE logo adorns the players' jerseys. More than anything else, our involvement in this field underscores RWE's commitment to innovation, performance, team spirit, customer proximity and progressiveness.

We entertain a partnership with sports at a regional level too. For example, the Rot-Weiss Essen soccer club, situated in RWE's home town, depicts the RWE logo on its jerseys.

Sport sponsorship has clearly given RWE a higher profile on both national and international levels. It has become an integral component of our nationwide, integrated brand communication activities, making our involvement a win-win proposition for everyone involved.

Electricity, gas, water and environmental services are our core businesses, all of which are products that are extremely important in day-to-day life. Conserving nature's resources and the world's climate are key challenges in this field. After all, sustainable economizing will serve future generations and is at once one of the cornerstones of RWE's long-term success on the market.

Sustainability—an integral component of our corporate strategy

Environmental protection—investing in the future

In the 2002 fiscal year, we spent a total of €416 million on environmental protection initiatives. Preventive and emission avoidance activities continued to gain priority vis-à-vis remedial measures.

Focus on climate conservation

Climate conservation again topped our list of environmental topics. Having lowered greenhouse gas emissions by almost 19% between 1990 and 2000, Germany, alongside Great Britain, leads the way in Europe in the field of climate conservation. It is thus likely that Germany will be able to hit its 21% reduction target by 2012. German industry's self-imposed obligation and the commitment made by the energy sector to attempt to scale back CO_2 emissions by 45 million metric tons per year are of major assistance in this endeavor. RWE is also making a significant contribution to this cause. Our wide range of expertise enables us to use cutting-edge technologies to lower CO_2 emissions. This is exemplified by the gas and steam cogeneration plants using combined heat and power technology that we put to use for our industrial customers as well as our new 1,000 megawatt lignite power plant in Niederaussem, which we commissioned in September 2002. It will replace six old units and is 30% more efficient than the technology it replaces. CO_2 emissions can be reduced by 30%, or up to 3 million metric tons per year with this new plant alone. A second power station of this series is in the pipeline and may go live as early as 2008. However, this will only be possible if the investment project's economic viability is not jeopardized by changes in framework conditions, e.g. as a result of the national implementation of the impending emission allowance trading system envisioned by the EU and its members states.

But as far as climate policy is concerned, the intended phase-out of nuclear energy will have a counter-productive effect, as it will abolish a form of CO_2-free power generation. Lawmakers have been unclear to date as to how these quantities of electricity are to be substituted. It is imperative that additional emissions caused by this be taken into account in the national allocation plan for emission allowances to keep them from having a negative impact on the emission balance sheets of companies active in the field of nuclear energy.

RWE helps achieve Germany's climate conservation goals especially through its use of emission avoidance technologies.

Expenditure on environmental protection RWE Group	2002	2001*
Landscape conservation	29%	50%
Air-pollution prevention	34%	27%
Water conservation	21%	15%
Waste disposal	13%	6%
Noise abatement	2%	2%
Restoration of contaminated sites	1%	0%
Total in millions	**€ 416**	**€ 322**



* Truncated fiscal year (July through December).

Renewables-based electricity generation capacities were significantly expanded by investing in Europe and through Innogy's operations.

Renewable energies: it's all about choosing the right location

As long as they are profitable in the long term, renewables-based energies are a wise way to supplement our power generation portfolio. With a current combined installed capacity of just under 1,100 MW, we increased our capacity to produce electric power from renewable sources by some 25% compared with the previous year. Investments made in European countries outside Germany helped strengthen our position even further in 2002. Thanks to Harpen AG's acquisition of Spanish-based AERSA, we now rank among the largest wind power station operators in the Mediterranean region, which has the best prospects for growth in wind power generation in Europe at present. We have grouped our Continental European renewable energy operations and placed them under the supervision of Harpen AG. Innogy, our new UK subsidiary, is one of the leading providers of wind energy on its domestic market. Our overall goal is to double the installed capacity for electricity we generate from hydro, wind, biomass and solar energy to about 2,000 MW by 2010. In so doing, we will see to it that installed plants meet the same strict efficiency standards as our conventional power stations do, with a view to making them a sustainable option and ensuring that they remain profitable and give us a healthy environmental balance sheet. Furthermore, by establishing the RWE Schott Solar joint venture company, we fortified our position on the growth market for solar technology even further. The joint venture is No. 1 in Europe and operates the world's most modern solar technology factory in Alzenau. Once it has been completed, the € 150 million investment project is to produce photovoltaic components for a 60 MW power generation facility from 2005 onwards.

Involvement in international projects

In addition to implementing our own climate conservation measures and participating in national initiatives, we also support international action plans aiming to achieve the Kyoto goals. Examples include:

- our involvement in activities in countries such as Latvia, Chile and Uganda within the scope of World Bank's "Prototype Carbon Fund*,"
- our support of measures contained in the E7 initiative*, e.g. for the use of renewable energies in Indonesia, Bolivia and the Galapagos Islands, and
- our contribution to a project that is recognized as a climate conservation measure, involving the construction of a highly efficient gas-fired power plant to replace an outdated lignite power station in one of the VW Group's Czech automobile factories.

Environmental protection concept on a wide base

Some 35 certified RWE locations around the globe are proof of the fact that we have begun walking down a path to success, not only to conserve our climate, and not only in Germany. Case in point: our sustainable water business. Our know-how, combined with the far-reaching investments undertaken by Thames Water to increase quality have made a substantial contribution to turning the Thames, which is situated in the company's legacy supply area, into the cleanest and most biodiverse river in the world that runs through a metropolis. Moreover, Thames Water adheres to the same environmental standards wherever it goes to work around the globe. This is evidenced by the ISO 14001 certifications obtained in Turkey and China.

Second case in point: Innogy. High environmental protection standards are nothing new to our British energy enterprise either. Besides taking measures to continue developing renewables-based energies and constantly lower emissions caused by power generation, Innogy also expends a great deal of energy to guarantee that endangered species are protected in its power stations' surroundings.

RWE again included in the Dow Jones Sustainability Index

Our commitment has been honored once again. RWE was included in the Dow Jones Sustainability Indices DJSI World and DJSI STOXX for the third straight year. These indices consist of 10% of the companies that have top rankings in their sectors based on economic, ecological and social criteria. RWE's detailed environmental reporting* is also highly regarded.

Once again, RWE meets the strict criteria of the Dow Jones Sustainability Index.

Sustainable water operations are another focal point of our environmental protection measures.


167 *


166 *


06






66–101

Business Areas





Business Areas



»You can achieve a lot alone. But, in a team, the possibilities are infinite.«
Laura Webb, npower Integration Manager, Innogy

Her task as a member of the "Best Practice Team" is to coordinate the integration of npower into the RWE Group. Webb compares RWE Plus' and npower's sales structures, identifies synergies, and provides assistance in realizing ideas and innovations on their respective markets.





»Experience is great, especially when you share it.«
Dr. Hanns-Ferdinand Müller, Director, Consumer and Commercial Customer Sales/Marketing, RWE Plus

Like Laura Webb, he is also a member of the "Best Practice Team." By promoting the sharing of expertise, he makes Innogy and RWE more competitive on the German and British energy markets. A continuous process that transcends boundaries.

Electricity

The upward trend in our German electricity business is persisting. We lowered costs even further and adhered to our margin-oriented sales policy with resolve. Furthermore, we benefited from the continued recovery in electricity prices. Our acquisition of the British electric and gas utility Innogy has given us a strong position on Europe's third-largest energy market. On the whole, we improved our operating result by 53%. Electricity operations thus contributed more than 60% of the Group's operating result.

Electricity business continues on course for success

German wholesale electricity prices continued to rise. Electricity consumption and generation were essentially unchanged.

Germany: stagnant electricity consumption
Germany's primary energy consumption was 2% down year-on-year due to the mild weather and the weak economy. Electricity consumption was roughly on par with the previous year since energy-intensive base material industries stepped up production in the second half of the year. This was especially true for the chemical sector. Power generation was also essentially unchanged.

* 166
* 166
* 167

Wholesale electricity prices continued to recover in 2002. One-year forward prices* for electricity deliveries in 2003 averaged €23.73 per megawatt hour of base-load power* and were thus 5.2% higher than the previous year's figure. The average price for the same type of future contract for peak-load power* rose by 9.7% to €34.53. Electricity became more expensive in the end consumer business too, principally due to higher wholesale prices as well as the repeated increase in burdens suffered from the electricity tax and the laws for the promotion of renewables-based energies and for combined heat and power generation. RWE Plus raised prices for standard-rate customers by about 5% as of January 1, 2002.

German household customers still reluctant to switch providers
Germany's electricity market was marked by fierce competition in the key account business in 2002 as well. About one-third of the industrial customer base has switched providers since the market was deregulated. However, private and commercial customers still showed little willingness to switch. After all, nearly 30% of all households and some 50% of all commercial customers agreed with their existing providers to make their contractual terms more favorable. Suppliers were even more reluctant to enter into agreements with extremely aggressive prices below cost. An increasing trend towards establishing prices based on quotations on power exchanges has become apparent.

Key data		2002	2001 pro forma	+/- in %
External net sales[1]	€ million	23,797[2]	19,168	+ 24.1
Internal net sales	€ million	528	4,221	- 87.5
Total sales	€ million	24,325	23,389	+ 4.0
EBITDA	€ million	4,146	3,378	+ 22.7
Operating result	€ million	2,760	1,805	+ 52.9
Return on capital employed (ROCE)	%	13.5	11.6	+ 16.4
WACC before taxes	%	10.0	10.0	–
Value added	€ million	710	247	+ 187.4
Capital employed	€ million	20,504[3]	15,576	+ 31.6
Capital expenditure	€ million	3,142	2,896	+ 8.5

		12/31/02	12/31/01	+/- in %
Workforce	FTE[4]	69,441	63,607	+ 9.2

[1] Net of the change in disclosure of revenue from energy trading operations; unadjusted external net sales total €32.7 billion (previous year: €21.6 billion).
[2] €747 million of which are electricity taxes (previous year: €668 million).
[3] Since Innogy was consolidated on a seven-month basis, 7/12 of its operating assets are included.
[4] Full time equivalent, corresponding to the percentage of full-time employment.

Great Britain: declining wholesale prices depress power generators' margins

In the UK, our most important electricity market after Germany, primary energy consumption dropped by 3%. Once again, this was primarily due to the mild weather and the weak economy. Demand for electricity was down 0.3%. Industrial electricity consumption decreased somewhat more, by 1%, whereas demand in the other segments stagnated.

Wholesale electricity prices in England and Wales have declined considerably since the New Electricity Trading Arrangement (NETA*) was introduced at the end of March 2001. In 2002, the average one-year forward cost £16.60 per megawatt hour of base load power and was thus some 13% down year-on-year. The average one-year forward per megawatt hour of peak load power dropped about 18% to £ 20.22. However, electricity companies with a balanced relationship between their generation and end consumer businesses as well as flexible and efficient power plants were only slightly affected by this.


167

*

UK electricity consumption decreased slightly. Wholesale electricity prices were markedly lower.

Development of wholesale electricity prices in Germany
€ per MWh



.... Peak load
— Base load
Forward in 2001 for deliveries in 2002
Forward in 2002 for deliveries in 2003
40
35
30
25
20
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2001 (Month traded)
2002 (Month traded)

Development of wholesale electricity prices in England and Wales
£ per MWh



.... Peak load
— Base load
Forward in 2001 for deliveries in 2002*
Forward in 2002 for deliveries in 2003
30
25
20
15
10
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2001 (Month traded)
2002 (Month traded)

*Data available since the introduction of stock exchange trading via NETA.

External net electricity sales in million kWh	2002	2001 pro forma	+/- in %
Private and commercial customers	48,091	38,417	+ 25.2
Business customers	37,458	36,110	+ 3.7
Key industrial accounts	75,689	57,090	+ 32.6
Distributors/power utilities	79,851	79,528	+ 0.4
Electricity trading	302,759	77,268	+ 291.8
Gross total	**543,848**	**288,413**	**+ 88.6**
Minus trading of electricity procured from third parties	- 276,346	- 76,132	+ 263.0
Net total	**267,502**	**212,281**	**+ 26.0**

Higher electricity sales volumes through acquisition of Innogy

We expanded our gross electricity sales volume by 88.6% to 543.8 billion kWh, primarily as a result of Innogy's first-time consolidation as of June 1, 2002. In the first seven months of its inclusion in our consolidated financial statements, the British utility sold 135.5 billion kWh of electricity. Excluding Innogy, electricity sales volumes were up 41.6% due to the strong growth of our trading business. Trading of electricity procured from third parties posted a significant increase. In this area, high volumes are achieved, but margins are low. Excluding these quantities (net disclosure), electricity deliveries were up 26.0% including Innogy and up 8.3% excluding Innogy.

Electricity sales volumes rose in all customer groups. However, excluding Innogy, they decreased in three of our four customer segments. Deliveries to private and commercial customers were down 6.2% due to the mild weather conditions and the declining number of households with thermal storage heating units. In the business customer segment, sales volumes were down 6.5% without taking Innogy into account. Here we lost customers by renouncing low-margin contracts. This also led to a decrease in deliveries to key industrial accounts, which were 5.6% lower year-on-year. There were no significant changes in sales to the power distributors.

The acquisition of Innogy manifests itself in significantly higher electricity sales and revenue as well as in the number of our electricity customers.

Our electricity customer base grew from 8.8 million to 13.4 million as a result of the acquisition of Innogy. We expanded significantly in the private household and small commercial operation sectors. At present, we serve some 13.1 million customers in this segment, 6.7 million of which are in Germany, 4.4 million in the UK and 2.0 million in Hungary.

Electricity Business Area **Primary energy sources** Shares in gross electricity production	2002		2001 pro forma
In-house generation	63.3%		66.8%
_Lignite	28.5%		33.7%
_Nuclear energy	14.7%		18.5%
_Hard coal	9.5%		7.7%
_Gas	9.1%		3.4%
_Hydroelectric power, others	1.5%		3.5%
Electricity imports (without trading)	36.7%		33.2%
Total billion kWh	**289.9**		**234.3**

External net sales generated by our Electricity Business Area increased significantly especially due to the inclusion of Innogy.

Revenue up 24%

External net sales recorded by the Electricity Business Area rose 24.1% to €23.8 billion. This was predominantly due to the first-time consolidation of Innogy as of June 1, 2002. The British electric and gas utility produced €3,562 million in revenue in seven months. In addition, the first-time consolidations of VSE (Saarland) as well as the first-time full-year inclusion of the Dutch coal trader SSM Coal and of the Portuguese power generator Turbogás also contributed to the increase in revenue.

Net of all consolidation effects, external net sales advanced by 2%. This is primarily a result of the expansion of our trading activities. In terms of gross figures, consolidated external net sales would have been €8.9 billion higher in 2002 and €2.4 billion higher in 2001.

Furthermore, our electricity operations were marked by price-induced increases in revenue. In principle, our supply agreements are based on the wholesale market's forward quotations, which have risen recently. The increased burden from the electricity tax as well as the Renewable Energy and CHP Acts were partially passed on to our customers.

RWE lifts power generation by 24%

Our net electricity production totaled 289.9 billion kWh and was thus 23.7% up on the previous year. This figure does not include trading with electricity procured from outside sources. Power production differs from sales volumes due to network losses and the amounts of electricity used by our power plants. It rose considerably primarily as a result of the inclusion of Innogy. We covered 183.6 billion kWh, or 63.3% of our gross power production with our own power plants. Lignite continues to be the major source of energy used in the RWE Group, followed by nuclear.

Operating result boosted by more than 50%
EBITDA generated by the Electricity Business Area jumped 22.7% to €4,146 million. We recorded an even steeper climb in the operating result. It rose to €2,760 million, eclipsing the previous year's figure by more than 50%. This considerable increase is due to the fact that we recorded a comparatively low figure in the previous year, owing to factors that had a negative effect on the operating result, but not on EBITDA. They principally consisted of high write-downs on the Mülheim-Kärlich nuclear power station in the Power Generation Division and a test facility in the Lignite-Fired Power Generation and Mining Division.

Earnings growth in the electricity business stems from external growth and especially from the acquisition of Innogy. However, we lifted the operating result by 31.9% even without accounting for this consolidation effect. This was made possible by the upward trend in our German power operations. They reflected our successful cost-cutting and margin-oriented sales policy. Furthermore, electricity prices continued to recover. Without taking the decline in earnings of our US hard coal and gas producer CONSOL Energy into consideration, the Electricity Business Area would have posted a significantly higher operating result. Our US subsidiary had to contend with a considerable decline in earnings as a result of the weather- and cyclically-induced lower demand for hard coal as well as the substantial decline in gas prices. Its operating result decreased by €142 million to €251 million. Absolute value added by the Electricity Business Area nearly tripled to €710 million despite CONSOL Energy's weak earnings situation and Innogy's first-time consolidation.

Development of the individual divisions' operating results

Power Generation
The Power Generation Division boosted EBITDA by 72.0% to €855 million. Its operating result rose more than five-fold, rising to €629 million. This was primarily due to cost reductions and the increase of our internal electricity settlement prices to levels existing on wholesale markets. In addition, revenue from the provision of balancing power* rose considerably. Balancing power is used to compensate for unpredictable fluctuations in power fed into and taken our of the live grid at short notice. The increased need for balancing power is partially due to the fact that wind energy's share of the power generation mix in Germany is growing. Furthermore, the quality of electricity demand forecasts has deteriorated. This is due to the significant increase in the number of companies feeding electricity into and taking electricity out of the live grid.

* 166

Cost discipline and return-orientation pay off: our German electricity operations' earnings situation posted another strong improvement.

Lignite-Fired Power Generation and Mining
Despite the fact that CONSOL's earning situation deteriorated substantially, the Lignite-Fired Power Generation and Mining Division improved its EBITDA by 18.0% to €1,108 million. Its operating result climbed 47.2% to €521 million. Here too, growth was primarily due to cost reductions and the adjustment of internal electricity settlement prices to wholesale market levels.

Electricity Business Area	Total sales		External net sales		EBITDA		Operating result	
Key figures by division € million	2002	2001 pro forma	2002	2001 pro forma	2002	2001 pro forma	2002	2001 pro forma
Power Generation	3,884	3,080	582	436	855	497	629	117
Lignite-Fired Power Generation and Mining	4,662	4,759	3,056	3,385	1,108	939	521	354
Trading*	6,120	9,273	2,524	1,224	43	57	46	56
Net	4,241	3,594	1,545	798	759	805	561	582
Sales and Marketing	10,372	11,068	9,834	10,656	712	922	524	627
Industrial Services	2,819	2,702	2,452	2,418	90	94	40	38
UK Energy*	3,562	–	3,562	–	457	–	379	–
Other/electricity consolidation	- 11,335	- 11,087	242	251	122	64	60	31
_Harpen	257	264	242	251	89	90	47	56
Total*	**24,325**	**23,389**	**23,797**	**19,168**	**4,146**	**3,378**	**2,760**	**1,805**

* Revenue from energy trading operations is stated in net figures, i.e. only including margins. Pursuant to the gross method used previously, the Trading Division would have generated €12.1 billion in revenue and €8.5 billion in external net sales in 2002.

Trading

Our Trading Division closed the fiscal year with operating results down 17.9% to €46 million. This was due to startup costs at RWE Trading Americas. Income from our US subsidiary's trading operations was much lower than expected because of the difficult market environment in North America. It was not enough to cover expenses. Without taking the burdens from the American business into consideration, the Trading Division's operating result would have improved by about 27%.

Net

EBITDA generated by the Net Division decreased by 5.7% to €759 million, and the operating result was down 3.6% to €561 million. These figures reflect the increased expense associated with the procurement of balancing power. As of May 1, 2002, RWE Net raised its grid fees. However, additional costs incurred to purchase balancing power were only partially offset as a result.

Sales and Marketing

RWE Plus and the subsidiaries it manages recorded a 22.8% drop in EBITDA to €712 million. The operating result decreased by 16.4% to €524 million. This performance was mainly due to the aforementioned adjustment of internal settlement prices and the increased expenditure to purchase balancing power. Both these effects enabled our production companies to grow earnings, but had an earnings-reducing effect on our Sales Division. In addition, increasing amounts of expensive electricity from renewable sources are being fed into the live grid. We were unable to pass all ensuing costs on to the end consumer market.

Industrial Services

EBITDA generated by RWE Solutions decreased by 4.3% to €90 million. The operating result totaled €40 million and was thus slightly up year-on-year. Earnings shortfalls were recorded in the transformer manufacturing business especially as a result of the decline in orders in the USA. Furthermore, we had to contend with the persistently weak market for uninterruptible power supplies and communications technology. On the other hand, earnings were improved above all as a result of renegotiated electricity contracts with industrial customers.

UK Energy

Innogy, the electric and gas utility that was consolidated for the first time as of June 1, 2002, is the operating management company for our newly established UK Energy Division. On a seven-month basis, the company contributed €379 million in operating results. In light of the collapse of UK electricity wholesale prices, this is an encouraging performance. Thanks to its strong presence on the end customer market and its flexible, efficient power plant portfolio, Innogy was able to offset declines in income in the power plant business with sales.

Other (incl. Harpen)/electricity consolidation

The Harpen Group, which is stated under this line item, saw EBITDA decrease by 1.1% to €89 million. The operating result amounted to €47 million and was thus 16.0% lower than in the previous year. This decline was due to the fact that we shed the Toman Group and the car wash operator IMO Deutschland at the end of 2001 and divested Harpen's logistics operations as of April 30, 2002.

Cost-cutting offensive on target

Our cost-cutting program* is one of the key reasons for our electricity operations' success. In the financial year being reviewed, we achieved €450 million in savings, as planned. Cost reductions were also realized through personnel-related measures. From December 31, 1999, to December 31, 2002, we trimmed our electricity companies' labor forces by some 6,850 positions in a socially acceptable manner. Our cost-cutting program also entails shutting down unprofitable power stations. By the end of 2001, we had already taken 3,000 megawatts offline. However, no further capacities were decommissioned in the reporting period since demand for balancing power is rising steadily. Therefore, to generate peak-load power, RWE Power has gone back to using gas blocks that had originally been on the decommissioning list. In light of the current level of electricity prices and thanks to the cost reductions already achieved, these facilities can be operated at a profit. Therefore, we will continue running them for the time being.

Capital expenditure 8.5% up on previous year

In the Electricity Business Area, we spent €3,142 million, or 8.5% more than a year earlier. Innogy's inclusion made a major contribution to this increase. Capital expenditure on property, plant and equipment was up 6.5% to €1,915 million. This was predominantly due to the inclusion of Innogy. Power plant construction was one of the investment magnets. In the year under review, we completed our 1,000-MW lignite block with optimized plant technology in Niederaussem. The installation went online in September, following four years of construction. This gives us the world's most modern lignite-fired power station. Since we improved lignite energy yield by 30%, the power plant makes a substantial contribution to enhancing efficiencies and avoiding emissions.

In 2002, we completed the world's largest and most modern lignite power plant.

Investment in financial assets rose 11.7% to €1,227 million, principally due to our acquisition of the Polish-based power utility STOEN. In addition, we increased our shares in Saarland-based VSE to 69.33% and in Stadtwerke Düren to 74.95%. Furthermore, we acquired a 20% stake in GEW RheinEnergie under which we have grouped our electricity, gas and water activities for the Cologne/Bonn conurbation.

* 48

Acquisition of Innogy: RWE becomes second-largest UK electric utility

At the end of May 2002, we acquired Innogy, the British electric and gas utility. The purchase price was €5,056 million. Including assumed liabilities, the enterprise value totaled €8.5 billion. We consolidated Innogy for the first time as of June 1, 2002 and made it the operating management company for our new "UK Energy" Division, which is part of the Electricity Business Area. The company is currently No. 3 in the UK energy market, with 4.6 million electricity customers and 1.9 million gas customers.

Thanks to this acquisition, we now command a leading position in Europe's third-largest utility market. As we integrate Innogy, we want to lower annual costs by €80 million by 2006 via synergies. We will realize 75% of the targeted savings through the cooperation between Innogy and Thames Water. The remaining portion will be realized principally by eliminating overlapping functions at RWE Trading. Our goal is to have the new UK Energy Division achieve a ROCE that at least covers its capital costs by 2005.

Entry into the Polish and Slovak growth markets

RWE Plus became one of Poland's leading power providers by acquiring an 85% shareholding in STOEN, the former state-owned company. STOEN is an electric utility in the city of Warsaw, which makes it active in Poland's fastest-growing economic region. The enterprise supplies some 5.4 billion kWh of electricity to about 780,000 end customers in the greater Warsaw area every year. In 2001, STOEN employed approximately 1,700 people and generated roughly €400 million in revenue. With 39 million residents, Poland ranks among the largest markets in central Eastern Europe, which has high growth rates.

In the Slovak Republic, RWE Plus acquired a 49% stake in the power utility VSE. The shares changed ownership with the approval of the Slovak authorities and supervisory committees on January 23, 2003. RWE Plus also assumed entrepreneurial control of VSE. Headquartered in Košice, the enterprise provides some 600,000 end customers with electricity. In 2001, it had a labor force of about 2,000 and generated €256 million in revenue. With 22% of the market, VSE is the Slovak Republic's third-largest energy utility. VSE has already been cooperating with the Hungarian utility ÉMÁSZ for years. ÉMÁSZ's supply area neighbors on that of VSE directly, and RWE Plus owns 54% of ÉMÁSZ.

Second cutting-edge lignite-optimized power station planned

RWE Rheinbraun plans to build a second lignite-optimized power plant. The envisioned 1,050-MW block has been given a budget of €1.2 billion. The power station is scheduled to go live in 2008. However, we will implement this project only if its economic viability is not jeopardized by burdens from the planned CO_2 emission allowance trading system or unreasonable restrictions connected to its legal approval.

Renewables-based power generation capacity significantly expanded

Harpen, our subsidiary that specializes in renewables-based and distributed electricity generation, continued its international course for growth with success. By acquiring the Spanish wind power specialist AERSA, Harpen has built an operating platform in one of the world's fastest-growing wind energy markets. Furthermore, Harpen began construction work on its first wind park in Italy in the vicinity of Naples. In fiscal 2002, the Dortmund-based company increased its renewables-based power generation capacity from 100 MW to 328 MW. RWE has an additional 206 MW at its disposal through its acquisition of Innogy. The RWE Group's aggregate renewables-based electricity generation capacity thus nearly totals 1,100 MW. It has risen by more than 50% since 2001.

More customer proximity in power sales

Our German regional redistributors have always been successful thanks to their strong local market presence. By regionalizing our sales structure, we are currently stepping up RWE Plus' activity in the electricity business on a market with a total of 2.9 million private, commercial and business customers. From January 2003 onwards, it will be run by two newly established sales management units, which will also assume responsibility for regional results.

Outlook

Our electricity operations will continue to be the RWE Group's strongest earnings mainstay. We expect this business area to post low double-digit growth in its operating result primarily due to the fact that Innogy will be included in our consolidated accounts for the entire year, as compared with its seven-month inclusion in 2002. We anticipate our German power operations to continue their positive earnings trend, albeit with far lower growth rates than in the previous year. The basis for this forecast performance are further cost reductions. Furthermore, we have already secured our German electricity generation to a great extent through futures based on higher wholesale quotations. In addition, we believe that prices on the German market will at least remain stable.

We expect our Electricity Business Area to post low double-digit growth in its operating result.



»Anything is possible if you have the right tools.«
Vítězslav Borovička, Underground Storage Manager, Transgas

Has been working in the gas sector for 25 years. The transportation and storage of gas are a central integration project to which employees like Vítězslav Borovička have committed their entire know-how. This is how he contributes to strengthening the position RWE's gas business occupies in Europe even further.


Jan-Heinz
Knoop
Gas

»We're becoming more and more European.«
Jan Heinz Knoop, Storage Manager, Kalle Natural Gas Storage Facility, RWE Gas

Loves working across borders. RWE doubled its storage capacity through the acquisition of Czech-based Transgas. Moreover, this provides access to one of the major transit lines between Russia and Europe: Some 20% of the natural gas exported by Russia takes this route to Western Europe.

We completed the acquisition of Czech-based Transgas as well as of the stakes in the country's regional distributors in May 2002. RWE has thus advanced to the premiere league of European gas utilities. Our Upstream Division's production exceeded the previous year's high earnings thanks to its intensified production activities. All in all, we improved the Gas Business Area's operating result by 27%.

Successful entry into the Czech gas business

Average prices and volumes on the German and Czech gas markets were down on the previous year.

Crude oil prices match year-earlier level

Prices on the international oil market recovered after a low at the beginning of the year. In 2002, a barrel of Brent crude cost US$ 25 on average, slightly exceeding the previous year's level (US$ 24.7). The increase in oil prices is primarily a result of volume limits set by OPEC in anticipation of the possible war with Iraq. Moreover, there was a national strike in Venezuela, which lasted several weeks. This almost caused the country's oil exports to cease entirely.

Economic slump and mild weather hamper German gas consumption

Mild weather conditions in the first quarter of 2002 and the persistent economic slump dampened Germany's natural gas consumption. These factors overpowered the positive trend in demand caused by the increased share of homes heated with gas-fired systems. Consumption slipped 0.5% to 935 billion kWh. Prices in the German gas market, which track heating oil prices with a time lag of approximately six months, were strongly influenced by the low prices paid for oil in the months leading up to and following the end of 2001. Average prices for gas deliveries to municipal and regional utilities were some 7% down, while prices paid by private, commercial and industrial customers were about 10% lower compared with the previous year.

Key data		2002	2001 pro forma	+/- in %
Production (RWE Dea)				
_Natural gas	m^3 million	2,382	2,172	+ 9.7
_Petroleum	t '000	4,657	4,482	+ 3.9
Natural gas sales (RWE Gas)	kWh million	220,258	99,541	+ 121.3
External net sales	€ million	5,666	3,724	+ 52.1
Internal net sales	€ million	583	606	- 3.8
Total sales	€ million	6,249	4,330	+ 44.3
EBITDA	€ million	1,239	877	+ 41.3
Operating result	€ million	885	699	+ 26.6
Return on capital employed (ROCE)	%	14.9	21.5	- 30.7
WACC before taxes	%	10.7	11.0	- 2.7
Value added	€ million	249	346	- 28.0
Capital employed	€ million	5,959	3,252	+ 83.2
Capital expenditure	€ million	5,365	468	–

		12/31/02	12/31/01	+/- in %
Workforce	FTE*	9,176	2,795	+ 228.3

* Full time equivalent, corresponding to the percentage of full-time employment.

The mild weather also had an impact on the Czech gas market, leading to a drop in demand. At 99.2 billion kWh, consumption was 3.3% down on the previous year. In the Czech Republic, gas prices are fixed once a quarter by an independent regulatory authority. Key criteria include international crude oil prices as well as the exchange rate between the Czech crown and the US dollar and the euro. On average, gas prices paid by private and commercial customers were reduced by 8.7% on April 1, 2002, and by 8.2% on October 1, 2002. This trend is being reversed at the beginning of the current financial year because of the recent steep climb in oil prices.

Production stepped up considerably

Our Upstream Division stepped up production even further. Output was up 9.7% to 2,382 million cubic meters. The rise in production was principally due to the fact that the British gas producer Highland Energy, which now operates as "RWE Dea UK," was included for the first time. Petroleum production was lifted 3.9% to 4.7 million metric tons. This rise was based on new drilling in the German Mittelplate field as well as the fact that we increased our shares in three oilfields in the Gulf of Suez to 100%. We also expanded production in Kazakhstan.

The Upstream Division expanded its gas production by 9.7%.

Midstream/Downstream Division* **External net gas sales** in million kWh	**2002**	**2001 pro forma**	**+/- in %**
Private and commercial customers	57,328	24,793	+ 131.2
Industrial key accounts	62,317	19,163	+ 225.2
Power plants	11,027	1,988	+ 454.7
Distributors/power utilities	100,613	55,585	+ 81.0
Total	**220,258**	**99,541**	**+ 121.3**

* Includes the Czech gas business from May 1, 2002 onwards.

In the Gas Business Area, external net sales posted strong growth, especially due to consolidation effects.

Gas sales grew markedly through acquisitions in the Czech Republic and the Netherlands
Natural gas sales volumes recorded by RWE Gas and its investments climbed 121.3% to 220 billion kWh. Major drivers were the acquisition of the Czech gas utility Transgas and the stakes in the country's regional distributors. The acquisition of a share of approximately 90% in Dutch-based Obragas also had an effect. Furthermore, we started consolidating the sales volumes generated by our 75% shareholding in Thyssengas in January of 2002.

However, deliveries were slightly higher even without taking these extraordinary effects into consideration. This was because we won a large number of new customers since the number of homes with gas-fired heating installed has risen. Net of consolidation effects, we sold 22.4% more gas to private and commercial customers. Sales to industrial key accounts decreased 7.9% due to the economic situation. Sales to energy utilities declined by 6.1%. Taking all new acquisitions into consideration, RWE Gas and its investments currently serve 163 municipal and regional utilities, 1,390 industrial customers and over 3.1 million private and commercial clients in Germany, the Netherlands and the Czech Republic. Including minority interests as well as the gas operations of Innogy and RWE Plus, which are part of our Electricity Business Area, RWE serves 9.9 million gas customers in Europe.

Sales up 52%
External net sales generated by the Gas Business Area were boosted 52.1% to €5,666 million. This significant increase is primarily a result of the inclusion of our Czech operations and the full consolidation of Thyssengas in the Midstream/Downstream Division. It also benefited from the one-off effect in the Upstream Division. Sales from RWE Dea's former downstream unit had been consolidated at 50% since it was incorporated into the Shell & DEA Oil joint venture at the beginning of 2002. But we disclosed all these sales as external net sales as of July 1. On the other hand, in the previous year's figures these sales were categorized as internal net sales. Lower gas prices had an adverse effect on revenue.

Gas Business Area	Total sales		External net sales		EBITDA		Operating result	
Key data by division € million	2002	2001 pro forma	2002	2001 pro forma	2002	2001 pro forma	2002	2001 pro forma
Midstream/Downstream	4,958	2,834	4,833	2,802	652	375	499	332
_Czech gas*	1,044	–	1,044	–	267	–	179	–
Upstream	1,291	1,496	833	922	587	502	386	367
Total	**6,249**	**4,330**	**5,666**	**3,724**	**1,239**	**877**	**885**	**699**

*Czech gas business included as of May 1, 2002 (eight months).

Operating result clearly up through inclusion of Czech gas business

We lifted EBITDA by 41.3% to €1,239 million. The operating result jumped 26.6% to €885 million. This was primarily due to the first-time consolidation of the Czech gas business in the Midstream/ Downstream Division. We saw improvements in the Upstream Division as well. As a result of the first-time consolidation of the Czech gas business, absolute value added totaled €249 million and was 28.0% lower than the year before. It would have dropped 15.3% excluding this effect. Here the significant growth in the Upstream Division's operating assets, which was partially due to the acquisition of Highland Energy, manifested itself.

The Midstream/Downstream Division improved its operating result by 50.3% to €499 million year-on-year. Transgas and the six fully consolidated regional distributors contributed €179 million to the operating result on an eight-month basis. It should be pointed out that, with the exception of international transit, in the gas business, proportionally more income is generated in the winter months. Since we only started consolidating our Czech gas activities as of May 1, these winter months have not yet been included in our operating result. RWE reaped the full benefit of cash flows achieved from January to April of 2002 as liquidity rose due to first-time consolidations. Excluding the earnings contribution made by the Czech gas operations, the Midstream/Downstream Division would have closed the fiscal year 3.6% down on the previous one, principally due to the lower gas margins caused by oil prices.

The Midstream/ Downstream and Upstream Divisions increased their operating result by 50.3% and 5.2%, respectively.

In the Upstream Division, we surpassed the previous year's strong operating result by 5.2%, raising it to €386 million. This division benefited from additional revenue from the expansion of our production, efficiency enhancements and currency exchange effects.

Capital expenditure substantially higher through acquisition of Czech gas business

At €5,365 million, the investment budget exceeded the previous year's more than ten-fold. This significant rise is predominantly attributable to the Midstream/Downstream Division. The acquisition of Transgas and the Czech regional utilities accounted for about €4.1 billion. In addition, we acquired a 90% stake in the Dutch gas utility Obragas for €319 million. Furthermore, the division spent a considerable amount of money on property, plant and equipment on network infrastructure. Capital spending was up in the upstream sector too. The main investment projects were the acquisition of Highland Energy and the purchase from Veba Oil & Gas GmbH of the remaining shares in companies that used to be jointly owned in Norway and Egypt.

*


Czech gas: first integration milestones passed

On May 16, we completed the acquisition of a 97% interest in the Czech-based gas utility Transgas and of stakes of between 46% and 58% in the country's eight regional distributors. Six of the regional utilities are now majority-owned by RWE. We consolidated Transgas and these companies with retroactive commercial effect as of May 1. Thanks to this acquisition, we have advanced to the major league of European gas utilities. Transgas and the regional distributors serve some 2.6 million end customers, thus serving nearly the entire Czech gas market, which ranks among Europe's most dynamic, with 4% average annual demand growth.

Our new Czech gas operations are being integrated on schedule. Our aim is to have them generate ROCE that at least covers capital costs by 2006 at the latest. We intend to realize €100 million in annual synergies by 2007. This will occur on two levels. RWE Gas and Transgas are working on achieving savings by pooling their gas procurement, transport and storage activities. Our Czech regional utilities are focusing on cooperating in sales and gas logistics. Moreover, they are reorganizing overlapping administrative functions*.

First-time consolidation of Thyssengas

We consolidated our 75% stake in Thyssengas fully at the beginning of the 2002 financial year. Thyssengas GmbH is one of Germany's largest natural gas utilities, focusing on import and wholesaling. Fiscal 2002 saw this company contribute €1.1 billion to consolidated revenue.

RWE Gas establishes logistics joint venture

In January 2002, RWE Gas and UK-based National Grid Transco (formerly known as Lattice Group) agreed to set up a jointly managed natural gas logistics enterprise. Operating as "Viavera," the company offers services primarily to natural gas traders and sales companies. Center stage is taken by logistics management, running the gamut from negotiations with network operators to complete monitoring of transport contracts. RWE Gas owns a 60% stake in the joint venture. By taking this step, we want to take advantage of the opportunities arising from the deregulation of Germany's gas market in the field of logistics.

Upstream position gains international reach
We strengthened our upstream position even further in the 2002 financial year. Once again, we increased RWE Dea's natural gas reserves considerably from 76.5 million cubic meters of oil equivalent (OE) at the end of 2001 to 88.1 million cubic meters of OE. This expansion was a result of our acquisition of shares formerly held by Veba Oil & Gas in joint ventures in Egypt and Norway, with our successful exploration activity playing an even more significant role. Gas reserves discovered off Egypt's Mediterranean coast and the increase in shares in concessions caused reserves to grow by approximately 9.8 million cubic meters of OE. We bid successfully for exploration licenses in attractive concession areas in Great Britain, Norway and Algeria. Furthermore, we acquired a 20% interest in nine offshore* blocks east of the Canary Islands from Repsol-YPF.

We strengthened our oil business with new production drilling in the German Mittelplate territory. In addition, we joined forces with partners to obtain approval for the development of two North Sea oilfields northwest of Denmark.

Outlook

We will also be able to lift operating results in the Gas Business Area once again. This will be made possible by the fact that our Czech gas business will be included in our consolidated financial statements on a full, twelve-month basis for the first time in fiscal 2003. Our Upstream Division is expected to close the fiscal year roughly on par with 2002. It is virtually impossible to make price forcecasts at present, due to political risks. However, we have already secured part of our crude oil sales volumes with forward contracts. In light of the high price of crude oil, we anticipate a slight increase in gas prices in the second half of 2002.

Due to the first-time full consolidation of our Czech operations, we expect the Gas Business Area to post further growth in its operating result.

* 166

»Just like running water, we always find a way.«
Martyn Andrews, Head of Financial Appraisal, Thames Water

Focuses on cooperation with Thames Water China. RWE's operating management company, Thames Water, has also been active in China since 1997. In June 2002, Thames Water acquired just under 49% of The China Water Company Ltd. Today, RWE is the world's third-largest water provider, serving 70 million people.





»We keep the ideas flowing to get the best results.«
Minyi Du, Business Development Director, Thames Water China

Her global thinking is being deepened by the Oxford Leadership Program. Minyi Du contributes her regional knowledge to ensure that RWE's water business is successful in China. Thames Water and China Water employees pool their experience with a view to offering some four million people even better services.



Fiscal 2002 saw us concentrate on the comprehensive expansion of our competitive position in the international water business. We set the course for the future in the USA by obtaining approval for the acquisition of American Water Works. At the same time, we fortified our presence in Germany, Chile and China and we succeeded in entering the Spanish market. The operating result rose by 11%.

High-growth portfolio

The required capital expenditure on the renovation of infrastructure and the trend to privatization create long-term growth potential.

Global water market continues to be stable
In 2002, the world water market was much less affected by the global economy's sustained weakness than most other utility sectors. Stable long-term potential will arise from the high necessary investment in the modernization of network infrastructure in the water and wastewater businesses. In the year under review, privatization and outsourcing trends persisted especially where pipeline networks are no longer capable of meeting increased standards in terms of supply security, quality and environmental protection. However, competition for new projects increased—primarily in large industrial nations.

Sales slightly up year-on-year
In the reporting period, we generated € 2,850 million in revenue in the Water Business Area. This corresponds to a 3.8% increase year-on-year. Net of the peripheral activities that were sold in 2001, revenue rose by 8%. Revenue produced outside of the established regulated UK business posted above-average growth, advancing to some 40% of total revenue, thanks to the first-time consolidation of RWW Rheinisch-Westfälische Wasserwerksgesellschaft, the Chilean water utilities ANSM and ESSEL and the Spanish water companies PRIDESA and Ondagua. In Great Britain, the low rate of inflation, which is used as a basis for price adjustments in the regulated sector, dampened revenue growth. Currency exchange effects and the divestment of peripheral activities also caused revenue to decline.

Key data		2002	2001 pro forma	+/- in %
External net sales	€ million	2,850	2,746	+ 3.8
Internal net sales	€ million	–	–	–
Total sales	€ million	2,850	2,746	+ 3.8
EBITDA	€ million	1,457	1,327	+ 9.8
Operating result	€ million	963	865	+ 11.3
Return on capital employed (ROCE)	%	7.3	6.7	+ 9.0
WACC before taxes	%	8.0	8.0	–
Value added	€ million	- 93	- 163	+ 42.9
Capital employed	€ million	13,200	12,856	+ 2.7
Capital expenditure	€ million	2,181	2,643[1]	- 17.5

		12/31/02	12/31/01	+/- in %
Workforce	FTE[2]	11,907	11,586	+ 2.8

[1] Figure reflects 13.5 months due to first-time consolidation.
[2] Full time equivalent, corresponding to the percentage of full-time employment.

Operating result posts double-digit growth
EBITDA in the Water Business Area was up 9.8% to €1,457 million. The operating result increased by 11.3% to €963 million. This was primarily due to tariff increases as well as the aforementioned first-time consolidations.

In the regulated UK water business, revenue was only slightly up as a result of inflation, and higher expenses were incurred to improve the infrastructure of the network in the London supply area. We offset these effects with measures to improve efficiency that enabled us to outperform the investment and operating cost targets set by the regulator.

The operating result rose by more than 11% despite high servicing costs.

Water Business Area External net sales by division € million	2002	2001 pro forma	+/- in %
Great Britain and Ireland	1,982	2,046	- 3.1
Europe, Near East, Africa	338	263	+ 28.5
America	411	358	+ 14.8
Asia-Pacific Rim	119	79	+ 50.6
Total	**2,850**	**2,746**	**+ 3.8**

A look at the relationship between revenue and the operating result shows just how profitable this business area is. Whereas it was only responsible for 6.1% of Group revenue, it contributed more than 20% of the consolidated operating result.

The absolute value contributed by the Water Business Area improved by €70 million compared with the previous year, although it still was negative, coming in at -€93 million because of goodwill from acquisitions.

Higher capital expenditure on network infrastructure

Totaling € 2,181 million, capital expenditure was down on the year-earlier level. Financial investments amounted to € 1,058 million and principally related to the aforementioned acquisitions. Capital expenditure on property, plant and equipment primarily included expenses for the improvement of network infrastructure in Great Britain as well as investments in business expansion in Chile.

Water portfolio strengthened considerably

We significantly bolstered our competitive position in several of our strategic target markets:

- In April of 2002, we improved our leading position on the German market substantially through the increase in our shareholding in RWW Rheinisch-Westfälische Wasserwerksgesellschaft to a majority stake of just under 75%. October of 2002 saw us acquire another 5% interest. The purchase price for all shares acquired in 2002 totaled € 233 million. By adding some one million residents served by RWW to our German water customer base, it grew to about 13 million people. In 2001, RWW generated approximately € 100 million in revenue.

- In June of 2002, we acquired a 49% stake in China Water Company for about US$70 million. China Water is in charge of several projects in industrial regions, including one in the vicinity of Shanghai where Thames Water has been participating in the Da Chang water project since 1997. All in all, the number of people we provide with water in the People's Republic of China rose from one million to over five million.

- Shortly thereafter, we gained a foothold in the Spanish water market by acquiring majority interests in PRIDESA and Ondagua. The combined purchase price was about € 100 million. PRIDESA engineers and operates conventional water and sewerage facilities as well as ultramodern sea water desalination plants in Spain and in neighboring Mediterranean countries. Furthermore, the company is the European technology leader on this growth market. Ondagua runs numerous municipal water utilities in several Spanish regions. Together, the companies serve more than three million residents and generated a combined € 150 million (approx.) in revenue in 2001.

Acquisition of American Water Works successfully completed

We completed the acquisition of American Water Works, which was initiated in September of 2001, on January 10, 2003—far earlier than planned. This was due to the rapid approval procedures. In addition to clearance from the Federal Trade Commission, we had to go through comprehensive approval processes in 13 of the 27 states in which American Water Works is active. We had to accept the postponement of tariff adjustments in several states. This is common practice as regards acquisitions in the regulated US water business. The impact on future earnings falls within the range we anticipated. Having undertaken far-reaching preparations in the 16-month approval phase, we were in a position to begin integrating American Water Works into the Group quite effectively in January of 2003. The company was renamed "American Water." Our goal is to have our American water operations' ROCE at least match capital costs by 2006. As far as the entire Water Business Area is concerned, we intend to pass this hurdle as early as 2005.

With American Water on board, along with its 15 million-strong customer base in the US and Canada, we are clearly the new No. 1 in the North American regulated water business. RWE now serves 70 million people worldwide. This has enabled us to substantially strengthen our position as No. 3 among international water companies.

Outlook

Our Water Business Area will see a major jump in revenue and operating results, thanks to the inclusion of American Water. However, we also expect that our new US activities will not be able to emerge from the weak economic situation entirely unscathed, despite the stable framework conditions in the regulated business. Moreover, we will have to shoulder the increased security and insurance costs in reaction to the 9-11 terrorist attacks as well as price concessions made within the scope of the approval procedure. In the regulated UK business, we expect expenses for the improvement of London's network infrastructure to be higher, and to be able to pass them on via price adjustments in due course. In addition, we will counteract this by taking measures to enhance efficiencies. The operating result may decrease due to currency conversion if the British pound and the US dollar display negative developments. However, we will be able to offset most of this effect in our income before tax through our acquisition financing, which is also based on pounds and dollars. All in all, the Water Business Area will post significant double-digit growth in its operating result and thus contribute about one-fourth of the Group's operating result. Some 95% of this earnings contribution will come from stable regulated businesses.

In 2003, this business area will record strong double-digit growth in its operating result owing to the first-time inclusion of American Water.



»Collaboration opens the door to more possibilities than going it alone.«
Uwe Becker, Head of Secondary Fuel Market Development,
RWE Umwelt AG

Looks for solutions for RWE Umwelt, e.g. on how to reuse residuals from manufacturing and commercial operations as well as from recycling plants and mechanical-biological treatment processes as secondary fuels for thermal applications in power stations and cement works.



Environmental Services

»You can't develop environmentally sound solutions by yourself.«
Hans Schmidt, Department Head, RWE Power AG

Works on conserving fossil energies as well as natural raw material reserves. Waste replaces nearly 10% of the conventional fuels used in RWE Power's coal power stations. This causes per-ton CO_2 emissions in our power plants to drop considerably.

Persistently unfavorable economic developments have had an impact on Germany's entire waste disposal industry. Intensified competitive pressure is causing margins to collapse. RWE Umwelt saw its operating result drop by 33%. We have initiated an incisive program to realign and restructure this business, which will pave the way to recovery in the medium term.

Rough waters

Price and volume declines in Germany's waste disposal business are intensifying predatory competition.

Sector under duress, especially in the commercial waste sector

Market and competitive conditions in Germany's waste disposal sector have become even more difficult to cope with due to the sustained economic slump. This branch of industry suffered declines in sales primarily in the commercial waste sector. All segments of the secondary raw materials sector stagnated. Neither the waste paper, nor the electronic scrap disposal sector showed significant signs of improvement. Only the measures taken to implement the Technical Guideline for Residential Waste (TASi)* revitalized the market somewhat. The business of the recycling enterprise "Duales System Deutschland" (DSD) was rather stable in comparison. Here, the new invitation for bids for service level agreements as of January 1, 2004 is on the agenda for the current fiscal year.


* 167

Sales slightly up year-on-year

At €2,136 million, external net sales exceeded the previous year's figure by 3.9%. Sales growth was principally driven by the three following consolidation effects:

- The first-time full-year consolidation of the Kanal-Müller Group, a specialist in the redevelopment of sewerage systems
- The first-time consolidation of the Remex Group, a leading company in the field of mineral recycling
- The acquisition of Thames Water's waste disposal operations (Thames Waste Management)

In addition, in the secondary raw materials marketing sector, the industrial services business and our Eastern European business, sales advanced as a result of volume growth and price developments. This enabled us to further consolidate our sales ranking as Number 1 in Germany.

Slipping margins depress earnings

In contrast to the rise in sales, RWE Umwelt recorded a drop in earnings. At €281 million, EBITDA was 12.5% down on the previous year. The operating result decreased by 33.3% to €98 million. This was primarily due to volumes and prices in the residential and commercial waste sectors. Unfavorable market and competitive conditions in the other sectors also had an impact. Here, the level of market prices, which is extremely unsatisfactory, has been impacted by a short-term oversupply of landfill capacity. At the same time, to prepare for the implementation of the Technical Guideline for Residential Waste, more and more refuse must be disposed of in waste incineration plants—an increasingly expensive endeavor. In addition, the operating result is being hampered considerably by subsidiaries and investments that do not belong to the core waste and recycling business. Absolute value added was also lower than in the previous year at -€71 million.

Capital expenditure up

Capital expenditure amounted to €695 million, surpassing the previous year's figure by approximately 62.4%. The significant increase is a result of substantially higher financial investments. Replacement investments were the main item concerning

Key data		2002	2001 pro forma	+/- in %
External net sales	€ million	2,136	2,055	+ 3.9
Internal net sales	€ million	43	33	+ 30.3
Total sales	€ million	2,179	2,088	+ 4.4
EBITDA	€ million	281	321	- 12.5
Operating result	€ million	98	147	- 33.3
Return on capital employed (ROCE)	%	5.8	10.9	- 46.8
WACC before taxes	%	10.0	10.0	–
Value added	€ million	- 71	12	- 691.7
Capital employed	€ million	1,689	1,348	+ 25.3
Capital expenditure	€ million	695	428	+ 62.4

		12/31/02	12/31/01	+/- in %
Workforce	FTE*	14,406	14,453	- 0.3

*Full time equivalent, corresponding to the percentage of full-time emplyment.

property, plant and equipment. The major financial investment in this regard was the acquisition of the remaining 50% in Trienekens AG, which was implemented at the end of May 2002. Excluding this purchase, capital expenditure was markedly down on the preceding year.

Trienekens AG acquired in its entirety and merged into RWE Umwelt

After acquiring the 50% stake that was still held by the Trienekens family, we merged Trienekens AG into RWE Umwelt with retroactive commercial effect as of January 1, 2002. This created a fully integrated company under uniform management. We had already been consolidating Trienekens fully before we acquired the whole company. Therefore, the transaction did not affect sales or the operating result.

Strategic realignment in the wake of the Trienekens acquisition

RWE Umwelt took advantage of the fact that it was integrating Trienekens to implement a far-reaching reorientation*. We combined the two former head offices to create a headquarters at RWE Umwelt AG's new domicile: Viersen, Germany. Moreover, we are grouping operations into eight regions instead of the previous 17.

In reaction to basic economic conditions, we initiated further restructuring measures to reduce costs at RWE Umwelt substantially, going beyond what would be possible from the synergistic potential resulting from the tie-up with Trienekens. Our cost reduction target is €50 million per year, most of which we intend to realize in 2003 and 2004. We are thus better equipped to take on future challenges arising from the implementation of the Technical Guideline for Residential Waste as well as the impending new round of bids for DSD service level agreements. We set aside €253 million to cover the entire restructuring program. A considerable portion of this expense was taken into account when the Trienekens acquisition was valued and led to a corresponding reduction in the purchase price.

We expect the operating result for fiscal 2003 to stabilize.

Outlook

The situation on the German waste disposal market will remain under strain in the fiscal year underway. In addition, we will have to contend with the risk connected with the introduction of a can deposit in Germany from January 1, 2003 onwards. Thanks to the restructuring measures initiated in the previous year, we expect to be able to stabilize our operating result in the current one.

* 39

Non-core businesses record considerable earnings shortfalls

The operating result produced by our non-core businesses dropped to €180 million, or one-quarter of the previous year's level. Heidelberg was hard hit by the sustained cyclical downturn. The printing press manufacturer saw its operating result decline by 56%. RWE Dea's service-station and refinery operations contributed a slightly negative result, owing to extremely low refinery margins. We transferred these activities to the Shell & DEA Oil joint venture at the beginning of 2002 and sold them to Shell in the middle of the year. We stopped the full consolidation of HOCHTIEF, our construction subsidiary, as of January 1, 2002 and now include it in the consolidated financial statements based on prorated net income. Therefore, we no longer comment on its business trend.

Exit from the oil downstream business

We transferred RWE Dea's service-station and refinery (downstream) operations to the Shell & DEA Oil GmbH joint venture as of January 2, 2002, and sold them to our partner Shell ahead of schedule, as of July 1. In light of the deconsolidation of the oil downstream business as of June 30, 2002, we have only reported on the first half of the year. We have recognized half values for Shell & DEA Oil's figures in our consolidated financial statements, in line with our 50% stake in the joint venture. We used the figures for the first six months of fiscal 2001 as a basis for comparison in our commentary. It should be pointed out, however, that these figures still include RWE Dea's downstream business on a 100% basis.

Mineral oil sales volume on par with previous year

RWE Dea Downstream's petrochemical sales volumes dropped by more than 50% to 0.6 million metric tons compared with the first half of fiscal 2001. This was caused by the prorated consolidation of Shell & DEA Oil. Our partner Shell did not contribute any petrochemical operations to the joint venture. In addition, demand slacked off considerably. Domestic mineral oil sales volumes totaled about 13 million metric tons—on par with the level achieved by RWE Dea in the first half of fiscal 2001. Heating oil sales volumes declined significantly. On the other hand, gasoline sales improved slightly. Refineries consumed a prorated 8.7 million metric tons of crude oil and semi-finished products, which was less than the previous year's corresponding figure.

RWE Dea Downstream Key data		**1st half of 2002**	**1st half of 2001 pro forma**	**+/- in %**	**Full year 2001 pro forma**
External net sales	€ million	7,682	8,227	- 6.6	16,641
Internal net sales	€ million	3	38	- 92.1	62
Total sales	€ million	7,685	8,265	- 7.0	16,703
EBITDA	€ million	52	254	- 79.5	525
Operating result	€ million	- 6	190	- 103.2	392
Return on capital employed (ROCE)	%	- 1.5	–	–	48.6
WACC before taxes	%	13.0	–	–	13.0
Value added	€ million	- 59	–	–	287
Capital employed	€ million	409	–	–	807
Capital expenditure	€ million	32	55	- 41.8	110

		06/30/02	**12/31/01**	**+/- in %**	
Workforce	FTE*	3,430	3,212	+ 6.8	

* Full time equivalent, corresponding to the percentage of full-time employment.

Global refinery margins were substantially down, causing RWE Dea Downstream's EBITDA and operating result to drop considerably.

Collapse in earnings due to considerably lower refinery margins

External net sales declined by 6.6% to € 7,682 million as prices dropped. RWE Dea Downstream closed the fiscal year with a 79.5% decrease in EBITDA to € 52 million and an operating loss of € 6 million. This was mainly due to the fact that world refinery margins were extremely weak. ROCE decreased to -1,5%. Accordingly, absolute added value totaled, -€ 59 million, dipping into negative territory.

RWE Dea accounted for € 32 million of capital expenditure when the Shell & DEA Oil GmbH joint venture was ended. Refineries and the service-station network were the investment magnets, each attracting € 12 million.

Heidelberger Druckmaschinen Key data		2002	2001 pro forma	+/- in %
External net sales	€ million	4,315	5,330	- 19.0
Internal net sales	€ million	—	—	—
Total sales	€ million	4,315	5,330	- 19.0
EBITDA	€ million	414	574	- 27.9
Operating result	€ million	158	356	- 55.6
Return on capital employed (ROCE)	%	7.5	14.6	- 48.6
WACC before taxes	%	14.0	14.0	—
Value added	€ million	- 225	16	—
Capital employed	€ million	3,449	2,906	+ 18.7
Capital expenditure	€ million	365	360	+ 1.4

		12/31/02	12/31/01	+/- in %
Workforce	FTE*	23,460	24,489	- 4.2

* Full time equivalent, corresponding to the percentage of full-time employment.

Heidelberg's order intake was clearly down due to the economic situation.

Considerable drop in demand for printing systems

Due to the persistently weak economy, the situation in the printing machine industry worsened—primarily in the USA and Germany. The steep decline in demand for printed matter, which was especially evident in the advertising sector, led to significant surplus capacities in printing machine industry, accompanied by lower willingness to invest.

Orders received by Heidelberger Druckmaschinen declined by 12.0% to € 4.1 billion. € 3,022 million, or about 73%, of the orders were pulled in by the legacy sheetfed business. Order volumes were markedly down on the previous year. Heidelberg also experienced massive shortfalls in its Web and Digital Divisions, which are strongly tailored to the needs of the US business. At € 1,365 million, orders on hand at the Heidelberg Group were 11% down year-on-year as of December 31, 2002.

Earnings and revenue reflect economic slump
The unfavorable economic situation was also reflected in declining revenue and earnings figures. In 2002, Heidelberg generated €4,315 million in revenue. This corresponds to a 19.0% decline. Heidelberger Druckmaschinen's EBITDA was down 27.9% to €414 million. The operating result was more than halved compared with the previous year. It dropped to € 158 million. This was the result of idle capacity that went hand-in-hand with the fact that none of the areas were able to earn back their costs. Heidelberg produced a ROCE of 7.5%, which fell clearly short of covering capital costs. At -€ 225 million, added value was considerably down year-on-year.

Cost-cutting program initiated
In response to the persistently weak demand, in September 2002, Heidelberger Druckmaschinen initiated a comprehensive program to enhance efficiency and cut costs sustainably, which is to take full effect in Heidelberg's 2003/04 financial year. The program is to achieve some € 200 million in annual savings. It will focus on optimizing production processes as well as relocations. Within the scope of the restructurings, Heidelberg intends to reduce its labor force at home and abroad by a total of 2,200 positions.

Capital expenditure matches year-earlier level
At € 365 million, spending hovered around the previous year's level. Lower spending on property, plant and equipment was compensated by higher investments in financial assets. Heidelberg spent a large portion of the funds on innovations in the field of digital and offset printing. Some 8% of sales was spent on research and development.

Outlook

Results contributed by our non-core businesses will decrease even further. We expect earnings at HOCHTIEF, our construction subsidiary consolidated at equity, to be stable, but Heidelberg's operating result in RWE's current fiscal year is likely to fall even farther below the figure recorded in 2002. The printing press manufacturer anticipates continued, significant weakness in order intake. Although a substantial portion of the savings achieved by the cost-cutting program will be realized in 2003, this will not suffice to offset the cyclically-induced earnings shortfalls.

We expect our non-core businesses to record a further drop in earnings in 2003.








102–170



Consolidated Financial Statements

other Group companies	€ million	528
	€ million	**24,325**
	€ million	4,146
g result	€ million	2,760

Consolidated Income Statement for the year ended December 31, 2002

€ million	Note	2002	2001 TFY[1]
Revenue	(1)	**46,633**	**31,832**
Discontinuing operations		(7,682)	(-)
Mineral oil tax/natural gas tax/electricity tax	(2)	3,146	3,281
_*Discontinuing operations*		(2,341)	(-)
Revenue (without mineral oil tax/natural gas tax/electricity tax)		**43,487**	**28,551**
Changes in finished goods and work in progress		28	206
Other own work capitalized		335	225
Other operating income	(3)	4,364	1,710
Cost of materials	(4)	24,446	18,434
Staff costs	(5)	7,527	4,745
Depreciation, amortization, and impairment losses	(6)	4,044	1,837
_Goodwill amortization		(780)	(238)
Other operating expenses	(7)	7,397	3,924
Income from operating activities		**4,800**	**1,752**
Income from investments[2]	(8)	554	312
		5,354	**2,064**
Financial result	(9)	- 2,632	- 921
Income before tax		**2,722**	**1,143**
Discontinuing operations		(867)	(-)
Taxes on income	(10)	1,367	339
_*Discontinuing operations*		(98)	(-)
Income after tax		**1,355**	**804**
_Discontinuing operations		(769)	(-)
Minority interest		305	183
Net income		**1,050**	**621**
_Discontinuing operations		(769)	(-)
Earnings per share (€)	(21)	1.87	1.10
_Discontinuing operations (€)		(1.37)	(-)

[1] TFY = Truncated fiscal year (July 1 through December 31, 2001).
[2] € 141 million of which is income from financial investments accounted for under the equity method (previous year: - € 23 million).

Consolidated Balance Sheet as at December 31, 2002

Assets

€ million	Note	**12/31/02**	**12/31/01**
Non-current assets	(11)		
Intangible assets		18,518	8,502
Proberty, plant and equipment		33,779	32,310
Financial assets[1]		9,280	8,370
		61,577	**49,182**
Current assets			
Inventories	(12)	3,505	3,643
Accounts receivable and other assets	(13)	16,371	15,244
Marketable securities	(14)	8,459	10,611
Cash and cash equivalents	(15)	2,143	3,842
		30,478	**33,340**
Deferred taxes	(16)	**7,593**	**8,399**
Prepaid expenses		**625**	**528**
		100,273	**91,449**

Equity and Liabilities

€ million	Note	**12/31/02**	**12/31/01**
Equity/Minority interest	(17)		
Group interest		6,429	7,730
Minority interest		2,495	3,399
		8,924	**11,129**
Provisions	(18)	**40,187**	**40,383**
Liabilities[2]	(19)	**41,140**	**30,535**
Deferred taxes	(16)	**6,566**	**6,206**
Deferred income	(20)	**3,456**	**3,196**
		100,273	**91,449**

[1] Include €4,030 million in financial assets accounted for using the equity method (previous year: €4,614 million).
[2] Include €23,935 million in long-term interest-bearing liabilities (previous year: €11,408 million).

Consolidated Cash Flow Statement for the year ended December 31, 2002

€ million	cf. Notes (25)	2002	2001 TFY
Income after tax		**1,355**	**804**
Depreciation, amortization, impairment losses, write-backs		4,227	1,801
Changes in long-term provisions		304	- 189
Changes in deferred taxes		- 70	- 179
Other non-cash items (mainly equity accounting method and result of non-current asset disposals)		- 1,236	- 502
Changes in working capital		1,116	- 698
Changes in other balance sheet items		237	- 16
Cash flows from operating activities		**5,933**	**1,021**
_Discontinuing operations		(300)	(-)
Intangible assets/property, plant and equipment			
_Capital expenditure		- 4,095	- 2,295
_Proceeds from sale of assets		594	297
Acquisitions, investments and loans to associates and other investments			
_Capital expenditure		- 12,890	- 1,411
_Proceeds from sale of assets/divestitures		1,614	630
Changes in marketable securities and cash investments		254	- 1,340
Cash flows from investing activities		**- 14,523**	**- 4,119**
_Discontinuing operations		(- 318)	(-)
Capital contribution to RWE AG and share of minority interests in capital contributions to subsidiaries and share buybacks of RWE Group companies		-	4
Dividends paid to RWE shareholders and minority interests		- 838	- 236
Issuance of financial liabilities		14,036	6,956
Repayment of financial liabilities		- 6,136	- 3,615
Cash flows from financing activities		**7,062**	**3,109**
_Discontinuing operations		(- 42)	(-)
Net change in cash and cash equivalents		- 1,528	11
Effects of exchange rate changes and other changes in value		- 86	- 27
Effects of changes in the scope of consolidation		- 85	806
Total net change in cash and cash equivalents		**- 1,699**	**790**
Cash and cash equivalents at beginning of fiscal year		3,842	3,052
Cash and cash equivalents at end of fiscal year		**2,143**	**3,842**

Consolidated Statement of Changes in Equity and Minority Interest for the year ended December 31, 2002

€ million	Subscribed capital	Additional paid-in capital of RWE AG	Retained earnings	Accumulated other comprehensive income: Difference from foreign currency translation	Accumulated other comprehensive income: Marked-to-market valuation of financial instruments	Distributable profit	Group interest	Minority interest	Total
Balance as of 06/30/2001	1,459	1,269	4,182	130	-	281	7,321	3,522	10,843
Capital contributions								4	4
Dividends paid								- 236	- 236
Other comprehensive income				18	- 22		- 4	- 40	- 44
Income after tax			340			281	621	183	804
Other changes[1]			- 935		727		- 208	- 34	- 242
Balance as of 01/01/2002	1,459	1,269	3,587	148	705	562	7,730	3,399	11,129
Capital reduction	- 19	19					-		-
Dividends paid						- 562	- 562	- 276	- 838
Other comprehensive income				- 564	- 1,055		- 1,619	- 187	- 1,806
Income after tax			431			619	1,050	305	1,355
Other changes[2]			- 170				- 170	- 746	- 916
Balance as of 12/31/2002	**1,440**	**1,288**	**3,848**	**- 416**	**- 350**	**619**	**6,429**	**2,495**	**8,924**

[1] Other changes stem from the fair value measurement of financial instruments due to the first-time application of IAS 39.
[2] Other changes to retained earnings stem from accounting for HOCHTIEF using the equity method.

Statement by the Executive Board

The Executive Board of RWE AG is responsible for the completeness and accuracy of the consolidated financial statements and the review of group operations.

The consolidated financial statements for the period ended December 31, 2002 have been prepared in compliance with International Accounting Standards (IAS). They are in compliance with the 83/349/EEC Directive. The previous year's figures have been calculated according to the same principles. Pursuant to Section 292a, which was added to the German Commercial Code under the German Act to Facilitate the Raising of Capital, these IAS-compliant consolidated financial statements have an exempting effect. The regulations set forth in German Accounting Standard 1 have been complied with.

Internal control systems, the use of uniform directives throughout the Group, and our programs for basic and advanced staff training ensure that the consolidated financial statements and review of group operations are adequately prepared. Compliance with legal regulations, the internal guidelines as well as the reliability and viability of the control systems are continuously examined throughout the group.

In line with the requirements of the German Corporate Control and Transparency Act, our risk management system enables the Executive Board to identify potential risks at an early stage and initiate countermeasures, if necessary.

The consolidated financial statements, review of group operations and the report of independent auditors are discussed in detail by the Audit Committee and at the Supervisory Board's meeting on financial statements with the auditors present. The results of the Supervisory Board's examination have been included in the Report of the Supervisory Board (pages 8 to 11) of this annual report.

Essen, February 25, 2003

The Executive Board

Kuhnt Roels Klein Maichel Remmel Sturany Zilius

Pro-forma presentation

We adopted the calendar fiscal year as of January 1, 2002. Completing the transition required us to introduce a truncated fiscal year (TFY) covering the reporting period running from July 1 to December 31, 2001.

In the following pro-forma presentation, we compared the period under review with the equivalent prior-year period from January 1 to December 31, 2001 (pro-forma FY) that was not audited within the scope of an independent audit.

Consolidated Income Statement

€ million	2002	2001 pro forma
Revenue	**46,633**	**50,366**
_Discontinuing operations	(7,682)	(-)
Mineral oil tax/natural gas tax/electricity tax	3,146	6,396
_Discontinuing operations	(2,341)	(-)
Revenue (without mineral oil tax/ natural gas tax/electricity tax)	**43,487**	**43,970**
Changes in finished goods and work in progress/Other own work capitalized	363	397
Cost of materials	24,446	27,159
Staff costs	7,527	7,320
Depreciation and amortization	4,044	3,513
_Goodwill amortization	(780)	(449)
Other operating result	- 3,033	- 3,049
Income from operating activities	**4,800**	**3,326**
Income from investments	554	620
Financial result	- 2,632	- 1,752
Income before tax	**2,722**	**2,194**
_Discontinuing operations	(867)	(-)
Taxes on income	1,367	450
_Discontinuing operations	(98)	(-)
Income after tax	**1,355**	**1,744**
_Discontinuing operations	(769)	(-)
Minority interest	305	394
Net income	**1,050**	**1,350**
_Discontinuing operations	(769)	(-)

Comparability is limited especially due to the first-time consolidation of Transgas, the Czech regional utilities (from May 1, 2002 onwards) and Innogy (from June 1, 2002 onwards).

Consolidated Cash Flow Statement

€ million	2002	2001 pro forma[1]
Cash flows from operating activities	**5,933**	**4,034[2]**
_Discontinuing operations	(300)	(-)
Capital expenditure on intangible assets/property, plant and equipment	- 4,095	- 4,476
Capital expenditure on non-current financial assets	- 12,890	- 3,760
Proceeds from sale of property, plant and equipment and financial assets	2,208	2,453
Changes in marketable securities and cash investments	254	- 1,186
Cash flows from investing activities	**- 14,523**	**- 6,969**
_Discontinuing operations	(- 318)	(-)
Cash flows from financing activities	**7,062**	**2,762**
_Discontinuing operations	(- 42)	(-)
Other (currency translation adjustments, changes in the scope of consolidation)	- 171	2,211
Net change in cash and cash equivalents	**- 1,699**	**2,038**
Cash and cash equivalents at beginning of year	3,842	1,804
Cash and cash equivalents at end of year	**2,143**	**3,842**
Net financial debt at beginning of year	1,126	- 5,160
Net financial debt at end of year	**15,494**	**1,126**

[1] Reflects the four quarters published for 2001, without additional adjustments.
[2] Including additional adjustments, the adjusted cash flows from operating activities totaled € 3,560 million in the previous pro-forma year.

Segment reporting

	Core business							
	Electricity		Gas		Water		Environmental Services	
€ million	2002	2001 pro-forma	2002	2001 pro-forma	2002	2001 pro-forma	2002	2001 pro-forma
External revenue	23,797	19,168	5,666	3,724	2,850	2,746	2,136	2,055
Internal revenue	528	4,221	583	606	0	0	43	33
Total revenue	**24,325**	**23,389**	**6,249**	**4,330**	**2,850**	**2,746**	**2,179**	**2,088**
Operating result	**2,760**	**1,805**	**885**	**699**	**963**	**865**	**98**	**147**
EBITDA	**4,146**	**3,378**	**1,239**	**877**	**1,457**	**1,327**	**281**	**321**
Operating assets (as per the value management concept)	20,504	15,576	5,959	3,252	13,200	12,856	1,689	1,348
Capital expenditure on intangible assets and property, plant and equipment	1,915	1,798	564	396	1,123	959	161	266

Cash flows from operating activities rose to €5,933 million. Cash flows from investing activities totaled €14,523 million. Financial debt assumed to finance these capital expenditures resulted in €7,062 million in cash provided by financing activities. Cash and cash equivalents declined by €1,699 million.

Net financial debt increased by €14,368 million to €15,494 million in the fiscal year. This rise was primariy due to capital expenditures on property, plant and equipment and financial assets as well as the assumption of net financial debt from newly acquired companies. Cash provided by operating activities had the most significant counteractive effect.

Non-core business

Financial investments		Discontinuing operations RWE Dea Downstream		Other/holding/ consolidation		Group	
2002	**2001 pro-forma**	**2002**	**2001 pro-forma**	**2002**	**2001 pro-forma**	**2002**	**2001 pro-forma**
4,315	5,330	7,682	16,641	187	702	46,633	50,366
0	0	3	62	1,407	1,136	2,564	6,058
4,315	**5,330**	**7,685**	**16,703**	**1,594**	**1,838**	**49,197**	**56,424**
186	**371**	**- 6**	**392**	**- 382**	**- 371**	**4,504**	**3,908**
414	**574**	**52**	**525**	**- 348**	**- 212**	**7,241**	**6,790**
4,386	4,194	409	807	- 1,854	- 276	44,293	37,757
244	262	28	110	60	119	4,095	3,910

Earnings per share

		2002	2001 pro-forma FY
Net income	€ million	1,050	1,350
Number of shares outstanding (weighted average)	(thousands)	562,350	562,309
Earnings per share	€	1.87	2.40
_Discontinuing operations	€	(1.37)	(-)
Earnings per share before goodwill amortization	€	3.25	3.20
_Discontinuing operations	€	(1.38)	(-)

Commercial Income Statement

€ million	2002	2001 pro-forma
Income from operating activities	4,800	3,326
+ Income from investments	554	620
− Non-operating result	- 850	- 38
Operating result	4,504	3,908
Non-operating result	850	38
Financial result	- 2,632	- 1,752
Income before tax	2,722	2,194
_Discontinuing operations	(867)	(-)
Taxes on income	- 1,367	- 450
_Discontinuing operations	(- 98)	(-)
Income after tax	1,355	1,744
_Discontinuing operations	(769)	(-)
Minority interest	- 305	- 394
Net income	1,050	1,350

The reconciliation to the operating result concerns the following items:

Income from investments includes all expenses and income that have arisen in connection with operating investments. It thus constitutes an integral part of the Group's operating activity.

Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified as part of the non-operating result. In line with international practice, goodwill amortization from capital consolidation is stated as part of this item.

Because the HOCHTIEF Group (cf. commentary in the chapter on the scope of consolidation) is now accounted for using the equity method, the net income allocable to RWE is now stated as income from investments and disclosed as part of the operating result.

Basis of presentation

International Accounting Standards effective as of the balance-sheet date were applied when preparing the consolidated financial statements. Furthermore, the interpretations of the Standing Interpretations Committee (SIC)* have been applied.

A cash flow statement and a statement of changes in equity and minority interests have been disclosed in addition to the income statement and the balance sheet. Moreover, statements made in the notes to the financial statements include segment reporting.

Several balance sheet and income statement items have been combined in order to improve clarity. These items are stated and explained separately in the notes to the financial statements. The income statement has been prepared using the nature of expense method.

The consolidated financial statements have been prepared in euros. All amounts (unless specified otherwise) are stated in millions of euros (€ million).

* 167

The consolidated financial statements presented here cover the 2002 fiscal year on the basis of the reporting period from January 1 to December 31, 2002.

Figures from the truncated fiscal year from July 1 to December 31, 2001 are used as prior-year figures. This limits the extent to which the figures from the fiscal year can be compared against those from the previous year, especially with regard to the income and cash flow statements. We have prepared the comparable figures in the review of operations and the pro-forma presentation included in the notes to the financial statements to allow for a comparison between actual business developments for the periods from January 1 to December 31, 2002 and from January 1 to December 31, 2001 (cf. page 36 et seq. of the annual report).

Scope of consolidation

In addition to RWE AG, the consolidated financial statements, contain all domestic and foreign subsidiaries which RWE AG controls directly or indirectly. Material associates are accounted for using the equity method.

If investments in subsidiaries, joint ventures or associates are of secondary importance from a group perspective they are accounted for in compliance with IAS 39. Non-operating subsidiaries and those with small business volumes are generally not consolidated. Altogether, they account for less than 1% of consolidated, revenue and income. As a rule, subsidiaries reporting a net loss or a negative equity are fully consolidated.

Subsidiaries that have a different balance-sheet date prepare interim financial statements.

A collective listing of the Group's investments in accordance with Sec. 313, Para. 2, Nos. 1 to 4 and Para. 3 of the German Commercial Code (HGB) has been filed in the Commercial Register of the Essen District Court. Principal consolidated subsidiaries, enterprises accounted for using the equity method, and other investments are listed on pages 156 to 158.

Forty companies domiciled in Germany and 108 domiciled abroad were consolidated for the first time in the fiscal year. Two hundred and forty-nine companies, 199 of which are headquartered abroad, were excluded from the scope of consolidation. Twenty-three enterprises, three of which are based abroad, were merged. Seventy-four associated companies, including 56 abroad, were accounted for at equity for the first time. Sixty-seven enterprises, which had been accounted for under the equity method in the previous year, including 25 abroad, have been sold, merged, or fully consolidated. First-time consolidation and deconsolidation generally take place at the time of acquisition or sale of the shares concerned.

	German 12/31/02	Foreign 12/31/02	Total 12/31/02	Total 12/31/01
Fully consolidated companies	270	454	724	848
Investments accounted for using the equity method	144	101	245	238

As far as affiliates are concerned, the following share increases and acquisitions are particularly significant:

- Innogy Holdings plc, UK, acqusition of a 100.0% stake; € 5,056 million in acquisition costs; consolidated for the first time as of June 1, 2002. As a result of the first-time consolidation the purchase price exceeded the fair values of acquired assets and liabilities by € 7.8 billion that break down as follows:
  _ € 5.6 billion in goodwill
  _ € 3.2 billion from customer relationships
  _ € 1.0 billion in deferred tax liabilities

- Transgas a.s., Czech Republic; acquisition of a 97.0% stake; € 4,053 million in acquisition costs, including costs incurred for purchasing shares in eight regional utilities, six of which are majority interests of 50.1% to 58.1%, two of which are minority stakes of 49.2% and 46.9% (accounted for at equity) respectively; consolidated for the first time as of May 1, 2002

- Trienekens AG, Viersen, Germany; increased stake from 50.0% to 100.0%; subsequently merged into RWE Umwelt AG with economic effect as of January 1, 2002

- Obragas N.V., Netherlands; acquisition of a 90.1% stake; € 319 million in acquisition costs; consolidated for the first time as of July 1, 2002

- RWW Rheinisch-Westfälische Wasserwerksgesellschaft mbH, Mülheim on the Ruhr, Germany; increased stake by 65.5% to 79.8%, € 233 million in acquisition costs; consolidated for the first time as of April 1, 2002

- Highland Energy Holdings Ltd., UK (renamed RWE Dea UK Ltd); acquisition of a 100.0% stake; € 183 million in acquisition costs; consolidated for the first time as of January 1, 2002

- VSE AG, Saarbrücken, Germany, increased stake by 28.0% to 69.3%; € 119 million in acquisition costs; consolidated for the first time as of January 1, 2002

The 75% stake in Thyssengas was fully consolidated for the first time as of January 2002.

A total of € 10,119 million was used to acquire stakes in companies that were consolidated for the first time, which was paid in cash or cash equivalents. All in all, a net € 4,508 million in non-current assets, - € 1,944 million in current assets (including deferred taxes), - € 85 million in cash and cash equivalents as well as € 2,143 million in liabilities and provisions were assumed or transferred as a result of the acquisition and divestment of consolidated enterprises. Net financial debt assumed totaled € 4,557 million.

As regards companies accounted for at equity, the following share acquisitions should be highlighted:

- GEW RheinEnergie AG, Cologne, Germany; acquired a 20.0% stake; € 163 million in acquisition costs, including a capital increase

- China Water Company Ltd., China; acquisition of a 48.8% stake; € 71 million in acquisition costs

- Elettra GLLS P.A., Italy; acquisition of a 25.0% stake; € 69 million in acquisition costs, including a capital increase

- Niederrheinwerke GmbH, Viersen, Germany; acquisition of a 49.0% stake; € 64 million in acquisition costs

In 2003, we will fully consolidate the Polish-based electric utility STOEN, which was acquired by RWE Plus at the end of 2002. Effective January 1, 2002, the stake in HOCHTIEF directly held by RWE AG was reduced and the majority stake in the holding company Francommerz was given up. Since the preconditions for full consolidation were no longer met as a result of the transactions, HOCHTIEF has been accounted for at equity since January 1, 2002. Consequently, HOCHTIEF was only included in the operating result based on its prorated net income. HOCHTIEF appears under the segment entitled "financial investments" in segment reporting.

The following sales of shareholdings are noteworthy:

- Shell & DEA Oil GmbH, Hamburg (joint venture)

- Heidelberger Druckmaschinen AG, Heidelberg; shareholding reduced by 6.14%

Divested subsidiaries fetched a total selling price of € 232 million, which were paid in cash or cash equivalents. Information on the divestment of the shares in the Shell & DEA Oil joint venture is included below under "Discontinuing operations."

Discontinuing operations
The 50% stake in the Shell & DEA Oil GmbH joint venture was sold to our partner Shell as of July 1, 2002. Proceeds from the divestment totaled € 1,514 million. RWE Dea's downstream operations were transferred to this joint venture effective January 2, 2002. The RWE Dea Downstream segment, which exclusively included the joint venture, is disclosed as a discontinuing operation. Information on discontinuing operations and on key figures is stated separately in the income and cash flow statements.

The review of operations contains further information on major shareholding acquisitions and divestments.

Effects of changes in the scope of consolidation have been stated in the notes to the financial statements insofar as they are of particular importance.

Consolidation principles

The financial statements of German and foreign companies included in the scope of consolidation are prepared using uniform accounting policies.

Capital consolidation takes place by offsetting the investments' carrying amounts against the proportionate value of subsidiaries' equity that is revalued at their time of acquisition. Assets and liabilities are recognized at fair value. Remaining excess costs are capitalized as goodwill and—according to their future economic benefit—amortized over a period of up to 20 years, with an effect on results. Negative goodwill from first-time consolidations is also carried as an asset and released in accordance with IAS 22.61 to 22.63. Within the scope of deconsolidation, residual carrying amounts of goodwill and negative goodwill are taken into account when calculating income from disposals.

Expenses and income as well as receivables and payables between consolidated companies are eliminated. Intra-group profits and losses are eliminated unless they are of minor significance. As a general rule, the amortization of investments in consolidated enterprises disclosed in separate financial statements is reversed.

The Shell & DEA Oil joint venture's financial statements were included in RWE's consolidated financial statements pro-rata, according to the principles applied for subsidiaries.

The same consolidation principles apply to the joint ventures and investments in associates accounted for at equity, whereby recognized goodwill is reported on the balance sheet under investments and amortization is disclosed in income from investments accordingly. Uniform accounting principles have also been observed for the financial statements of all principal enterprises accounted for using the equity method.

Currency translation

Foreign-currency transactions disclosed in companies' separate financial statements are valued at the exchange rate valid when they are added to the books. Exchange rate gains and losses from the assessment of monetary assets or monetary liabilities in foreign currency occurring up to the balance-sheet date are included in income.

Functional currency translation is applied when converting the currencies of foreign companies' financial statements. In the consolidated financial statements, the balance-sheet items of all foreign companies are translated from the respective country's currency into euros at the average exchange rate prevailing on the balance-sheet date in compliance with official regulations, since principal foreign enterprises included in the consolidated financial statements conduct their business activities independently in their national currencies. When translating the adjusted equity of foreign enterprises accounted for under the equity method, the same procedure is followed. Differences to previous-year translations are netted out against other comprehensive income without an effect on profits or losses. Goodwill is translated at year end as an asset of the economically autonomous foreign sub-unit. Income and expense items are translated at annual average exchange rates. Annual financial statements of Group companies based in a country with hyperinflation are translated according to IAS 29.

The following exchange rates (among others) were used as a basis for currency translation:

	Average		Year end	
in €	2002	2001 TFY	12/31/02	12/31/01
1 US dollar	1.06	1.12	0.96	1.13
1 Pound Sterling	1.59	1.61	1.54	1.64
100 Czech kroners	3.25	2.99	3.18	3.13
100 Hungarian forints	0.41	0.40	0.42	0.41

Accounting policies

Intangible assets are accounted for at cost, less usage-induced amortization. Software for commercial and technical applications is amortized over three to five years using the straight-line method; concessions and other usage rights generally have useful lives of up to 20 years. Goodwill from separate financial statements is capitalized and amortized over its expected useful life using the straight-line method, as is goodwill from capital consolidation. Negative goodwill from capital consolidation is stated as an asset under intangible assets.

Development costs are recognized as assets if a newly developed product or process can be clearly identified, is technically feasible, and it is the company's intention to either use the product or process itself or market it. Furthermore, asset recognition requires that there be a sufficient level of certainty that the development costs will provide future cash inflows. Capitalized development costs are amortized over the time period during which the products are expected to be sold. Research costs are recognized as an expense.

Property, plant and equipment is stated at cost, less depreciation through use. The borrowing cost is not capitalized as part of the cost. Exploratory drillings are disclosed according to the successful efforts method, i.e. as a rule, they are capitalized only in the event of commercial success. As a rule, property, plant and equipment as well as mining developments are depreciated using the straight-line method unless another depreciation method is better suited to the usage pattern.

Investment property is measured at depreciated cost. The fair value of the Group's investment property is stated in the notes to the financial statements. It is determined using internationally accepted valuation principles, such as the discounted cash flow method, or derived from current market prices of comparable real estate.

The depreciation of property, plant and equipment is calculated according to the following useful lives, which apply throughout the Group:

	Years
Buildings	**12 - 80**
Technical plants	
Thermal power plants	15 - 20
Electricity networks	20 - 35
Water main networks	20 - 100
Gas and water storage facilities	20 - 100
Gas distribution facilities	14 - 20
Waste management facilities	6 - 15
Mining facilities	4 - 20, 25
Mechanical and electrical engineering facilities	4 - 15
Mine developments	**33, 35**
Wells owned by RWE Dea Upstream	**up to 28**

Property, plant and equipment held under a finance lease is capitalized at the lower of the fair value of the leased asset and the present value of the lease payments depreciated using the straight-line method over its expected useful life or lease term—whichever is shorter.

Recoverability of the carrying value of intangible assets (including capitalized development expenses and goodwill) as well as of property, plant and equipment is assessed on a regular basis. If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized. If the asset is part of a cash-generating unit, the impairment loss is calculated based on the value in use of the cash-generating unit. If the reason for an impairment loss recognized in prior years has ceased to exist, a write-back is performed. Goodwill is written back only in exceptional cases.

Shares of **associated companies accounted for at equity** are accounted for according to prorated equity plus goodwill.

Shares in non-consolidated affiliates, in associates not accounted for using the equity method, in other investments, and marketable securities held as non-current assets disclosed as **financial assets** are all classified as "available for sale." They are stated at fair value. They are valued on their settlement date. Unrealized gains and losses are stated as other comprehensive income. Gains and losses have an effect on net income at the time of sale. Impairment losses are recorded when creditworthiness worsens.

Loans originated by the company are stated at amortized cost. **Loans** with interest rates common in the market are shown on the balance sheet at nominal value; no or low interest-bearing loans are discounted to their present value.

Inventories are carried at cost. Assessment is generally based on average values. The overburden of lignite mining is determined according to the FIFO method. Production costs include full costs and are determined based on the production facilities' normal capacity. When broken down, in addition to directly allocable costs, production costs include adequate portions of required materials and production overheads, including production-related depreciation and pension benefit expenses. The borrowing cost is not capitalized as part of the cost. Inventory risks resulting from decreased usability are taken into account via appropriate value allowances. We disclose lower values at year end stemming from reduced net gains on disposals. If the net realizable value of inventories written down in earlier periods has increased, the resulting reversal of the write-down is recognized as a reduction of the cost of materials.

Prepayments received from customers are carried as liabilities.

Nuclear fuel assemblies shown under inventories are stated at depreciated cost. Depreciation is determined by operation and capacity based on consumption and the reactor's useful life, respectively.

Long-term construction contracts are recognized under the percentage of completion method. The capitalizable amount is disclosed under revenue and accounts receivable. The percentage of completion is determined according to the costs incurred (cost-to-cost method). Expected contract losses are covered by valuation allowances or provisions and are determined taking identifiable risks into account. Contract revenue comprises the amount of revenue agreed in the contract.

Accounts receivable and other assets are stated at acquisition cost after deducting necessary valuation allowances which are based on the actual default risk. Under accounts receivable for supplies and services from utilities, prepayments received are netted out against customer consumption which is yet to be metered and billed.

Current marketable securities are all classified as "available for sale" and are stated at fair value. This item is primarily composed of marketable securities held in special funds as well as fixed interest securities with a maturity more than three months from the date of acquisition. They are valued on their settlement date. Unrealized gains and losses are stated as other comprehensive income. Gains and losses have an effect on net income at the time of sale. Impairment losses are recorded when creditworthiness worsens.

Provisions (accrued liabilities) for pensions and similar obligations are calculated according to the projected unit credit method. This benefit/years-of-service method does not only take into account the pension benefits and benefit entitlements known as of the balance-sheet date, but also increases in salaries and pension benefits to be expected in the future. Actuarial gains and losses falling outside the limits of a 10% range of total benefit obligations are distributed over the average remaining working lives. The service cost is allocated to staff costs, and the interest accretion to provisions is allocated to the financial result.

All **other provisions (accrued liabilities)** take into account all obligations identifiable as of the balance-sheet date which result from previous transactions or events whose amount or due date is not certain. Provisions are carried at settlement amounts and are not offset against reimbursement claims. The most probable settlement value is used as a starting point. Provisions are only recognized when based on legal or de-facto obligations to third parties.

All long-term provisions are recognized at the settlement value that is discounted as of the balance-sheet date. The settlement value also includes the cost increases to be taken into account as of the balance-sheet date. Excluded from this are pension provisions for which special rules apply in accordance with IAS 19.

Deferred taxes resulting from temporary differences between the carrying amount in the separate financial statements and the tax base and from consolidation procedures are disclosed separately. Deferred tax assets also include tax reduction claims resulting from the expected utilization of existing loss carryforwards in subsequent years. They are capitalized when their realization is guaranteed with sufficient certainty. Deferred taxes are assessed based on tax rates that are applicable or expected in the individual countries at the time of realization. The taxation rate used to calculate German deferred taxes is 39.28%. The Group's average local business tax rate has been taken into account in addition to the 25% corporate income tax rate and the 5.5% solidarity surcharge.

Otherwise, tax regulations for calculating deferred taxes valid or adopted as of the balance-sheet date apply.

Liabilities are valued in the amount of the obligations. Liabilities from finance lease agreements are measured at the amount of the present value of the lease payments.

Advances and contributions in aid of construction and building connection that are carried on the liabilities side by the utilities as **deferred income** are amortized with an income effect over a period of 20 years, dependent on the contract, if necessary. Taxable subsidies and tax-free grants for non-current assets—which are usually issued by the government—are disclosed as deferred income on the balance sheet and recognized as other operating income in line with the assets' depreciation.

Derivative financial instruments are exclusively used for hedging purposes. All derivative financial instruments are accounted for as assets or liabilities. All derivative financial instruments are stated at fair value regardless of their purpose.

If the conditions of a fair value hedge are met, changes in the fair valuation of hedging instruments as well as of the hedged item are recognized in the income statement. The gains and losses from the fair valuation of the hedging instrument are allocated to the same line item of the income statement as those of the related hedged item.

If a cash flow hedge or a hedge of a net investment in a foreign entity exists, unrealized gains and losses from the hedge are initially stated as part of other comprehensive income. Gains and losses are disclosed in the income statement as soon as the hedged underlying transaction has an effect on results. If the gain or loss on a hedge relates to the acquisition of an asset or a liability, the gain or loss on the hedge is taken into account when determining the acquisition costs and/or when stating the value of the liability.

The ineffective part of a hedging relationship is recognized with an effect on results in the income statement.

Contingent liabilities are possible or present obligations that arise from past events and for which an outflow of resources is not probable. They are not recorded on the balance sheet. The amounts disclosed are the amounts that would have to be paid to settle the obligation at the balance sheet date.

Notes to the Income Statement

(1) Revenue

Revenue is recorded once the risk has been transferred to the customer. This does not apply to contract revenue recognized under the percentage of completion method for long-term construction contracts. Mineral oil tax/natural gas tax/electricity tax paid directly by Group companies are disclosed separately.

To improve the presentation of the business development, revenue generated by energy trading operations is stated as net figures for the first time. This means that revenue now only reflects realized gross margins. The previous year's figures have been adjusted. Furthermore, electricity, gas, coal and oil transactions that are subject to physical settlement are stated as gross figures. Energy trading revenue is generated by RWE Trading and Innogy. In fiscal 2002, gross revenue (including energy trading revenue) amounted to €55,520 million (previous year: €33,301 million).

The segment reporting on pages 148 and 149 contains a breakdown by business area and geographic region. Of the €46,633 million in revenue (previous year: €31,832 million), €28 million (previous year: €6,106 million) are attributable to revenue from construction contracts, while €301 million are attributable to the change in the scope of consolidation.

(2) Mineral oil tax/natural gas tax/ electricity tax

Mineral oil tax/natural gas tax/electricity tax are the taxes paid directly by Group companies.

(3) Other operating income

The following table summarizes the other operating income:

€ million	2002	2001 TFY
Reversal of unused provisions	1,559	355
Disposal of non-current assets excluding financial assets	226	111
Disposal and write-back of current assets excluding marketable securities	91	38
Derivative financial transactions	366	1
Currency gains	316	62
Other	1,806	1,143
	4,364	**1,710**

Results from derivative energy trading activities is stated in net amounts. The previous year's figure has been adjusted.

Income from the disposal of financial assets is disclosed under income from investments if it relates to investments; otherwise, it is recorded as part of the financial result, as is the income from the disposal of current marketable securities.

Currency gains are contrasted against currency losses that are disclosed under other operating expenses.

The change in the scope of consolidation caused other operating income to increase by €12 million.



(4) Cost of materials

€ million	2002	2001 TFY
Cost of raw materials and of goods for resale	19,739	12,301
Costs of purchased services	4,707	6,133
	24,446	**18,434**

The cost of raw materials also contains transfers to provisions for the management of spent nuclear fuel assemblies, € 123 million (previous year: € 57 million) in amounts written off for nuclear fuel assemblies, and € 77 million (previous year: € 42 million) in taxes paid for RWE-Dea Upstream's foreign production companies. A total of € 8,887 million in material costs (previous year: € 1,469 million) were netted out against energy trading revenue. Due to the change in the scope of consolidation, the cost of materials decreased by € 455 million.

(5) Staff costs

€ million	2002	2001 TFY
Wages and salaries	6,091	3,909
Cost of social security, pensions, and other benefits	1,436	836
	7,527	**4,745**

The cost of pension benefits is € 297 million (previous year: € 241 million); this figure consists mainly of € 196 million in benefits earned in the fiscal year (previous year: € 123 million) as well as adjustments for past service costs in the amount of € 18 million and recognized actuarial losses of € 9 million.

Employee equivalents include full-time staff members at 100%, whereas part-time and fixed-term employees are included on a prorated basis in accordance with the extent of their part-time work or their duration of employment.

Annual average employee equivalents	2002	2001 TFY
Wage earners	53,326	72,587
Salaried staff	74,852	84,368
	128,178	**156,955**
_Part-time and fixed-term employees	(6,996)	(7,640)
Trainees	4,429	5,385
	132,607	**162,340**

Consolidation effects caused staff costs to decrease by € 322 million.

(6) Depreciation, amortization, impairment losses

Depreciation and impairment losses on property, plant and equipment amounted to € 2,938 million (previous year: € 1,504 million); amortization and impairment losses on intangible assets to € 1,106 million (previous year: € 333 million); € 780 million of this (previous year: € 238 million) are related to goodwill from capital consolidation and € 95 million are related to customer relationships valued in connection with the acquisition of Innogy. Impairment losses on goodwill are recognized in compliance with IAS 36 and amounted to € 59 million. Other impairment losses amount to € 243 million (previous year: € 58 million). They primarily relate to plants in the electricity business area, changes in the scope of consolidation account for €451 million of this line item.

(7) Other operating expenses

Other operating expenses consist of:

€ million	2002	2001 TFY
Concessions and other contractual obligations	523	258
Disposal of non-current assets without financial assets	87	43
Research and development	52	33
Transfers to provisions for nuclear waste management as well as for mining damage and reclamation unless they concern the interest portions of transfers to provisions disclosed under the financial result	36	35
Disposal of current assets and decreases in values excluding inventories and marketable securities	388	234
Derivative financial transactions	127	16
Maintenance and renewal obligations	527	326
Insurance, commissions, freight and similar revenue costs	436	307
Lease payments for plants and networks as well as rent	392	255
Advertising	203	123
Currency losses	259	69
Other taxes, primarily on property	100	50
Other	4,267	2,175
	7,397	**3,924**

Results of derivative energy trading activities are stated in net amounts. The previous year's figure has been adjusted.

Other operating expenses essentially include administrative expenses and other general expenses on membership fees, travel and information processing.

Changes in the scope of consolidation account for € 300 million.

(8) Income from investments

Income from investments contains profit contributions from operating investments. They represent almost all interests held in unconsolidated enterprises, including associates. The business activities of these investments are closely linked to the performance of fully consolidated enterprises. Income from investments includes all income and expenses which have arisen in connection with these investments.

€ million	2002	2001 TFY
Income from profit- and loss-pooling agreements	21	10
Expenses from profit- and loss-pooling agreements	- 15	- 24
Income from investments		
_from unconsolidated subsidiaries	103	10
_from associates accounted for using the equity method	494	5
_from other investments	63	36
	660	**51**
_of which corporate income tax imputation credit	(4)	(16)
Income from the disposal of investments	423	327
Expenses from the disposal of investments	- 104	- 2
Amortization and impairment losses on investments	- 440	- 56
_of which amortization of shares in companies accounted for at equity	(- 230)	(-)
_of which amortization of goodwill of companies accounted for at equity	(- 123)	(- 33)
_of which relating to unconsolidated subsidiaries	(- 14)	(- 8)
Income from loans to investments	18	8
Expenses from loans to investments	- 6	- 2
Other	- 3	0
Income from investments	**554**	**312**

Impairment losses on financial assets included in income from investments amounted to €92 million (previous year: €25 million); €4 million thereof are accounted for by loans to investments (previous year: €2 million). Changes in the scope of consolidation increased income from investments by €45 million.

(9) Financial result

Profit contributions included in the financial result are non-operating. The financial result breaks down into three components: "net interest," "interest accretion to provisions," and "other financial result."

€ million	2002	2001 TFY
Interest and similar income	1,305	572
of which from unconsolidated subsidiaries	(10)	(4)
Interest and similar expenses	- 1,949	- 789
of which relating to unconsolidated subsidiaries	(- 29)	(- 7)
Net interest	**- 644**	**- 217**
Interest accretion to provisions for pensions and similar obligations	- 723	- 379
Interest accretion to provisions for nuclear waste management as well as to mining provisions	- 601	- 331
Interest accretion to other provisions	- 278	- 84
Interest accretion to provisions	**- 1,602**	**- 794**
Other financial income	473	277
Other financial expenses	- 859	- 187
Other financial result	**- 386**	**90**
Financial result	**- 2,632**	**- 921**

Net interest includes interest income from interest-bearing marketable securities and loans as well as all expenses and income relating to current marketable securities and all interest expenses. Net interest also includes all prorated profits and dividends from marketable securities held as non-current and current assets.

Interest accretions to provisions contain the reversal allocable to the current year of the discounting of long-term provisions due to the annual update of the present value calculation.

The other financial result contains all other financial income and financial expenses which cannot be allocated to the net interest or to the interest accretion to provisions. Among other things, financial income includes € 139 million in gains realized from the disposal of marketable securities. Other financial expenses include impairment losses of loans and marketable securities in the amount of € 142 million (previous year: € 6 million) and € 340 million in losses realized from the disposal of marketable securities, essentially due to long-term changes in fair values. Changes in the scope of consolidation reduced the financial result by € 19 million.

(10) Taxes on income

€ million	2002	2001 TFY
Current taxes on income	1,437	518
Deferred taxes	- 70	- 179
	1,367	**339**

On balance, current taxes on income contain €40 million in tax back payments (previous year: tax refund of € 19 million) relating to prior periods.

Changes in tax rates led to a deferred tax income of € 19 million. German deferred taxes are calculated using a tax rate of 39.28%. Due to the German law for solidarity with flooding victims that came into force in September 2002, the corporate tax rate rose exclusively for the 2003 fiscal year from 25% to 26.5%. The average tax rate used to calculate deferred taxes was unchanged. By consequence, there are no related changes in the valuation of deferred taxes whose inverse effects will occur in 2003. Due to tax loss carryforwards unrecognized in prior years, current taxes on income were reduced by € 169 million (previous year: € 101 million). Deferred tax expenses decreased by € 27 million (previous year: € 18 million) due to previously unrecognized tax loss carryforwards that are to be reassessed.

The income tax expense is derived from the theoretical tax expense. A tax rate of 39.28% (previous year: 39.03%) is applied to income before tax.

€ million	2002	2001 TFY
Income before tax	**2,722**	**1,143**
Theoretical tax expense	**1,069**	**446**
Differences from foreign tax rates	– 42	– 25
Tax effects on		
_tax-free domestic income	– 204	– 9
_tax-free foreign income	– 28	– 6
_other tax-free income	– 28	– 16
_expenses not deductible for tax purposes	91	47
_amortization of goodwill from capital consolidation	306	93
_accounting for associates using the equity method (including amortization of associates' goodwill)	165	– 9
_unrecognizable loss carryforwards and/or the recognition of loss carryforwards	643	– 92
_tax-free disposals of investments	– 577	– 143
_Other	– 28	53
Effective tax expense	**1,367**	**339**
Effective tax rate in %	50.2	29.7

Notes to the Balance Sheet

(11) Non-current assets

An analysis and description of the movements of non-current asset items summarized in the balance sheet for the period under review is provided on pages 128 and 129.

In the year under review, goodwill rose by € 8.0 billion primarily due to the acquisition of Transgas and Innogy. € 5.6 billion thereof are allocable to Innogy, while € 1.5 billion are attributable to Transgas. Innogy's customer relationships were valued at € 3.2 billion.

In the year under review, a total of €435 million (previous year: € 325 million) was spent on research and development. Development costs of € 84 million (previous year: € 22 million) were capitalized.

Investment property is all property held to earn rental income or for capital appreciation rather than for use in the production or for administrative purposes. This property is measured at depreciated cost. Depreciable investment property is depreciated over 12 to 80 years using the straight-line method. Its fair value is € 893 million (previous year: € 1,183 million). Fair values are determined using internationally accepted valuation methods such as the discounted cash flow method, or derived from current market prices of comparable real estate. € 72 million of the fair value (previous year: € 27 million) are based on a valuation made by independent appraisers. Rental income generated in the reporting period amounted to € 62 million (previous year: € 49 million). Direct operating expenses totaled € 17 million (previous year: € 11 million).

€ 362 million in property, plant and equipment, € 5 million of which is investment property (previous year: € 331 million, of which € 75 million was investment property) are subject to restrictions on disposal in the form of mortgages and collateral assignments. Of the carrying amount of property, plant and equipment, € 923 million (previous year: € 408 million) are attributable to assets leased under finance leases. Disposals of property, plant and equipment resulted from the sale, dismantling, and decommissioning of plants.

Additions to financial assets, excluding marketable securities, other loans the equity value adjustment and the fair valuation of shares in affiliated companies and other investments, total € 12,890 million (previous year: € 1,411 million) and reflect € 10,722 million in acquisitions made in the period under review (previous year: € 655 million) as well as capital contributions and loans to subsidiaries and investees. The additions to non-current marketable securities and to loans as well as the additions from applying the equity method and measurement at fair value amount to € 1,708 million (previous year: €486 million).

Non-current marketable securities are predominantly fixed-interest marketable securities and shares of public companies. They are not subject to any restrictions on disposal. They all belong to the class of marketable securities designated "available for sale" and are measured at fair value.

Roll-forward of Non-current Assets

€ million	Cost						
	Balance as of 01/01/02	Additions/ disposals through changes in scope of cons.	Additions	Transfers	Currency trans-lation adjust-ments	Disposals	Balance as of 12/31/02
Intangible assets							
Development costs	143	- 8	84	- 3	- 12		204
Concessions, patent rights and similar rights and assets as well as licenses in such rights and assets	1,852	3,416	253	- 5	- 146	68	5,302
Goodwill							
_from individual financial statements	238	108	12	24	- 6	40	336
_from capital consolidation	8,397	8,033	4	- 1	- 680	75	15,678
Negative goodwill from capital consolidation	- 4	- 13				- 10	- 7
Prepayments	23		19	- 17		2	23
	10,649	**11,536**	**372**	**- 2**	**- 844**	**175**	**21,536**
Property, plant and equipment							
Land, land rights and buildings including buildings on third-party land	16,413	- 234	554	0	- 909	161	15,663
Investment property	1,201	- 371	19	59	- 3	12	893
Technical plant and machinery	60,990	2,540	2,035	953	- 926	845	64,747
Other equipment, factory and office equipment	5,926	339	465	165	- 396	279	6,220
Prepayments to other enterprises	550	6	80	- 534	0	13	89
Plants under construction	1,039	336	570	- 642	- 56	221	1,026
	86,119	**2,616**	**3,723**	**1**	**- 2,290**	**1,531**	**88,638**
Financial assets							
Investments in affiliates	557	- 10,143	11,292[2]	1	1	605[2]	1,103
Loans to affiliates	51	3	10	0		10	54
Investments							
_in associated companies accounted for using the equity method	4,846	- 566	831[1]	0	- 123	433[1]	4,555
_other investments	1,335	- 302	285[3]	- 101	- 1	494[3]	722
Loans to investments	309	- 35	693	- 31	- 8	82	846
Long-term marketable securities	669	21	39	- 9	- 1	117	602
Other loans	1,105	37	1,448	30	- 16	271	2,333
	8,872	**-10,985**	**14,598**	**- 110**	**- 148**	**2,012**	**10,215**
Total non-current assets	**105,640**	**3,167**	**18,693**	**- 111**	**- 3,282**	**3,718**	**120,389**

[1] €209 million of the additions and €276 million of the disposals result from applying the equity method.
[2] €10 million of the additions and €5 million of the disposals result from the fair valuation pursuant to IAS 39.
[3] €2 million of the additions and €43 million of the disposals result from the fair valuation pursuant to IAS 39.

Accumulated depreciation/amortization/impairment losses								Carrying amounts	
Balance as of 01/01/02	Additions/ disposals through changes in scope of cons.	Deprecia-tion/ amorti-zation/im-pairment losses in reporting period	Transfers	Currency trans-lation adust-ments	Disposals	Write-backs	Balance as of 12/31/02	Balance as of 12/31/02	Balance as of 12/31/02
33	1	23		– 2			55	149	110
1,225	– 21	253	– 8	– 7	39	0	1,403	3,899	627
117	0	49	9	– 3	38		134	202	121
768	– 39	780	0	– 35	48		1,426	14,252	7,629
								– 7	– 4
4		1	– 3		2			23	19
2,147	**– 59**	**1,106**	**– 2**	**– 47**	**127**	**0**	**3,018**	**18,518**	**8,502**
6,334	– 289	641	– 90	– 290	18	3	6,285	9,378	10,079
419	– 136	33	– 3	0	5	0	308	585	782
42,731	176	1,702	– 6	– 230	664	1	43,708	21,039	18,259
4,282	223	559	122	– 242	408		4,536	1,684	1,644
1	– 1	0			0			89	549
42	0	3	– 21	0	2		22	1,004	997
53,809	**– 27**	**2,938**	**2**	**– 762**	**1,097**	**4**	**54,859**	**33,779**	**32,310**
218	19	14			10	4	237	866	339
9	2	1			0		12	42	42
232	– 54	353		– 1	5		525	4,030	4,614
34	– 48	73			6		53	669	1,301
3	– 1	4				1	5	841	306
3	1	7			0	2	9	593	666
3	– 4	95			0	0	94	2,239	1,102
502	**– 85**	**547**		**– 1**	**21**	**7**	**935**	**9,280**	**8,370**
56,458	**– 171**	**4,591**	**0**	**– 810**	**1,245**	**11**	**58,812**	**61,577**	**49,182**

(12) Inventories

€ million	12/31/02	12/31/01
Nuclear fuel assemblies	205	198
Preliminary overburden of lignite mining	1	11
Raw materials	1,306	1,176
Work in progress – goods	617	689
Work in progress – services	210	234
Finished goods and goods for resale	1,110	1,266
Prepayments	56	69
	3,505	**3,643**

Due to changes in the scope of consolidation, inventories increased by € 8 million. € 117 million (previous year: € 368 million) of the total amount of inventories recognized as of December 31, 2002 are carried at their net realizable value.

Inventories are not subject to restrictions on disposal, and there are no further burdens.

(13) Accounts receivable and other assets

€ million	12/31/02	Thereof RT*>1 year	12/31/01	Thereof RT*>1 year
Trade accounts receivable				
_from Percentage of Completion (PoC)	2		816	
_other	7,201		7,007	
	7,203	24	7,823	129
Accounts receivable from affiliated companies	378	16	214	5
Accounts receivable from other investments	681	1	1,413	3
Other assets	8,109	1,423	5,794	1,266
	16,371	**1,464**	**15,244**	**1,403**

*RT = remaining term.

Due to changes in the scope of consolidation, accounts receivable and other assets decreased by €675 million. €43 million (previous year: €77 million) of accounts receivable from affiliates and €515 million (previous year: €744 million) of accounts receivable from other investments were attributable to trade transactions.

Expenses and profit contributions totaling €121 million (previous year: €2,161 million) were capitalized for construction contracts. In the fiscal year, prepayments in the amount of €119 million (previous year: €1,345 million) were collected for construction contracts. A profit of €10 million (previous year: €78 million) was earned on construction contracts.

Other assets include:

- €2,491 million in derivative financial instruments (previous year: €1,087 million)
- €246 million in loans (previous year: €212 million)
- €614 million in tax refund claims (previous year: €753 million)
- €129 million in deferred interest (previous year: €158 million)
- €841 million in receivables from revenue financing provided by Heidelberger Druckmaschinen (previous year: €905 million)
- €552 million in foreign plan assets (previous year: €385 million)
- €346 million in prepayments made for purposes other than inventories (previous year: €232 million)
- €47 million in receivables from investment grants and subsidies (previous year: €61 million)

Other assets contain lease payments receivable from finance lease agreements of Heidelberger Druckmaschinen. Printing machines and systems are held under these long-term lease agreements.

Lease agreements are based on the following parameters:

€ million	12/31/02	12/31/01
Total of lease payments	110	242
Lease payments already received	- 3	- 71
Interest share of lease payments outstanding	- 2	- 25
Present value of lease payments outstanding (carrying value)	**105**	**146**

The present value of lease payments outstanding can be broken down as follows:

€ million	12/31/02	12/31/01
Due within 1 year	19	26
Due within 1-5 years	69	86
Due after 5 years	17	34
	105	**146**

(14) Marketable securities

Current marketable securities amount to €8,459 million (previous year: €10,611 million) and primarily include marketable securities in special funds as well as fixed-interest marketable securities with a maturity of more than three months from the date of acquisition.

(15) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and fixed-interest marktetable securities with a maturity of three months or less from the date of acquisition. The total amount of cash and cash equivalents corresponds to the amount of cash and cash equivalents disclosed in the cash flow statement.

Cash and cash equivalents break down as follows:

€ million	12/31/02	12/31/01
Cash	1,673	3,446
Marketable securities (maturity three months or less from the date of acquisition)	470	396
	2,143	**3,842**

(16) Deferred taxes

Deferred tax assets and liabilities amounted to € 7,593 million and € 6,566 million respectively (previous year: € 8,399 million and € 6,206 million respectively) and primarily relate to measurement differences to the tax bases.

The following is a breakdown of deferred tax assets and liabilities by balance sheet item:

	12/31/02		12/31/01	
€ million	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Non-current assets	335	4,512	486	3,299
Current assets and other assets	224	979	281	1,454
Exceptional tax items	–	758	–	919
Provisions for pensions	1,783	69	2,029	72
Other provisions	3,718	214	3,745	368
Other liabilities	1,203	34	1,112	94
	7,263	**6,566**	**7,653**	**6,206**
Tax loss carryforwards	330	–	746	–
Total	**7,593**	**6,566**	**8,399**	**6,206**

Total deferred tax assets include the following capitalized tax reduction claims which result from the expected utilization of previously unused tax loss carryforwards in subsequent years:

€ million	12/31/02	12/31/01
Corporate income tax (or comparable foreign income tax)	318	351
Trade tax	12	395
	330	**746**

The realization of these tax loss carryforwards is guaranteed with sufficient certainty. There are € 2,121 million in corporate income tax loss carryforwards and € 5,390 million in trade tax loss carryforwards for which no deferred tax claims have been recognized (previous year: € 1,670 million and € 1,046 million respectively).
The balance of corporate income tax reductions and increases related to future disbursements amounted to € 996 million as of December 31, 2002. These corporate income tax reductions and increases can occur or can be utilized until 2015 as a result of the German Tax Reduction Act, which came into force in October 2000.

In the year under review, - € 8 million in deferred taxes (previous year: + € 3 million) arising from the translation of foreign financial statements and + € 47 million (previous year: + € 74 million) from the valuation of financial instruments without effect on net income were offset against equity.

(17) Equity/minority interest

A breakdown of equity and the minority interest is shown on page 107.

Pursuant to the resolution passed by the Annual General Meeting on June 6, 2002, the Executive Board was authorized to purchase up to 57,000,000 shares of any class in RWE until December 5, 2003. Own shares held in the previous year were appropriated in line with the capital decrease which became effective per the Executive Board resolution of July 2, 2002.

Subscribed capital breaks down as follows:

	12/31/02 Number of shares '000	%	12/31/01 Number of shares '000	%	12/31/02 € million	12/31/01 € million
Common shares	523,405	93.1	531,000	93.2	1,340	1,359
Preferred shares	39,000	6.9	39,000	6.8	100	100
	562,405	**100.0**	**570,000**	**100.0**	**1,440**	**1,459**

Subscribed capital and the additional paid-in capital relate to RWE AG. Common and preferred shares are no-par value bearer share certificates.

Stock option plans
Contingent capital in the amount of € 51,200,000 is available to offer subscription rights for common shares in the name of the bearer to members of the Executive Board and to other RWE AG executives and affiliated companies.

The Executive Board of RWE AG has been authorized to issue non-transferable subscription rights to a total of up to 20,000,000 common shares to the aforementioned persons up to the end of the day on March 8, 2004. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The following options have been issued so far:

	Originally issued	Balance as of 12/31/01	Expired in 2002	Balance as of 12/31/02
1999 tranche	1,935,800	1,441,600	- 122,300	1,319,300
2000 tranche	4,336,500	3,366,000	- 383,000	2,983,000
2001 tranche	5,222,300	4,849,600	- 395,500	4,454,100
2001 A tranche	5,262,300	5,189,800	- 371,300	4,818,500
	16,756,900	**14,847,000**	**- 1,272,100**	**13,574,900**

The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6% annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be used for already existing common shares instead of new shares from contingent capital or that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

In the 2002 fiscal year, a long-term incentive plan (LTIP) was introduced for Executive Board members and other executives of RWE AG, and subordinate domestic and foreign affiliates, based on stock appreciation rights (SARs), in line with a resolution passed by the Supervisory Board.

There is a two-year waiting period for the SARs which have a term of five years after their respective issue.

5,950,350 stock options were issued in the fiscal fiscal year for the first time. 5,945,350 of them remained as of the balance-sheet date.

SARs can be exercised only if the common share price has risen by at least 10% before the exercise date (absolute performance) and has outperformed in the same period the Dow Jones STOXX Utility Price Index on ten consecutive days (relative performance). The relative success hurdle does not apply if the common share price increases by at least 20%.

SARs can be exercised daily after expiry of the waiting period and once the aforementioned performance targets have been hit, except during short blocking periods prior to the publication of corporate data. The number of exercisable SARs is determined by the extent to which the common share has risen over the exercise price established when the SARs were issued. If the common share price increases by 20%, all SARs can be exercised; an increase of 15% enables the exercise of 60%, and an increase of 10% enables the exercise of 25% of the SARs. Whenever SARs are exercised, the issuing company pays the difference between the current share price and the exercise price. The sum is limited to 50% of the exercise price.

The LTIP's exercise conditions stipulate that common shares may be given instead of cash to pay out gains on the exercise of SARs. If the persons holding stock options are not employed by RWE AG, expenses associated with the exercise are borne by the respective Group company.

Under the employee stock option plan, eligible staff members were granted up to three non-transferable stock options to each common share of RWE AG for each employee share purchased.

The following stock options with a term of three years have been issued so far:

	Originally issued	Balance as of 12/31/01	Expired in 2002	Balance as of 12/31/02
1999 tranche	1,445,040	1,119,972	- 1,119,972	-
2000 tranche	1,476,366	1,225,500	- 167,303	1,058,197
2001 tranche	735,274	708,367	- 75,459	632,908
2001 A tranche	533,570	533,111	- 66,231	466,880
	4,190,250	**3,586,950**	**-1,428,965**	**2,157,985**

The stock options can be exercised if the common share's quoted market price has risen to at least 110% of the initial price set. Employees can then either purchase existing common shares at a reduced price or be paid out the difference. The capital gain is limited to 20% of the initial price.

Commitments arising from the stock option plans and the LTIP are accrued over their terms to maturity. Commitments arising from the stock option plans are stated at the intrinsic value valid as of the balance-sheet date, while taking fluctuation discounts into consideration, whereas commitments arising from the LTIP are stated at the fair value valid as of the balance-sheet date, also taking fluctuation discounts into consideration.

Thames Water Plc introduced an employee stock ownership plan that enables entitled employees to save a maximum fixed sum of £100 per month over a period of three years to purchase RWE shares. RWE shares can be purchased between September 1, 2004 and February 28, 2005 at a 20% discount on the price quoted at the end of June 2001. Thames Water has collateralized the expected number of purchased shares through corresponding options with the same exercise price. The option price is deferred over the three-year duration of the employee stock ownership plan.

	Originally issued	Balance as of 12/31/01	Expired in 2002	Balance as of 12/31/02
2001 tranche	412,608	391,511	- 3,006	388,505
2002 tranche	280,307	-	-	280,307
	692,915	**391,511**	**- 3,006**	**668,812**

Entitled employees are tendered RWE shares within the scope of Thames Water Plc's long-term stock option plan. If Thames Water exceeds certain predetermined ROCE targets, Thames Water pays an agreed sum into an independent trust that acquires the corresponding number of RWE shares and holds them for three years. The shares are issued to eligible employees on expiry of the three-year holding period. Provisions were recognized to cover the sums the trust is expected to receive.

Accumulated other comprehensive income is part of retained earnings and reflects changes in the fair values of financial instruments available for sale and of cash flow hedges as well as currency translation differences from foreign financial statements.

In the year under review, - €131 million in non-operating changes in fair values of cash flow hedges and - €618 million in financial instruments available for sale were disclosed under accumulated other comprehensive income. In the fiscal year, €7 million in cash flow hedges were realized as an expense and €313 million in financial instruments available for sale were realized as income.

Dividend proposal
We propose to the Annual General Meeting that RWE AG's distributable profit for fiscal 2002 be appropriated as follows:

Payment of a dividend of €1.00 and a bonus of €0.10 per individual share certificate on the dividend-bearing capital stock of

€1,439,756,800.00:	€618,645,500.00
Profit carryforward	€76,446.24
Distributable profit	**€618,721,946.24**

The minority interest shows the share ownership of third parties in Group enterprises. Above all, a minority interest is held in enviaM, Hungarian-based power utilities, Heidelberger Druckmaschinen, CONSOL Energy, and the Czech gas companies.

(18) Provisions

€ million	12/31/02	12/31/01
Provisions for pensions and similar obligations	13,376	13,915
Provisions for taxes	3,009	2,588
Provisions for nuclear waste management	10,859	11,518
less: prepayments	- 646	- 914
	10,213	**10,604**
Provisions for mining damage including reclamation	2,239	2,290
Other provisions	11,350	10,986
	40,187	**40,383**

Provisions for pensions and similar obligations
Provisions are made to cover obligations to pay post-employment benefits and short-term employee benefits to current and former entitled employees and their surviving dependants. In particular, the obligations refer to retirement pensions in the form of both basic and supplementary benefits. Individual commitments are based on the differing industry and country-specific benefit arrangements. They are generally calculated according to the employees' length of service and compensation. In view of their benefit status, the obligations of US Group enterprises for their employees' medical expenses after retirement are also disclosed under provisions for pensions and similar obligations.

The company pension plan consists of defined contribution and defined benefit plans. In the case of defined contribution plans, the enterprise's obligation is limited to the amount it contributes to the plans. Expenses are disclosed under staff costs. In the reporting period, €74 million were paid into defined contribution plans (previous year: €35 million). In the case of defined benefit plans, the enterprise's obligation is to provide agreed benefits to current and former employees. Provisions for defined benefit plans are valued according to the projected unit credit method. The provision is reduced by the amount of the plan assets. The service cost is disclosed under staff costs, the interest cost under the financial result.

The amount of the provision was calculated using actuarial methods. A discount rate of 6.0% (previous year: 6.0%) was used as a basis. Salaries are assumed to increase annually by 3.0% (previous year: 3.0%) and pensions by 2.0% (previous year: 2.0%). These assumptions refer to employees in Germany who account for the greater part of the pension obligation. For employees abroad, different country-specific assumptions are applied.

Provision for pensions are derived as follows:

€ million	12/31/02	12/31/01
Present value of funded benefit obligations	6,854	4,313
less: fair value of plan assets	6,524	2,400
foreign plan assets capitalized	552	385
Fair value of plan assets	5,972	2,015
Status of the plans (underfunded)	882	2,298
Present value of unfunded benefit obligations	12,789	10,917
Present value of benefit obligations	13,671	13,215
Unrecognized net actuarial losses (prior year: gains)	- 295	700
	13,376	**13,915**

The unrecognized net actuarial losses of -€295 million (previous year: €700 million) that have not yet been recognized primarily result from losses/gains in connection with changes in the number of employees and differences in the actual market trends compared with the actuarial assumptions-made. This amount is recognized as income if it exceeds 10% of the greater of the benefit obligation or of the fair value of the plan assets over the employees' average remaining working lives.

Reconciliation of fair value of plan assets:

€ million	2002	2001 TFY
Fair value of plan assets at start of fiscal year	2,015	2,251
Expected return on plan assets	143	97
Contributions to the funded plans	3	2
Benefits paid by the funded plans	– 119	– 99
Actuarial losses (related to plan assets)	– 871	– 135
Other changes (mainly changes in the scope of consolidation and transfers)	4,801	– 101
Fair value of plan assets at end of fiscal year	**5,972**	**2,015**

The actual return on plan assets is – €42 million (previous year: – €177 million).

Expenses relating to provisions for pensions break down as follows:

€ million	2002	2001 TFY
Current service cost	196	123
Interest cost	866	476
Expected return on plan assets	– 143	– 97
Past service cost	18	91
Net actuarial losses/gains recognized	9	– 8
	946	**585**

CONSOL Energy's pension obligations also contain a multi-employer plan. This obligation is reported as a defined benefit plan on the balance sheet.

Reconcilitation of provisions € million	Balance at 01/01/02	Additions	Unused amounts reversed	Interest accretion/ interest rate changes	Changes in the scope of consolidation, currency, adjustments & transfers	Amounts used	Balance at 12/31/02
Provisions for pensions	13,915	223	1	723	- 900	584	13,376
Provisions for taxes	2,588	1,288	145	-	- 427	295	3,009
Provisions for nuclear waste management less prepayments	10,604	196	963	491	-	115	10,213
Provisions for mining damage including reclamation	2,290	14	33	110	- 43	99	2,239
Other provisions	10,986	3,714	563	278	22	3,087	11,350
	40,383	**5,435**	**1,705**	**1,602**	**-1,348**	**4,180**	**40,187**
Of which with a term of up to one year	(7,156)						(7,550)
Of which changes to the scope of consolidation							(- 358)

Provisions with a term of up to one year relate to tax provisions and to other provisions amounting to €4,541 million (previous year: €4,568 million).

Provisions for nuclear waste management
Waste management provisions in the nuclear energy sector are based on obligations under public law and restrictions included in operating licenses.

Provisions for the disposal of spent nuclear fuel assemblies are recognized primarily based on consumption. They cover expected costs, which primarily include reprocessing costs on the basis of contractual agreements, and direct final storage. The associated cost of transporting, treating and taking back waste, including the cost of final storage and associated pre-financing costs calculated based on data from the German Federal Office for Radiation Protection, are included accordingly. These provisions are used up over a period of up to 80 years.

Provisions for the decommissioning of nuclear power station facilities are accrued based on expected costs. The calculation of expected costs is based on outside expert opinions and assumes that the facilities concerned are eliminated completely. Costs incurred during the interim period preceding decommissioning operations are also included. Furthermore, provisions were made for other waste management measures (management of radioactive operational waste).

Waste management provisions in the nuclear energy sector are stated as long-term provisions, and their settlement value is discounted to the balance-sheet date. An interest rate of 6.0% (previous year: 6.0%) was used as the discount rate. Volume-induced increases to the provisions are measured at their present value. In the fiscal year, they amounted to €196 million (previous year: €81 million). €963 million in unused provisions (previous year: €182 million) were reversed primarily due to changes in waste disposal concepts in connection with the approvals received for the interim storage of fuel elements at the Biblis and Lingen sites as well as to update the settlement value and periods in the field of nuclear waste disposal where necessary. Additions to provisions for nuclear waste management primarily consist of an interest accretion of €491 million (previous year: €274 million).

Provisions for mining damage including reclamation

These provisions are formed for risks and obligations to redress, including those arising from mining damage that has already occurred or been caused. Such risks and obligations are those that exist as of the balance-sheet date and are identifiable when the balance sheet is being prepared. They have to be recognized due to obligations under public law that are based on the German Federal Mining Act and formulated, above all, in operation schedules and water law permits. Provisions are generally accrued based on the increase in the obligation, i.e. in line with coal production. They are measured at full expected cost or according to estimated compensation payments.

At RWE Dea Upstream, provisions are made owing to obligations under public law to fill wells and eliminate other damage caused by drilling and production work. The amount of these provisions is based on cost estimates derived from past experience and comparative rates determined by the German Association of the Oil and Natural Gas Production Industry.

Provisions for mining damage including the corresponding provisions at RWE Dea Upstream are long-term provisions which are recognized at their settlement value and discounted to the balance-sheet date. An interest rate of 6.0% (previous year: 6.0%) was used as the discount rate. In the reporting period, additions to provisions for mining damage amounted to € 14 million (previous year: € 26 million) and caused by an increase in the obligation. The interest accretion of the additions to provisions for mining damage is € 110 million (previous year: € 57 million).

Other provisions

Other provisions mainly include obligations arising from the personnel sector in the amount of € 2,338 million (previous year: € 2,865 million), restructuring commitments of € 1,890 million (previous year: € 1,941 million), purchase and sale obligations of € 3,457 million (previous year: € 2,796 million) as well as contingent liabilities originating from the electricity business area of € 670 million (previous year: € 659 million).

Provisions for restructuring mainly comprise socially acceptable personnel measures for further payroll downsizing. The agreement on personnel measures expires on June 30, 2004. The provisions also cover further measures required for the short-term implementation of necessary payroll downsizing (including redundancy payments) as well as projected decommissioning measures, resource pooling, site consolidation and other costs resulting from the merger with VEW.

The carrying amounts of provisions for nuclear waste management and mining damages exceed the present value determined following the changes made to the estimates by € 1,478 million (previous year: € 1,509 million). The difference primarily stems from the past increase in the interest rate. The difference in present value will be distributed as income over the compliance period.

(19) Liabilities

€ million	12/31/02	Thereof RT* ≤ 1 year	Thereof RT* > 5 years	12/31/01	Thereof RT* ≤ 1 year	Thereof RT* > 5 years
Bonds (incl. other notes payable)	20,031	404	12,530	7,403	883	5,436
Commercial papers	1,862	1,862	-	1,204	1,204	-
Bank debt	5,341	1,836	1,128	8,393	4,315	1,991
Financial liabilities payable to affiliates	594	575	7	345	327	-
Financial liabilities payable to associates and other investments	185	178	7	1,069	998	-
Other financial liabilities	1,868	1,091	547	839	118	135
Financial liabilities	**29,881**	**5,946**	**14,219**	**19,253**	**7,845**	**7,562**
Trade accounts payable	5,080	4,968	5	5,700	5,396	1
Prepayments received	571	571	-	427	372	-
Drafts payable	5	5	-	19	19	-
Accounts payable to affiliates	134	119	12	92	76	-
Accounts payable to associates and other investments	173	173	-	201	201	-
Other liabilities	5,296	5,026	1	4,843	3,781	107
	41,140	**16,808**	**14,237**	**30,535**	**17,690**	**7,670**

*RT = remaining term.

€ 23,935 million (previous year: € 11,408 million) of long-term financial liabilities were interest-bearing. The average interest rate paid on bank loans amounted 4,6%.

In the fiscal year, financial liabilities rose to € 29,881 million. Changes in the scope of consolidation caused them to increase by € 3,422 million. Major increases were due to the issuance of bonds.

RWE AG placed a multiple-tranche € 6.5 billion multi-currency bond on the European bond market in April 2002. The bond was issued within the scope of the debt issuance program by RWE Finance B.V., backed by guaranties from RWE AG. The bond was issued in two euro-based tranches, one of € 2.5 billion (5 years) and one of € 1.5 billion (10 years), and in two pound sterling-based tranches of £ 800 million (28 years) and £ 750 million (11 years), respectively. In addition, the debt issuance program was used to make private placements and increase the total volume of public bonds by roughly € 3.2 billion.

The following is a breakdown of our major bonds:

Issuer	Issue volume	Coupon in %	Maturity
RWE AG	€ 550 million	Variable	May 2004
RWE AG	€ 600 million	Variable	May 2005
RWE AG	€ 775 million	Variable	January 2004 until November 2017
RWE AG	€ 250 million	4.75 – 5.625	January 2007 until June 2009
RWE AG	US-$ 75 million CZK 2,000 million HK$ 385 million	Variable Variable Variable	December 2003 May 2007 September 2007
RWE AG	¥ 13,000 million £ 100 million NOK 350 million	0.05 – 0.78 5.5 7.0	March 2004 until August 2007 December 2005 October 2009
RWE Finance B.V.	£ 350 million	5.75	April 2006
RWE Finance B.V.	€ 2,500 million	5.5	October 2007
RWE Finance B.V.	€ 2,000 million	5.375	April 2008
RWE Finance B.V.	€ 1,750 million	6.125	October 2012
RWE Finance B.V.	£ 750 million	6.375	June 2013
RWE Finance B.V.	€ 850 million	6.25	April 2016
RWE Finance B.V.	£ 650 million	6,5	April 2021
RWE Finance B.V.	£ 800 million	6.25	June 2030
Thames Water Utilities Finance Plc	£ 710 million	3.375 – 6.75	March 2004 until February 2032
Thames Water Utilities Finance Plc	£ 85 million	Variable	November until December 2003
Thames Water Utilities Finance B.V.	US-$ 150 million	6.375	February 2004
Thames Water Utilities Finance Plc	¥ 16,000 million	1.704 – 3.0	March 2008 until May 2011
Thames Water Utilities Finance Plc	Small fixed-interest bonds in CHF and PTE	0 – 3.554	January 2003 until May 2006
Innogy plc	Various bonds with fixed interest rates; a total € 1,000 million and £ 1,100 million	4.625 – 8.375	October 2004 until October 2031
Others	340 Mio. US$	Various	2004 until 2012

The average interest rate (coupon) for bonds outstanding in all currencies is 5.82% per annum. Bonds were partly secured by interest rate and currency derivatives.

In the fiscal year, the existing € 2 billion euro commercial paper program was converted to a global program with a countervalue of € 5 billion. RWE AG has been issuing papers under this program on the US market as well since November. Commercial papers on our books as of the cut-off date totaled € 1,862 million.

Other financial liabilities are primarily composed of finance lease obligations.

Due to changes in the scope of consolidation, total liabilities rose by € 1,400 million. In the case of individual construction contracts, there is a balance on the liabilities side of € 3 million (previous year: € 186 million).

Minimum lease payments for liabilities arising from finance lease agreements have the following maturities:

Finance leases € million	Nominal value	Present value
Due within 1 year	85	77
Due within 1–5 years	327	253
Due after 5 years	605	376
	1,017	**706**

Other liabilities include € 646 million in tax liabilities (previous year: € 598 million), € 784 million in social security liabilities (previous year: € 740 million), and € 2,134 million in derivatives (previous year: € 1,299 million). Tax liabilities also contain taxes that Group companies have to pay on behalf of third parties. The principal component of other social security liabilities are the amounts payable to social security agencies.

€ 292 million (previous year: € 868 million) of the liabilities are secured by mortgages, and € 103 million (previous year: € 276 million) by similar rights.

(20) Deferred income

€ million	12/31/02	12/31/01
Government grants for capital expenditures in non-current assets		
_ taxable	35	33
_ non-taxable	107	14
Advances and contributions in aid of construction and building connection	2,566	2,351
Other	748	798
	3,456	**3,196**

Of the total amount of deferred income, € 2,074 million (previous year: € 1,722 million) will be recognized as income after one year.

(21) Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the shares by the average number of shares. The figure may become diluted by so-called potential shares (above all share options and convertible bonds). Options issued as part of RWE's stock option plan do not dilute profit, because they are to be redeemed in cash. Basic earnings per share and diluted earnings per share are thus equivalent. The same earnings per share are attributable to common and preferred shares.

For an improved assessment of the earnings situation, we have provided an earnings per share figure before goodwill amortization. € 1.38 in goodwill amortization per share (previous year: € 0.43 per share) are added to earnings per share.

		2002	2001 TFY
Net income	€ million	1,050	621
Number of shares outstanding (weighted average)	(thousands)	562,350	562,363
Earnings per share	€	1.87	1.10
Earnings per share before goodwill amortization	€	3.25	1.53
Dividend per share for RWE AG's 2001 fiscal year	€		1.00
Proposed dividend incl. bonus per share for RWE AG's 2002 fiscal year	**€**	**1.10**	

(22) Reporting on financial instruments

Financial instruments include non-derivative and derivative financial instruments.

Non-derivative financial instruments essentially include, on the assets side, cash and cash equivalents, receivables and marketable securities. Securities are stated at fair value. On the liabilities side, they refer to liabilities. The balance of non-derivative financial instruments is disclosed in the balance sheet, and the amount of financial assets represents the maximum default risk. If default risks associated with financial assets are identified, they are recognized through allowances.

Within its operating activities, the RWE Group is also exposed to interest rate, currency and price risks. Among other things these risks are met by hedges. Derivative financial instruments are used to hedge the following risks: currency, interest rate and price risks from operations as well as from trading, cash investments and financing transactions. The instruments most commonly used are foreign exchange forwards, foreign exchange options, interest rate swaps, interest rate currency swaps, commodity futures, commodity options as well as product margin swaps. Binding internal directives define our Group companies' range of action, responsibilities and controls. Accordingly, as a rule, derivative financial instruments may not be used for speculative purposes; they only serve to hedge risks arising from operations.

Foreign currency risks arising from foreign investments are hedged with derivative and non-derivative financial instruments.

Within the framework of RWE Trading's and Innogy's operations, derivative financial instruments are also used for trading purposes. All trading carried out in physical and derivative form is subject to a limit that is monitored independently on a daily basis. Binding internal directives define the range of action, responsibilities and controls allowable when trading with derivatives.

Maturities of derivative interest rate, currency and margin transactions are based on underlying transactions and are thus primarily short-term and medium-term in nature. On a case by case basis, e.g. to hedge foreign currency risks of foreign investments, maturities of up to 30 years can be agreed upon.

We use the value-at-risk method to quantify the interest rate change and currency risks for financial instruments in line with international banking standards. The maximum expected loss arising from changes in market prices is calculated and continuously checked on the basis of historical market price fluctuations, a confidence interval of 99%, and a holding period of one day.

When interpreting the positive and negative market values of derivative financial instruments, it must be taken into account that they are matched by offsetting underlying transactions. All derivative financial instruments are recognized as assets or liabilities. They are stated at fair value regardless of their purpose. Fair values of marketable securities are derived from their market price or are determined on the basis of generally accepted valuation methods.

The nominal volume of the hedging transactions outlined below is specified without being offset. It represents the total of all purchase and sales amounts on which the transactions are based. The level of the nominal volume enables estimates regarding the scope of the use of derivatives, but does not reflect the risk the Group is exposed to from the use of derivatives.

Currency risks may exist for financial assets and liabilities in foreign currency. Such risks are counteracted by derivative financial instruments.

The following foreign exchange hedging instruments were used:

Foreign exchange derivatives	Nominal volume		Remaining term > 1 year		Market value		Value at risk
€ million	12/31/02	12/31/01	12/31/02	12/31/01	12/31/02	12/31/01	12/31/02
Foreign exchange forwards	7,590	4,252	630	276	64.2	27.4	28
Foreign exchange options	3,412	5,695	29	4,570	279.7	- 59.6	19
Other foreign-exchange hedging instruments	10,191	7,384	9,902	6,220	513.8	- 84.2	58
	21,193	**17,331**	**10,561**	**11,066**	**857.7**	**- 116.4**	**105**

Interest-rate risks are mainly associated with long-term items.

Interest rate derivatives	Nominal volume		Remaining term > 1 year		Market value		Value at risk
€ million	12/31/02	12/31/01	12/31/02	12/31/01	12/31/02	12/31/01	12/31/02
Interest rate options	11	123	1	123	0	5.5	0
Interest rate swaps	9,851	1,741	6,243	1,264	- 259.9	- 62.0	37
	9,862	**1,864**	**6,244**	**1,387**	**- 259.9**	**- 56.5**	**37**

Derivative transactions were concluded to hedge prices and margins in the Electricity and Gas Business Areas.

Price and margin derivatives	Nominal volume		Remaining term > 1 year		Market value	
€ million	12/31/02	12/31/01	12/31/02	12/31/01	12/31/02	12/31/01
Options	9,594	4,253	3,756	1,508	- 89.5	5.8
Swaps	7,301	2,155	2,841	291	62.7	43.4
Commodity-based futures	15,831	1,352	4,455	1	- 265.1	4.0
Other	1,663	0	88	0	51.3	0
	34,389	**7,760**	**11,140**	**1,800**	**- 240.6**	**53.2**

A total of € 17,543 million of the nominal volume of the price and margin derivatives were attributable to Innogy as of December 31, 2002.

Derivatives are exposed to default risks equivalent to their positive market values. These risks are minimized by the high demands on our counterparties' creditworthiness. Default risk exposure was negligible in the fiscal year. Market risks which result from the fact that the value of a financial instrument changes due to market fluctuations are generally not relevant for assessing the Group's net worth or financial or earnings position, due to their hedging purpose.

(23) Contingent liabilities and financial commitments

€ million	12/31/02	12/31/01
Contingent liabilities resulting from the issue and negotiation of drafts	1	3
Contingent liabilities from general, draft and check guarantees	873	758
Contingent liabilities from warranties	227	220
Contingent liabilities from granting collateral for third-party liabilities	106	210
	1,207	**1,191**

The Group had € 277 million in capital commitments (previous year: € 527 million). Moreover, as of December 31, 2002, assurances relating to acquisitions of investments totaled € 5,861 million (previous year: € 9,752 million). Commitments regarding investment acquisitions primarily relate to a recommended offer for the US-based water utility American Water Works Company Inc.

Under certain conditions, capital commitments vis-à-vis co-shareholders in the amount of some € 13 million may arise in connection with existing investments.

Commitments from operate leases largely refer to long-term rental agreements for power generation and supply plants as well as rent and lease obligations for storage and administration buildings.

Minimum lease payments come due as follows:

€ million	Operate leases Nominal value
Due within 1 year	151
Due within 1-5 years	452
Due after 5 years	377
	980

Contingent liabilities in respect of calls on shares for non-current investments amounted to € 75 million (previous year: € 99 million). Joint liability for third-party payment obligations under Sec. 24 of the German Limited Liability Companies Act totaled € 14 million (previous year: € 14 million).

Long-term purchase and service agreements for uranium, conversion, enrichment, production and waste management exist in the Electricity Business Area. We bear customary commercial liability for long-term contracts in the plant construction business.

We shoulder the legal and contractual liability from our membership in various joint ownerships which exist in connection with power plant projects, profit and loss pooling agreements and for the provision of liability cover for nuclear risks, among others.

By signing a mutual benefit agreement, RWE AG and other parent companies of German nuclear power plant operators undertook to provide € 2,244.4 million in funding to liable nuclear power plant operators to ensure that they are able to meet their payment obligations in the event of nuclear damages. RWE AG has a 28.938% (from January 1, 2003 onwards: 24.834%) contractual share in the liability, including 5% for damage settlement costs. The mutual benefit agreement came into force with the passage of the German Nuclear Energy Act and the Coverage Provision Directive in accordance with the German Nuclear Energy Act in the spring of 2002.

RWE Group companies are involved in litigation connected with their operations. However, RWE is not expecting any major negative repercussions from these litigation on the RWE Group's economic or financial position. Additionally, RWE Group companies in the Electricity and Gas Business Areas are directly involved in various administrative and regulatory procedures (including approval procedures) or are directly affected by the results of such procedures.



(24) Segment reporting

In the RWE Group, segments are distinguished on the basis of the services provided by the Group's business areas. The segmentation of business areas and geographical regions is based on the management reporting system.

The Electricity Business Area, which is a core business, covers the entire value-added chain, from power generation and the grid to sales and trading. The new "UK Energy" Division became part of the core business area Electricity when Innogy was acquired on June 1, 2002. The Electricity Business Area also comprises the activities of RWE Solutions and, since January 1, 2002, the Harpen Group, which specializes in renewables-based and distributed power generation.

Gas, another core business area, includes RWE Gas' midstream and downstream operations as well as RWE Dea's upstream business. The Midstream/Downstream Division was enlarged with the addition of Transgas and eight Czech regional gas utilities as of May 1, 2002.

Water, another core business area, controls the Group's full range of water operations via Thames Water Plc.

Environmental Services, another core business area, is headed up by RWE Umwelt AG and provides a wide range of services in the field of waste management.

The segment "financial investments" includes Heidelberger Druckmaschinen and the stake in HOCHTIEF. HOCHTIEF has been accounted for using the equity method since January 1, 2002 after having been fully consolidated in the previous year. This limits the comparability of the year under review with the previous fiscal year.

Consolidation effects, the holding company and other activities not allocable to the business areas presented separately are disclosed under "other/holding company/consolidation." This primarily includes the centralized services of RWE Systems.

The operations of the former RWE Dea Downstream Division are classified as discontinuing operations. All of RWE Dea Downstream's activities were transferred to the Shell & DEA Oil GmbH joint venture at the beginning of fiscal 2002. The 50% stake in Shell & DEA Oil GmbH previously held by RWE Dea was sold to Shell effective July 1, 2002.

Segment Reporting

Business areas

	Core business							
	Electricity		Gas		Water		Environmental Services	
€ million	2002	2001 TFY	2002	2001 TFY	2002	2001 TFY	2002	2001 TFY
External revenue	23,797	9,490	5,666	1,647	2,850	1,394	2,136	1,068
Internal revenue	528	1,964	583	351	0	0	43	22
Total revenue	**24,325**	**11,454**	**6,249**	**1,998**	**2,850**	**1,394**	**2,179**	**1,090**
Operating result	**2,760**	**1,009**	**885**	**258**	**963**	**415**	**98**	**89**
Income from operating activities	3,042	931	1,589	248	651	289	-236	73
Income from associates accounted for using the equity method	352	11	45	-8	-5	-14	9	2
Depreciation and amortization	1,901	758	498	154	734	352	238	101
Other major non-cash expenses	3,686	1,939	483	131	219	179	455	170
EBITDA	**4,146**	**1,729**	**1,239**	**395**	**1,457**	**670**	**281**	**176**
Operating assets (as per the value management concept)	20,504	15,721	5,959	3,251	13,200	12,784	1,689	1,396
Gross assets (as per the balance sheet)	61,033	47,798	12,995	6,327	18,278	18,328	3,061	2,444
Gross debt (as per the balance sheet)	49,582	41,262	10,750	3,647	11,416	11,012	2,793	2,134
Carrying amount of shares in equity companies	2,162	2,299	439	541	312	231	172	107
Capital expenditure on intangible assets and property, plant and equipment	1,915	960	564	198	1,123	451	161	130

Regions

	Germany		Rest of Europe		America		Asia	
€ million	2002	2001 TFY	2002	2001 TFY	2002	2001 TFY	2002	2001 TFY
External revenue	28,003	18,325	12,691	4,811	4,072	6,067	1,392	1,379
Gross assets (as per the balance sheet)	51,910	54,418	38,362	20,717	9,190	13,222	691	1,781
Capital expenditure on intangible assets and property, plant and equipment	1,930	1,215	1,507	649	625	301	31	6

Non-core business							
Financial investments		Discontinuing operations RWE Dea Downstream		Other/holding/ consolidation		Group	
2002	2001 TFY	2002	2001 TFY	2002	2001 TFY	2002	2001 TFY
4,315	9,749	7,682	8,414	187	70	46,633	31,832
0	8	3	24	1,407	636	2,564	3,005
4,315	**9,757**	**7,685**	**8,438**	**1,594**	**706**	**49,197**	**34,837**
186	**268**	**- 6**	**202**	**- 382**	**- 212**	**4,504**	**2,029**
75	235	- 87	184	- 234	- 208	4,800	1,752
- 305	- 14	15	8	30	- 8	141	- 23
211	289	76	73	84	52	3,742	1,779
674	634	127	127	1,986	873	7,630	4,053
414	**543**	**52**	**271**	**- 348**	**- 147**	**7,241**	**3,637**
4,386	4,320	409	1,030	- 1,854	- 642	44,293	37,860
5,892	13,965	0	2,792	- 986	- 205	100,273	91,449
3,606	9,305	0	2,250	13,202	10,710	91,349	80,320
909	908	0	158	36	370	4,030	4,614
244	462	28	55	60	39	4,095	2,295

Australia		Africa		Group	
2002	2001 TFY	2002	2001 TFY	2002	2001 TFY
117	1,058	358	192	46,633	31,832
111	1,272	9	39	100,273	91,449
2	124	0	0	4,095	2,295

Notes on segment data

- Inter-segment revenue reflects the level of revenue between segments. They are priced at arm's length. Revenue by business area is the sum of total external and inter-segment revenue.

- Depreciation and amortization concern non-current assets, excluding marketable securities and other loans.

- The definition of operating assets is derived from the value management concept (cf. page 40 et seq.). These figures are compatible with the operating result, which is also used for control purposes within the Group. In addition to operating assets, the consolidated balance sheet values for gross assets and liabilities are also disclosed in the core business areas or in non-core businesses.

- Capital expenditure include those in intangible assets and property, plant and equipment.

- Income from associates accounted for using the equity method cover income and expenses from profit- and loss-pooling agreements, investments, amortization and impairment losses on goodwill and on shares in companies accounted for using the equity method.

Operating result

€ million	2002	2001 TFY
Income from operating activities	**4,800**	1,752
+ Income from investments	554	312
- Non-operating result	- 850	- 52
+ Interest credit on prepayments received	-	17
Operating result	**4,504**	**2,029**

The reconciliation addresses the following points:

- Income from investments includes all income and expenses that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.

- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, hamper the assessment of ongoing operating activities. They are reclassified as part of the non-operating result. Furthermore, the non-operating result includes goodwill amortization from capital consolidation. The non-operating result also contains the recognition of negative goodwill.

- The operating result generated by HOCHTIEF in the prior year was adjusted by an interest credit on prepayments received since they are not allocable to financing activities from an economic point of view. Because the HOCHTIEF Group is now accounted for at equity, the net income allocable to RWE is now stated as income from an investment and disclosed as part of the operating result.

In the year under review, consolidated income from operating activities and the income from investments were adjusted by the non-operating result of € 850 million (previous year: € 52 million).

Goodwill amortization from capital consolidation is disclosed as part of the non-operating result in line with international accounting practice and totaled € 780 million (previous year: € 238 million).

Capital gains in the year under review amounted to € 1,264 million and primarily relate to the divestment of the Shell & DEA Oil GmbH joint venture. In the prior year, the divestment of LAUBAG was primarily responsible for € 401 million in capital gains.

(25) Notes to the Cash Flow Statement

The cash flow statement classifies cash flows according to operating, investing and financing activities. Effects of the changes in the scope of consolidation are eliminated; their influence on cash and cash equivalents is shown separately, as is the influence of exchange rate changes.

Cash flows from operating activities of € 5,933 million (previous year: € 1,021 million) were unable to fully cover net cash used in investing and financing activities of - € 7,461 million (previous year: - € 1,010 million).

Cash flows from operating activities include, inter alia:

- Cash flows from interest income of € 1,173 million (previous year: € 640 million) and cash flows used for interest expenses of € 1,889 million (previous year: € 809 million).
- Cash flows from investments (dividends) of € 727 million (previous year: € 341 million), net of the portion stemming from accounting using the equity method that does not have an effect on cash flows.

In the fiscal year, € 562 million were paid out to RWE shareholders, and € 276 million were distributed to minority shareholders. Newly assumed financial debt totaled € 14,036 million (previous year: € 6,956 million) and was contrasted by repayments of € 6,136 million (previous year: € 3,615 million).

Changes in the scope of consolidation resulted in a net change in cash and cash equivalents of - € 85 million (previous year: + € 806 million).

Changes in the scope of consolidation of major first-time consolidations and deconsolidations resulted in a change in net financial debt of + € 4.3 billion (previous year: - € 0.3 million).

There are no restrictions on the disposal of cash and cash equivalents.

The table below shows the Group's net financial debt.

€ million	12/31/02	12/31/01
Cash and cash equivalents	2,143	3,842
Current marketable securities	8,459	10,611
Non-current marketable securities and other loans	2,832	1,768
Other financial assets	953	1,906
Financial assets	**14,387**	**18,127**
Bonds, notes payable and liabilities to banks	25,372	15,796
Other financial debt	4,509	3,457
Financial liabilities	**29,881**	**19,253**
Net financial debt	**15,494**	**1,126**

Other financial debt includes commercial papers, financial liabilities to affiliated companies and investees as well as other financial liabilities.

Net financial debt is the difference between financial assets and financial liabilities.

(26) Related party disclosures

Material related parties include Allianz AG, Munich/Germany and Münchener Rückversicherungs-Gesellschaft AG, Munich/Germany. No material transactions were concluded with the Münchener Rückversicherung Group.

HOCHTIEF and Berlinwasser, which are associated companies, are also related parties that are of special importance. In the 2002 fiscal year, business transactions concluded with major related companies led to the following items in the financial statements:

€ million	HOCH-TIEF-Group	Berlin-wasser Group	Allianz-Group
Revenue	6	12	3
Supplies and services received	26	-	31
Receivables	1	-	68
Payables	1	-	56

Services procured from the Allianz Group were primarily insurance services.

Receivables from the Allianz Group were primarily bank balances on Dresdner Bank accounts. Payables to the Allianz Group were primarily financial liabilities to Dresdner Bank.

Furthermore, €622 million in loans have been granted to the Berlinwasser Group.

All business transactions were completed at arm's length prices.

Furthermore, the Electricity, Gas and Water Business Areas, which are core segments, include investments accounted for at equity in municipal enterprises—especially in municipal utilities. Supplies and services delivered to these companies, some of which attained considerable orders of magnitude, were subject to arm's length conditions, which on principle did not differ from those applied to supplies and services provided to other municipal enterprises in which no share investments are held.

No material business transactions were concluded between the RWE Group and related persons.

(27) Information on concessions

A number of concession agreements have been entered into in the areas of electricity, gas and water by RWE Group companies and governmental bodies.

Electricity concession agreements regulate the usage of public roads, ways, and sites for the laying and operation of utility lines as well as for electric plants for the supply of electric power. In municipal regions, there is a general obligation to provide network connections and supply electricity to everyone. Electricity concession agreements are generally limited to a term of 20 years. There is an obligation to construct and maintain necessary plants during the terms of the concession agreements. When the concession agreements expire, there is a legal obligation to transfer ownership of the local electricity distribution facilities in exchange for cash or another form of compensation.

Water concession agreements contain provisions for the right and obligation to provide water and wastewater services as well as operate the associated infrastructure such as water utility plants. Concessions in the water business generally have terms of up to 40 years.

Gas concession agreements contain provisions for the usage of public roadways for the direct supply of gas to end consumers as well as for the construction and maintenance of gas utility plants. There are also statutory connection obligations. In the gas sector, concession agreements generally have terms of 20 years. When the concession agreements expire, there is a legal obligation to transfer ownership of the network in exchange for appropriate compensation.

(28) Special comments pursuant to Sec. 292a of the German Commercial Code

Accounting, valuation and consolidation methods applied in accordance with IAS differ from those required by the German Commercial Code primarily as regards the following items:

Intangible assets
IAS stipulate the capitalization of internally generated intangible non-current assets if the prerequisites of capitalization are met. Pursuant to the German Commercial Code, capitalization is not allowed.

Non-current and current marketable securities
According to IAS, marketable securities classified as "available for sale" must be marked to market. The RWE Group discloses changes in fair values without an effect on net income as part of other comprehensive income. In accordance with the German Commercial Code, marketable securities are measured at amortized cost.

Derivative financial instruments
Derivative financial instruments that are not used for hedging purposes must be marked to market with an effect on net income pursuant to IAS. In accordance with the German Commercial Code, derivative financial instruments that are not used for hedging purposes are to be valued based on the imparity principle. IAS criteria for on-balance-sheet hedging transactions and related items deviate from those of the German Commercial Code.

Inventories
Unlike under the German Commercial Code, according to IAS, lower valuations may on principle only take the sales market into consideration.

Construction contracts
As a rule, under the German Commercial Code, gains on construction contracts may only be realized once the entire contract has been completed and accepted. Under IAS, gains should be recognized pro-rata by reference to the percentage of completion method.

Deferred taxes
In accordance with the German Commercial Code, deferred taxes must be determined on all timing differences between the recognition of income in the financial statements for financial reporting purposes and their recognition in the tax computations using the so-called timing concept.

Pursuant to IAS, deferred taxes must be determined for all temporary differences between the tax bases in accordance with tax laws and the carrying amounts in the consolidated balance sheets in accordance with finanical reporting rules. Unlike under the German Commercial Code, deferred taxes must be accrued for quasi-permanent differences and tax loss carryforwards.

Provisions for pensions and similar obligations
According to IAS, provisions for pensions are stated using the projected unit credit method. Increases of pension benefits expected in the future are considered in addition to benefits accumulated attributable to service year end.

Other long-term provisions
Under the German Commercial Code, provisions must be stated as would be deemed appropriate using reasonable commercial judgement as of the balance-sheet date. They may only be discounted insofar as the underlying liability has an interest component.

Under IAS, provisions are measured at their settlement amounts. Future events that may have an influence on the settlement amount of long-term provisions must be taken into account. Long-term provisions must be discounted at an interest rate with the same terms and adjusted to account for the associated risks.

Capital consolidation
The purchase method known as the "book value method" and the "revaluation method" are permissible pursuant to the German Commercial Code. Revalued equity must not exceed its acquisition cost. Under IAS, equity must be remeasured to the fair value to the extent of the acquirer's interest (benchmark treatment) or to the full fair value (allowed alternative treatment) independently of the acquisition costs.

Additional information

Information on the members of the Executive Board and Supervisory Board pursuant to Section 285, No. 10 of the German Commercial Code is provided on pages 160 to 163.

Provided that the Annual General Meetings pass the proposed disbursements, the remuneration paid to members of the Executive Board for the year under review is as follows: the fixed remuneration amounted to €4,223,895.03 and the variable remuneration amounted to €5,262,085.38 (total compensation in the truncated fiscal year: €3,049,133.94), of which €446,873.35 were fixed and €589,500.43 were variable and come from subsidiaries (total compensation in the previous truncated fiscal year: €999,246.18). The fixed-remuneration paid to members of the Supervisory Board are to €283,459.40 and their variable remuneration amounted to €1,017,754.08 (total compensation in the truncated fiscal year: €752,456.55), of which €161,060.21 were fixed and €50,034.93 were variable and come from subsidiaries (total compensation in the previous truncated fiscal year: €127,720.55). As of the balance-sheet date, under RWE AG's stock option plan, current and former Executive Board members held non-transferable stock options on 1,060,000 and 140,000 common shares of RWE AG, respectively (previous year: 1,240,000 and 140,000, respectively), of which 180,000 and 60,000 are from subsidiaries (previous year: 180,000 and 60,000, respectively) as well as 375,000 SARs within the scope of the Long Term Incentive Plan, of which 35,000 were from subsidiaries. For details on the stock option plan, please refer to the commentary on the equity (cf. pages 133 and 135).

Former members of the Executive Board and their surviving dependants received €7,809,093.94 (previous year: €3,815,391.08), €1,654,381.49 of which (previous year: €911,801.82) came from subsidiaries. €76,916,551.00 (previous year: €81,264,572.02) have been accrued for pension commitments vis-à-vis former members of the Executive Board and their surviving dependants, €16,876,742.00 of which (previous year: €19,638,105.00) were set aside at subsidiaries.

The Economic Advisory Board was paid €691,157.93 (previous year: €471,312.04), €69,491.26 of which (previous year: €75,895.37) came from subsidiaries.

Declarations required to comply with Sec. 161 of the German Stock Corporation Act relating to RWE AG and its listed German subsidiaries have been issued and made available to shareholders.

On October 15, 2002, RW Energie-Beteiligungsgesellschaft mbH, Münster, Germany, informed RWE AG pursuant to Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) that it exceeded the 10% voting stock handle on October 14, 2002 and that it now owns 10.94% of RWE AG's voting stock.

On October 18, 2002, Allianz Aktiengesellschaft, Munich, Germany, informed RWE AG pursuant to Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) that it fell below the 10% voting stock handle on October 14, 2002 and that it now owns 7.55% of RWE AG's voting stock, 7.51% of which are allocable to Allianz according to Sec. 22, Para. 1, P 1, No. 1 of the German Securities Trading Act (WpHG) and 0.04% of which are allocable to Allianz according to Sec. 22, Para. 1, P 1, No. 6 of the German Securities Trading Act (WpHG).

On October 21, 2002, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, Germany, informed RWE AG pursuant to Sec. 21, Para. 1 and Sec. 22, Para. 1, No. 1 of the German Securities Trading Act (WpHG) that it exceeded the 5% voting stock handle on October 14, 2002 and that it now owns 5.8% of RWE AG's voting stock. This encludes 4.3% of RWE AG's voting rights that are allocable to it in accordance with Sec. 22, Para. 1, No. 1 of the German Securities Trading Act (WpHG).

Subsequent events
Events that occurred after the balance-sheet date are reported on page 54.

This report contains individual forward-looking statements concerning the further course of business such as forecasts on the development of the economic and political environment as well as on our own business. These statements are based on carefully made assumptions on our part. However, due to remaining risks and uncertainties, we cannot guarantee that they will turn out to be correct in part or in their entirety.



Auditors' report

We have audited the consolidated financial statements of RWE AG, consisting of the income statement, the balance sheet, the cash flow statement, the statement of changes in equity and the notes to the financial statements for the fiscal year from January 1, 2002 to December 31, 2002. These consolidated financial statements according to the International Accounting Standards are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IAS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the net assets of the group, and of its financial position, its results of operations and its cash flows for the fiscal year in accordance with IAS.

Our audit, which according to German auditing regulations, also extends to the review of group operations combined with the review of operations of RWE AG, which is prepared by the Executive Board for the fiscal year from January 1, 2002 to December 31, 2002, has not led to any reservations. In our opinion, on the whole, the combined review of operations provides a suitable understanding of the group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the combined review of operations for the fiscal year from January 1, 2002 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the review of operations in accordance with German accounting law.

Essen, Germany, March 5, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

P. Albrecht	Dr. N. Schwieters
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Certified	(German Certified
Public Accountant)	Public Accountant)

Material Investments as of December 31, 2002

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net income/loss of the last fiscal year € '000	External revenue 2002 FY € million	Employees[4] 2002 FY average
RWE Aktiengesellschaft, Essen		4,175,385	1,148,682	-	367
Electricity					
RWE Power Aktiengesellschaft, Essen	100	1,005,895	-[1]	3,494	2,480
RWE Rheinbraun Aktiengesellschaft, Cologne	100	1,111,080	-[1]	1,784	11,899
RWE Trading GmbH, Essen	100	51,100	-[1]	4,580	161
RWE Net Aktiengesellschaft, Dortmund	100	960,129	-[1]	4,241	5,915
RWE Plus Aktiengesellschaft, Essen	100	510,905	-[1]	5,240	2,208
RWE Solutions Aktiengesellschaft, Frankfurt/Main	100	185,985	-[1]	966	260
Innogy Holdings plc, Swindon/UK[2]	100	939,999	84,196	3,562	9,554
Harpen Aktiengesellschaft, Dortmund	95	203,471	16,588	58	129
Budapesti Elektromos Müvek Rt. (ELMÜ), Budapest/Hungary	55	293,799	26,033	649	2,022
CONSOL Energy Inc., Wilmington/Delaware/USA; CONSOL Energy Group[2] with 51 subsidiaries in the USA, Belgium, Canada and Australia	72	155,486	12,330	2,257	6,786
Emscher Lippe Energie GmbH, Gelsenkirchen	79	82,462	12,916	333	704
envia Mitteldeutsche Energie AG, Chemnitz	60	909,223	87,780	1,886	3,404
Észak-magyarországi Áramszolgáltató Rt. (ÉMÁSZ), Miskolc/Hungary	54	130,203	1,696	306	1,389
EWV Energie- und Wasser-Versorgung GmbH, Stolberg	54	46,254	18,442	230	580
Kernkraftwerke Gundremmingen GmbH, Gundremmingen	75	76,304	116	215	708
Kernkraftwerke Lippe-Ems GmbH, Lingen (Ems)	88	465,545	-[1]	323	280
Koblenzer Elektrizitätswerk und Verkehrs-AG, Koblenz	58	81,391	16,354	217	589
Lechwerke Aktiengesellschaft, Augsburg[3]	90	182,030	22,168	736	1,279
Mátrai Erömü Rt. (MÁTRA), Visonta/Hungary	51	177,667	23,403	195	3,107
RBB Vermögensverwaltungs GmbH, Cologne	100	36,361	19,307	1	-
Rheinbraun Engineering und Wasser GmbH, Cologne	100	14,250	1,796	10	10
RV Rheinbraun Handel und Dienstleistungen GmbH, Cologne	100	61,694	-[1]	2	6
SAG Energieversorgungslösungen GmbH, Frankfurt/Main	100	11,025	-[1]	130	1,168
RWE NUKEM GmbH, Alzenau	100	36,684	-[1]	220	161
RWE Piller GmbH, Osterode am Harz	100	16,718	- 448	83	523
RWE Industrie-Lösungen GmbH, Duisburg	100	10,256	- 4	127	262
SAG Netz- und Energietechnik GmbH, Langen	100	32,251	-[1]	231	1,960
SSM Coal B.V., Rotterdam/Niederlande SSM Coal-Group[2] with 23 subsidiaries in Germany, Europe, Australia and the USA	100	31,087	12,420	736	155
Starkstrom-Gerätebau GmbH, Regensburg	100	12,412	1,719	86	396
Süwag Energie AG, Frankfurt/Main	78	250,945	35,635	906	1,626
Turbogás-Produtora Energética, S.A., Lisbon/Portugal	75	20,725	- 354	310	7
VSE Aktiengesellschaft, Saarbrücken	69	131,456	12,558	216	486

	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net income/loss of the last fiscal year € '000	External revenue 2002 FY € million	Employees[4] 2002 FY average
Gas					
RWE Gas Aktiengesellschaft, Dortmund	80	400,232	236,368	1,882	885
RWE Dea Aktiengesellschaft, Hamburg	99	1,323,905	–[1]	785	733
MITGAS Mitteldeutsche Gasversorgung GmbH, Halle	60	95,030	14,578	465	371
rhenag Rheinische Energie AG, Cologne	100	161,767	47,530	160	358
Transgas a.s. with 6 regional utilities in the Czech Republic[5]	97	2,055,964	135,013	1,044	6,117
Thyssengas GmbH, Duisburg	75	128,438	41,900	1,244	326
Water					
Thames Water Plc, London/UK[2,3]	100	2,673,074	161,878	1,915	11,414
Proyectos Y Installationes de Desalinaciones, S.A., Madrid/Spain PRIDESA Group[2] with 6 subsidaries in Spain	75	30,067	1,485	28	334
RWE Aqua GmbH, Berlin	100	233,106	–[1]	6	155
RWW Rheinisch-Westfälische Wasserwerksgesellschaft mbH, Mülheim/Ruhr	80	58,757	2,200	77	557
Environmental Services					
RWE Umwelt Aktiengesellschaft, Viersen	100	528,853	–[1]	568	1,107
Printing Systems					
Heidelberger Druckmaschinen AG, Heidelberg	50	2,108,327	301,360	1,946	11,182
Heidelberger Druckmaschinen Vertrieb Deutschland GmbH, Heidelberg	100	36,362	–[1]	511	1,182
Heidelberg USA, Inc., Kennesaw/Georgia/USA[2]	100	242,325	– 33,844	759	1,462
Heidelberg Web Systems, Inc., Dover/New Hampshire/USA[2]	100	21,843	– 114,988	263	1,140
Other subsidaries					
RWE Finance B.V., Zwolle/Netherlands	100	7,150	3,526	–	–
RWE Systems Aktiengesellschaft, Dortmund	100	150,507	–[1]	1,483	1,404

[1] Profit- and loss-pooling agreement.
[2] Data from the company's consolidated financial statements.
[3] Truncated fiscal year.
[4] In full time equivalent (FTE), corresponding to the percentage of full-time employment.
[5] Data from the group financial statements.

II. Associates accounted for using the equity method	Investment in acc. with Sec. 16 of the German Stock Corporation Act	Equity of the last fiscal year	Net income/ loss of the last fiscal year
	%	€ '000	€ '000
Electricity			
Energieversorgung Oberhausen AG, Oberhausen	50	36,992	13,115
Kärntner Energieholding Beteiligungs-GmbH, Klagenfurt, Austria*	49	120,157	10,840
Kommunale Energie- und Wasserversorgung Neunkirchen AG, Neunkirchen	29	67,206	4,568
Motor-Columbus AG, Baden/Switzerland*	20	417,927	49,788
Niederrheinische Versorgung und Verkehr AG, Mönchengladbach*	50	388,112	36,298
Stadtwerke Duisburg AG, Duisburg	20	142,222	18,081
Stadtwerke Düsseldorf AG, Düsseldorf	20	355,714	46,542
TCP Petcoke Corporation, Dover/Delaware/USA	50	4,282	11,445
Gas			
Fövárosi Gázmüvek Rt., Budapest/Hungary	33	147,418	16,729
Nafta a.s., Trnava/Slovak Republic*	40	104,438	15,803
Stadtwerke Essen AG, Essen	29	113,454	14,810
TIGÁZ Tiszántúli Gázszolgáltató Rt., Hajdúszoboszló/Hungary	44	144,192	19,503
Water			
RWE/VIVENDI Berlinwasser Beteiligungs AG, Berlin	50	333,283	- 66,826
Others			
HOCHTIEF Aktiengesellschaft, Essen*	40	1,213,766	- 41,434

III. Other investments			
Electricity			
Städtische Werke Magdeburg GmbH, Magdeburg	17	126,026	10,851
Stadtwerke Chemnitz AG, Chemnitz	19	257,628	12,891
Others			
RAG Aktiengesellschaft*	30	2,023,000	21,400

* Data from the company's consolidated financial statements.

RWE's value management

Capital costs	
Risk-free interest rate	5.5 %
Market premium	5.0 %
Beta factor	0.8
Cost of equity after taxes	9.5 %
Cost of debt before taxes	6.0 %
Tax shield	- 1.9 %
Tax rate for debt	32 %
Cost of debt after taxes	4.1 %
Proportion of equity	40 %
Proportion of debt	60 %
Capital costs after taxes	**6.2 %**
Tax rate for blanket conversion	35 %
Capital costs before taxes	**9.5 %**

Determining the ROCE		2002[1]
Operating result	**€ million**	**4,504**
+ Interest from sales financing	€ million	99
Operating result (for ROCE calculation)	€ million	4,603
Intangible assets/property, plant and equipment[2]	€ million	45,973
+ Investments including loans[3]	€ million	6,284
+ Accumulated goodwill amortization[4]	€ million	1,131
+ Inventories	€ million	3,574
+ Trade accounts receivable[5]	€ million	8,103
+ Other assets incl. prepaid expenses	€ million	5.821
- Non-interest-bearing provisions[6]	€ million	- 10,628
- Non-interest-bearing liabilities[7]	€ million	- 16,842
+ Adjustments to average operating assets[8]	€ million	877
Operating assets	**€ million**	**44,293**
ROCE	%	10.4
Relative value added	%	0.9
Absolute value added	**€ million**	**395**

[1] Balance sheet items each with average figures for December 31, 2001/2002.
[2] Innogy's goodwill was adjusted to account for deferred tax liabilities relating to the capitalized customer base and the bond premium.
[3] Excluding the reversal of IAS fair value adjustments amounting to € 240 million; without long-term securities and without other loans.
[4] Including € 92 million in amortization on Innogy's customer base; excluding the € 25 million impairment loss in the Environmental Services Business Area.
[5] Excluding the € 100 million tax account receivable by Consol.
[6] Including tax provisions and other provisions (excluding long-term provisions of € 3,339 million).
[7] Including trade liabilities, other liabilities, deferred income, prepayments received, bills payable and deferred tax liabilities from the Water Business Area amounting to € 2,246 million.
[8] Including adjustments made to average operating assets primarily due to first-time consolidations during the fiscal year.

Supervisory Board

Dr. h.c. Friedel Neuber
Duisburg
Chairman
- Babcock Borsig AG (Chairman)
- Deutsche Bahn AG
- Hapag-Lloyd AG
- RAG AG
- ThyssenKrupp AG
- TUI AG (Chairman)
- Landwirtschaftliche Rentenbank

Frank Bsirske*
Hanover
Deputy Chairman
Chairman of ver.di Vereinte Dienstleistungsgewerkschaft e.V.
- DAWAG Deutsche Angestellten-Wohnungsbau-AG
- Deutsche Lufthansa AG
- IBM Central Holding GmbH

Dr. Paul Achleitner
Munich
Executive Vice-President of Allianz AG
- Allianz Immobilien GmbH (Chairman)
- Bayer AG
- MAN AG
- Österreichische Industrieholding AG

Carl-Ludwig von Boehm-Bezing
Bad Soden
Former member of the Board of Management of Deutsche Bank AG
- RÜTGERS AG
- Steigenberger Hotels AG
- ThyssenKrupp AG

Burkhard Drescher
Oberhausen
Mayor of the City of Oberhausen
- Energieversorgung Oberhausen AG
- RW Holding AG (Chairman)
- Stadtwerke Oberhausen AG (Chairman)
- Deutsche Städte-Medien GmbH
- Entwicklungsgesellschaft Neu-Oberhausen mbH —ENO—(Chairman)
- PBO Projektentwicklungs- und Beteiligungsgesellschaft Oberhausen mbH
- Stadtsparkasse Oberhausen (Chairman)

Wilfried Eickenberg*
Cologne
Chairman of the General Works Council of RWE Plus AG
- RWE Plus AG

Ralf Hiltenkamp*
Arnsberg
Chairman of the General Works Council of RWE Umwelt Westfalen GmbH & Co. KG
- RWE Umwelt AG

Heinz-Eberhard Holl
Osnabrück
Former Chief Administrative Officer, Osnabrück Rural District
- Georgsmarienhütte GmbH
- Georgsmarienhütte Holding GmbH

Berthold Huber*
Stuttgart
Trade Union Secretary of IG Metall
- Audi AG
- Heidelberger Druckmaschinen AG
- Saarstahl AG

Berthold Krell*
Wenden-Hünsborn
Chairman of the General Works Council of RWE Net AG
- RWE Net AG

Dr. Gerhard Langemeyer
Dortmund
Mayor of the City of Dortmund
- Dortmunder Stadtwerke AG (Chairman)
- Dortmunder Energie und Wasser GmbH
- KEB Holding AG
- Düsseldorf Rhein-Ruhr 2012 GmbH
- Klinikum Dortmund gGmbH (Chairman)
- Schüchtermann Schiller'sche Kliniken KG
- STEAG microParts GmbH

Josef Pitz*
Angelbachtal
Chairman of the General Works Council of Heidelberger Druckmaschinen AG
- Heidelberger Druckmaschinen AG

* Employee representative on the Supervisory Board.
Member of other mandatory supervisory boards.
Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Dr. Wolfgang Reiniger
Essen
Mayor of the City of Essen
- Deutsche Städte-Medien GmbH
- Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chairman)
- EMG Essen Marketing GmbH Gesellschaft für Stadtwerbung, Touristik und Zentrenmanagement (Chairman)
- Essener Wirtschaftsförderungsgesellschaft mbH (Chairman)
- Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chairman)
- Messe Essen GmbH (Chairman)
- Sparkasse Essen (Chairman)

Günter Reppien*
Lingen
Chairman of the General Works Council of RWE Power AG
- ▭ RWE Power AG
- Stadtwerke Lingen GmbH

Bernhard von Rothkirch*
Frechen
M.A. in mining engineering

Dr. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board of Bayer AG
- ▭ Allianz AG
- ▭ DaimlerChrysler AG
- ▭ Linde AG
- ▭ Metro AG
- ▭ TUI AG

Klaus-Dieter Südhofer*
Recklinghausen
Deputy Chairman of IG Bergbau, Chemie, Energie
- ▭ BGAG Beteiligungsgesellschaft der Gewerkschaften AG
- ▭ GSG Wohnungsbau Braunkohle GmbH
- ▭ Harpen AG
- ▭ RAG AG
- ▭ RAG Immobilien AG
- ▭ RWE Dea AG
- ▭ RWE Rheinbraun AG

Dr. Alfons Friedrich Titzrath
Cologne
Former Chairman of the Supervisory Board of Dresdner Bank AG
- ▭ Celanese AG
- ▭ Deutsche Lufthansa AG

Prof. Karel Van Miert
Beersel
President of Nyenrode University
- ▭ Fraport AG
- ▭ Münchener Rückversicherungs-Gesellschaft AG
- Agfa-Gevaert N.V.
- Anglo American plc
- De Persgroup
- DHV Group
- Koninklijke Philips Electronics N.V.
- Wolters Kluwer N.V.

Erwin Winkel*
Niederzier
Chairman of the General Works Council of RWE Rheinbraun AG

* Employee representative on the Supervisory Board.
▭ Member of other mandatory supervisory boards.
Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Supervisory Board Committees

Executive Committee of the Supervisory Board

Dr. h.c. Friedel Neuber (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Burkhard Drescher
Wilfried Eickenberg
Josef Pitz
Dr. Manfred Schneider
Erwin Winkel

Mediation Committee in accordance with Sec. 27, Para. 3 of the German Co-Determination Act (MitbestG)

Dr. h.c. Friedel Neuber (Chairman)
Frank Bsirske
Berthold Krell
Dr. Manfred Schneider

Executive Board Human Resources Committees

Dr. h.c. Friedel Neuber (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Heinz-Eberhard Holl
Klaus-Dieter Südhofer

Audit Committee

Carl-Ludwig von Boehm-Bezing (Chairman)
Ralf Hiltenkamp
Berthold Krell
Dr. Gerhard Langemeyer
Günter Reppien
Prof. Karel Van Miert

Executive Board

Harry Roels
Essen
—since February 1, 2003—
President and CEO of RWE AG
- RWE Plus AG (Chairman)
- RWE Power AG (Chairman)
- Innogy Holdings plc (Chairman)
- Thames Water Plc (Chairman)

Dr. Dietmar Kuhnt
Essen
—until February 28, 2003—
Former President and CEO of RWE AG
- Allianz Versicherungs-AG
- Dresdner Bank AG
- Hapag-Lloyd AG
- Heidelberger Druckmaschinen AG (Chairman)
- HOCHTIEF AG (Chairman)
- mg technologies ag
- TUI AG

Dr. Richard R. Klein
Essen
—until March 13, 2003—
Former Executive Vice-President of RWE AG
- Harpen AG (Chairman)
- RWE Systems AG (Chairman)
- RWE Umwelt AG
- Innogy Holdings plc
- Thames Water Plc

Dr. Gert Maichel
Dortmund
Executive Vice-President of RWE AG
- Harpen AG
- RAG AG
- RWE Dea AG (Chairman)
- RWE Gas AG
- RWE Rheinbraun AG (Chairman)
- TÜV Rheinland Holding AG
- Innogy Holdings plc
- RWE Trading GmbH (Chairman)

Manfred Remmel
Essen
—until March 13, 2003—
Former Executive Vice-President of RWE AG
- AXA Versicherung AG
- RWE Gas AG (Chairman)
- RWE Net AG (Chairman)
- RWE Plus AG
- RWE Solutions AG (Chairman)
- RWE Umwelt AG (Chairman)
- WISTA-Management GmbH

Dr. Klaus Sturany
Dortmund
Executive Vice-President of RWE AG
- Commerzbank AG
- Hannover Rückversicherungs-AG
- Heidelberger Druckmaschinen AG
- HOCHTIEF AG
- RAG AG
- RWE Dea AG
- RWE Power AG
- RWE Solutions AG
- Innogy Holdings plc
- RWE Trading GmbH
- Thames Water Plc

Jan Zilius
Essen
Executive Vice-President of RWE AG
- RWE Gas AG
- RWE Net AG
- RWE Rheinbraun AG
- RWE Systems AG

Economic Advisory Board

Edmond Alphandéry
Paris
—until March 31, 2002—
Président du Conseil de Surveillance de CNP

Prof. Dr. Dr. h.c. Theodor Baums
Frankfurt/Main
—since January 1, 2002—
Member of the Executive Committee of
Deutsche Schutzvereinigung für Wertpapierbesitz e. V.

Dr. h.c. Manfred Bodin
Hanover
President and CEO of Norddeutsche Landesbank Girozentrale

Dr. Gerhard Cromme
Düsseldorf
Chairman of the Supervisory Board of
ThyssenKrupp AG

Jürgen Dormann
Schiltigheim
Chairman of the Supervisory Board of Aventis

Dr. Michael Frenzel
Hanover
President and CEO of TUI AG

Prof. Dr. Dr. h.c. Joachim Funk
Düsseldorf
—until December 31, 2002—

Dr. Jürgen Großmann
Georgsmarienhütte
Partner in Georgsmarienhütte GmbH

Helmut Haumann
Cologne
President and CEO of GEW RheinEnergie AG

Dr. Georg Holzhey
Augsburg

Dieter Kauffmann
Esslingen
—until June 30, 2002—
Former Chairman of Schutzgemeinschaft
der Kleinaktionäre e. V.

Dr. h.c. Martin Kohlhaussen
Frankfurt/Main
Chairman of the Supervisory Board of
Commerzbank AG

Prof. Dr. Hubert Markl
Konstanz
Professor of Biology at Konstanz University

Dr. Thomas Middelhoff
Gütersloh
—since February 1, 2002—
Former President and CEO of Bertelsmann AG

Rafael Miranda
Madrid
Consejero Delegado del Grupo Endesa

Dr. Karl Josef Neukirchen
Frankfurt/Main
President and CEO of mg technologies ag

Dr. Udo Oels
Leverkusen
Executive Vice-President of Bayer AG

Alfred Freiherr von Oppenheim
Cologne
Chairman of the Supervisory Board of
Sal. Oppenheim jr. & Cie. KGaA

Dr. Heinrich von Pierer
Munich
President and CEO of Siemens AG

Bernd Pischetsrieder
Wolfsburg
President and CEO of Volkswagen AG

Diethelm Sack
Frankfurt/Main
Executive Vice-President of Deutsche Bahn AG

Prof. Dr. Ernst Schadow
Frankfurt/Main
Executive Vice-President of Celanese AG

Prof. Dr. Dieter Schmitt
Essen
Faculty of Energy Management Chair, GH Essen University

Klaus Schneider
Munich
—since July 1, 2002—
Chairman of Schutzgemeinschaft der Kleinaktionäre e. V.

Hans Peter Schreib
Düsseldorf
—until December 31, 2002—
Attorney-at-Law, Member of the Executive Committee
Deutsche Schutzvereinigung für Wertpapierbesitz e. V.

Dr. Ron Sommer
Bonn
Former President and CEO of Deutsche Telekom AG

Karl Starzacher
Essen
President and CEO of RAG AG

Prof. Dr. Jürgen Strube
Ludwigshafen
President and CEO of BASF AG

Marcus Wallenberg
Stockholm
Executive Vice President, Investor AB

Marilyn Ware
New Jersey
—since February 1, 2002—
Chairman Emeritus of American Water Works Company, Inc.

Dr. E.h. Jürgen Weber
Frankfurt/Main
President and CEO of Deutsche Lufthansa AG

Prof. Dr. Carl Christian von Weizsäcker
Cologne
Director of the Energy Industry Institute at
Cologne University

Wilhelm Werhahn
Neuss
Personally liable partner in Wilh. Werhahn

Dr. h.c. Wolfgang Ziemann
Essen
Former Executive Vice-President of RWE AG

Glossary

Actuarial gains and losses The actuarial calculation (computation according to insurance mathematics) of pension provisions is largely based on forecast parameters (such as the projected pattern of wages and pensions). Actuarial gains and losses arise if these assumptions are revised in the light of actual developments.

Balancing power Amount of electricity needed to establish a constant balance between electricity fed into a power grid and taken out of it for use.

Base load Basic electricity requirement. Available regardless of all load fluctuations. Base load power is primarily provided by nuclear power plants, lignite power stations and—to a lesser extent—run-of-river power plants.

Best practice Continuous process of comparing processes, products, services and practices with those of the strongest competitors or companies regarded as leaders in their industries.

Cash flow Key figure for assessing an enterprise's financial position and profitability when analyzing the company, its balance sheet and its stock.

Cross-selling Sale of different products and services to a single customer. Cross-selling occurs, for example, if gas is additionally sold to a customer who previously only purchased electricity.

Downstream Denotes the chain of activities comprising the supply of crude oil to refineries, the processing of the crude oil to obtain petroleum and petrochemical products, and sales of such products.

EBITDA Acronym for "Earnings Before Interest, Taxes, Depreciation and Amortization." EBITDA serves as an indicator of the cash flow generated by a company's operations.

E7 initiative Group formed by the world's nine leading power utilities (American Electric Power, EdF, Enel, Hydro-Quebec, Kansai Electric Power, Ontario Power Generation, RWE, Scottish Power and Tokyo Electric Power). The initiative has been participating in collaborative endeavors and projects regarding sustainable development since 1992. Work done by the E7 initiative aims to promote the efficient generation and use of electric power throughout the world.

Forward contract Contract between parties for the future purchase/sale of a commodity whose price is agreed in advance. Forward contracts are usually negotiated by contracting parties individually and are not quoted publicly on the stock exchange like futures.

HCU Acronym for hard coal unit. Reference value for the assessment of the energy content of various energy carriers. One kilogram HCU corresponds to 29,308 kilojoules. In 2002, on average, 1 kilogram of raw lignite from the Rhineland mining region equaled 0.34 kilograms HCU.

Kilowatt Unit of measurement of electric output. Conversion of other output units: 1 megawatt = 10^3 kilowatts, 1 gigawatt = 10^6 kilowatts, 1 terawatt = 10^9 kilowatts.

Kyoto Protocol Agreement established in 1997 pursuant to international law. Sets forth the major principles of international climate regulations. Signatory industrial nations commit to lowering their greenhouse gas emissions. A set of tools dubbed "Kyoto mechanisms" affords participating countries increased flexibility. Kyoto mechanisms envisage countries and—depending on the nature of the national agreement—companies taking their own initiative to implement projects in other countries if this provides a more affordable way of avoiding greenhouse gas emissions than taking measures in one's home country.

Multi-utility Designation for companies offering a variety of utility services from a single source. In the context of its multi-utility strategy, RWE focuses on energy and the environment. Its core activities are electricity, gas, water and wastewater, waste disposal and recycling as well as associated energy-related services.

NETA New Electricity Trading Arrangements. New Framework covering the trading of electricity in England and Wales introduced in March 2001.

Offshore Production of petroleum and natural gas off coastal lines and in large inland waters.

Other comprehensive income Other comprehensive income covers changes in equity resulting from the fair valuation of financial instruments available for sale and derivatives in cash flow hedges. This item also subsumes the differences in currency translation that do not affect income.

Peak load During peak consumption periods on the power grid, storage power stations, pumped storage power plants and gas turbine power stations are used to compensate for the spikes.

Performance Development of a financial investment within a defined period.

Projected Unit-Credit Method Provisions for pensions and similar obligations are calculated using the Projected Unit-Credit Method (IAS 19). It pays due regard not only to pensions and vested benefits accrued as of the cut-off date, but also to anticipated increases in salaries and wages.

Prototype Carbon Fund Resources contained in this fund are used first and foremost to increase the use of renewables-based energies, especially in developing and emerging countries.

Rating Standardized assessment of the risk exposure and creditworthiness of issuers of securities and the securities themselves. Ratings are performed by specialists, which are generally recognized agencies.

Standing Interpretations Committee (SIC) The SIC rules on controversial accounting issues. Its interpretations are approved by the board of the International Accounting Standards Committee (IASC) and, once adopted, are binding on all IAS users.

Technical Guideline for Residential Waste (TASi) Legal directive in Germany that defines technical standards for the dumping of residential waste. On expiry of the transitional deadlines, starting in 2005, only waste that has been pretreated using thermal or mechanical-biological processes may be dumped in landfills.

Upstream In the petroleum industry, this term encompasses the exploration and production of crude oil and natural gas.

Volatility Bandwidth of market prices and their movement within this bandwidth.

Index

Imprint

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany

Phone +49-201-1200
Fax +49-201-12151-99
E-mail contact@rwe.com

Investor Relations:
Phone +49-201-121-5025
Fax +49-201-121-5265
E-mail invest@rwe.com

Corporate Communications:
Phone +49-201-121-5250
Fax +49-201-121-5094

For annual reports, interim reports and other information on RWE, please visit us on the Web at www.rwe.com
or call our shareholder hotline:
Phone (01801) 304-070 (callers in Germany)
Phone +49-1801-304-070 (callers outside Germany, excluding the USA)
Phone 011-49-1801-304-070 (from the USA)

This is a translation of the German annual report. In case of divergence from the German version, the German version shall prevail.

Design Hesse Design, Erkrath

Photographs Matthias Heitmann, Hamburg

Production management NETWØRK GmbH, Hamburg

Lithography ADDON, Düsseldorf

Printing Heining & Müller GmbH,
Mülheim a.d. Ruhr
Printed on
Heidelberg Speedmaster stock.
Printed on paper made of
chlorine-free bleached pulp.

Financial Calender 2003_2004

03/17/2003
Annual report for fiscal 2002
_Balance sheet press conference
_Analyst conference

05/14/2003
Interim report for the first quarter of 2003

05/15/2003
Annual General Meeting

08/12/2003
Interim report for the first half of 2003
_Mid-year press conference
_Analyst conference

11/13/2003
Interim report for the first three quarters of 2003

01/06/2004
Preliminary report on fiscal 2003

02/26/2004
Annual report for fiscal 2003
_Balance sheet press conference
_Analyst conference

04/15/2004
Annual General Meeting

05/11/2004
Interim report for the first quarter of 2004

08/10/2004
Interim report for the first half of 2004
_Mid-year press conference
_Analyst conference

11/09/2004
Interim report for the first three quarters of 2004

◁ Five-year overview

Internet links

01 www.rwe.com/en/investor_relation/shares/corporate_governance

02 www.rwe.com/en/investor_relation

03 www.rwe.com/en/investor_relation/bonds

04 www.rwe.com/en/investor_relation/annualreports

05 www.rwe.com/en/press/mediacenter

06 www.rwe.com/en/one_group/environmental_policy

Design legend

Total

Emphasized total

Emphasis



*
122

Cross reference



01

Internet link



Back cover left:
»Dialogue is a key component to success. Especially at the international level.«
Anja Lorenz, Tax Manager, RWE AG, Essen

Back cover right:
»RWE's future lies in harnessing its diverse skills and cultures to achieve clear strategic goals.«
Alan Robinson, Director of Strategy and Planning, Innogy, Swindon

Five-year overview

RWE Group		2002	2001 TFY[1]	2000/ 2001	1999/ 2000	1998/ 1999
External net sales	€ million	46,633	33,301	62,878	47,918	38,415
Income						
EBITDA	€ million	7,241	3,637	6,575	4,708	5,982
Operating income	€ million	4,504	2,029	3,953	2,804	3,190
Income before tax	€ million	2,722	1,143	2,238	2,151	2,722
Net income (RWE's share of net income)	€ million	1,050	621	1,264	1,212	1,149
Net income excl. goodwill amortization	€ million	1,830	859	1,638	1,419	1,284
Earnings per share incl. goodwill amortization	€	1.87	1.10	2.24	2.24	2.07
Earnings per share excl. goodwill amortization	€	3.25	1.53	2.90	2.62	2.31
Return on equity	%	13.5	7.3	17.3	15.9	15.2
Return on sales	%	10.7	6.4	6.1	5.7	8.7
Value management						
Return on capital employed (ROCE)	%	10.4	11.1	11.5	–[2]	–[2]
Value added	€ million	395	307	770	–[2]	–[2]
Capital employed	€ million	44,293	37,860	37,757	–[2]	–[2]
Cash flow/capital expenditure/depreciation and amortization						
Cash flows from operating activities	€ million	5,933	1,021	3,814	3,241	4,782
Free cash flow[3]	€ million	1,838	- 1,274	296	414	2,118
Capital expenditure incl. acquisitions	€ million	16,985	3,706	13,408	4,923	5,244
Depreciation, amortization and asset disposals	€ million	6,655	3,144	6,664	4,707	3,202
_Goodwill amortization	€ million	780	238	374	207	135
Free cash flow per share	€	3.27	- 2.27	0.52	0.76	3.81
Workforce						
Workforce at end of fiscal year[4]		131,765	155,634	162,347	152,132	154,223
Asset/capital structure						
Non-current assets	€ million	61,577	49,182	54,589	34,493	29,110
Current assets	€ million	31,103	33,868	24,781	23,615	20,292
Deferred tax assets	€ million	7,593	8,399	8,056	6,881	5,830
Balance sheet equity	€ million	8,924	11,129	10,843	9,557	10,024
Long-term provisions	€ million	32,637	33,227	32,643	29,371	27,053
Other long-term debt	€ million	25,181	14,567	12,622	3,235	3,761
Short-term provisions and debt	€ million	26,965	26,320	26,189	19,868	11,649
Deferred tax liabilities	€ million	6,566	6,206	5,129	2,958	2,745
Balance sheet total	€ million	100,273	91,449	87,426	64,989	55,232
Net financial debt/assets	€ million	- 15,494	- 1,126	135	15,097	13,336
Capital-to-assets ratio	%	8.9	12.2	12.4	14.7	18.1
RWE Aktiengesellschaft						
Dividends						
Dividends	€ million	619	562	563	523	555
Dividend per share	€	1.10[5]	1.00	1.00	1.00	1.00
Market capitalization/rating						
Market capitalization at end of fiscal year	€ billion	13.7	23.6	26.3	18.1	24.0
Long-term credit rating[6]						
_Moody´s		A1	Aa3	Aa3		
_(outlook)		(negative)	(negative)			
_Standard & Poor´s		A+	AA-	AA-		
_(outlook)			(negative)			

[1] Truncated fiscal year (July to December).

[2] No comparison with prior-year figures due to comprehensive changes to the Group's structure and the adjustment to the value management concept.

[3] Cash flows from operating activities minus capital expenditure on property, plant and equipment/intangible assets.

[4] Full time equivalent from fiscal 2000/01 onwards.

[5] Including bonus.

[6] Data only available since December 31, 2000.





RWE Aktiengesellschaft_Opernplatz 1_45128 Essen_Germany_Phone +49 (0)201.12-00
Fax +49 (0)201.12-1 51 99_www.rwe.com